

Li Auto

Exhibit 99.1

Li Auto Inc.

Environmental, Social and Governance Report 2024

02

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Content

< ☰ > 03

Introduction 01 Compliant Operation and Responsible Governance 02 Innovative Pioneer and Outstanding Product 03 Low-Carbon Operation and Green Ambition 04 Inclusive Care and Shared Growth 05 Community Contribution for a Better Society Appendix

About the Report

Introduction

This is the 2024 Environmental, Social and Governance Report ("ESG[1] Report") released by Li Auto Inc. (a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability). It aims to showcase the ESG strategies, management and practices of Li Auto Inc., its main subsidiaries and consolidated affiliated entities as listed in its annual report (the "Company," "Li Auto," or "we").

Basis of Preparation

This report is compiled in accordance with the *Environmental, Social and Governance Reporting Guide* in the Appendix C2 to the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, as well as its principles of Materiality, Quantitative, Balance, and Consistency. This report also follows the core framework the *GRI[3] Sustainability Reporting Standards*. Furthermore, this report draws reference from mainstream ESG rating indices such as MSCI[4], S&P CSA[5] as well as incorporates the recommendations of SDGs[6] and ISSB[7] into its drafting process.

Report Approval and Access

This report has been reviewed and approved by the Board of Directors on April 10, 2025. This report is available on the website of HKEX (www.hkexnews.hk) and our IR website (https://ir.lixiang.com) in simplified Chinese, traditional Chinese and English.

Reporting Scope

The materials and data disclosed in this report cover Li Auto Inc., its main subsidiaries as listed in its annual report and consolidated affiliated entities[2]. The information covers the period from January 1, 2024 to December 31, 2024 (the "reporting period," "this year," or "2024"), unless otherwise stated.

Sources of Information

All materials and data referred in this report are sourced from our official documents, statistical reports and financial reports, which have been collected, summarized and reviewed by relevant departments. Unless otherwise stated, the reporting currency herein is Renminbi (RMB).

Disclaimer

Parts of this report are forward-looking subject to uncertainties, which could cause actual results to differ materially from those presented. The Company undertakes no obligation to update any forward-looking statements provided in this report.

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[1] ESG, Environmental, Social and Governance.
[2] The Data is mainly collected from business entities in Beijing and Changzhou. Entities in Shanghai provide data on R&D expenditures and employees for this report.

[3] GRI, Global Reporting Initiative.
[4] MSCI, Morgan Stanley Capital International.
[5] S&P CSA, S&P Global Corporate Sustainability Assessment.

[6] SDGs, Sustainable Development Goals, include 17 global development goals adopted by the United Nations to guide global development from 2015 to 2030.
[7] ISSB, International Sustainability Standards Board.

‹ ☰ › 04

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

About Us

Li Auto Inc. is a leader in China's new energy vehicle (NEV) market. Our mission is to "Create a Mobile Home, Create Happiness" ("创造移动的家，创造幸福的家"). We design, develop, manufacture, and sell premium smart electric vehicles. Through innovations in product, technology and business model, we provide families with safe, comfortable and convenient products and services.

In 2018, Li Auto launched its first extended-range electric vehicle - the six-seat premium SUV Li One. In 2022, the Company launched three other extended-range electric vehicles - the six-seat flagship family SUV Li L9, the six-seat premium family SUV Li L8, and the five-seat flagship family SUV Li L7. Li Auto officially launched its first BEV high-tech flagship family MPV - Li MEGA in March 2024 and the five-seat premium family SUV Li L6 in April 2024.

In 2024, Li Auto achieved annual deliveries of over 500,000 vehicles within just five years since its first delivery, setting the record for the fastest growth among premium auto brands in the Chinese market. As of December 31, 2024, Li Auto's cumulative deliveries had surpassed 1,130,000 vehicles.



Milestones of Li Auto



July 1,2015
Li Auto Established



October 18, 2018
Leading Li ONE Officially Launched



July30,2020
Li Auto Listed On Nasdaq



August 12, 2021
Li Auto Listed On The Main Board of HK Stock Exchange



June 2022 - February 2023
Li L9/ Li L8/ Li L7 Officially Launched



March 1, 2024
Li MEGA Officially Launched



April 18, 2024
Li L6 Officially Launched



October 18, 2024
Li Auto's Cumulative Delivery Exceeded 1 million Vehicles

Sustainability Practices

Li Auto has integrated sustainability practices into corporate strategies and operations. We identify risks and opportunities in business operations while implementing sustainable development strategies with actions from five fronts, namely "Compliant Operation and Responsible Governance," "Innovative Pioneer and Outstanding Product," "Low-Carbon Operation and Green Ambition," "Inclusive Care and Shared Growth," and "Community Contribution for a Better Society". In pursuit of corporate vision and mission, we honor our social responsibilities in response to the SDGs, thus contributing to sustainable development of society as a whole.

Areas	SDGs	Our Risks	Our Opportunities	Our Actions
Compliant Operation and Responsible Governance		ESG governance risks Business ethics risks Litigation risks Customer relationship management risks	ESG strategy Risk control system Management model innovation	Improving corporate governance and ESG governance structure Enhancing communication with stakeholders Ensuring compliant management Ensuring system security Protecting customers' privacy security
Innovative Pioneer and Outstanding Product		Technology R&D risks Intellectual property right risks Product quality risks User safety risks Supply chain risks Customer relationship management risks	Smart driving technologies Innovation layout Industrial resource integration Increase of reliability and business capacity of supply chain Coordinated user innovation	Strengthening technology research and development Promoting industry cooperation Safeguarding intellectual property rights Improving the quality management system Supplier ESG management Improving user satisfaction Reviewing marketing content
Low-Carbon Operation and Green Ambition		Policy and regulatory risks Market risks Energy risks Climate change risks Carbon emissions risks in the production process Water pollution risks Waste management risks Natural disaster risks	Formulation of climate change contingency plans Production cost reduction by using renewables Resource access and allocation optimization Materials recycling Green product R&D	Setting up carbon neutrality working group Performing an organization-wide carbon emission inventory Identifying climate-related risks and opportunities Promoting research and development of green materials Improving the environmental management system Regulating pollutant discharge Evaluating and calculating the carbon footprint of products Building green factories Encouraging green office
Inclusive Care and Shared Growth		Illegal employment risks Talent drain risks Human cost risks Benefit guarantee risks Equal opportunity risks Safe production risks Occupational health risks	Diverse talent team Human capital empowerment Use of technological tools Multi-channel knowledge access EHS capability enhancemen	Equal and diverse talent recruitment Smooth and effective employee communication Reasonable compensation and benefits Complete training system Equal opportunities for promotion EHS management system construction
Community Contribution for a Better Society		Reputational risks Public safety risks	Enhancement of social value of brand Employment generation Dedication to philanthropy	Providing disaster relief Promoting community integration Helping people in need Promoting educational support Supporting charity activities initiated by users

‹ ☰ › 07

Introduction   01 Compliant Operation   02 Innovative Pioneer   03 Low-Carbon   04 Inclusive Care   05 Community   Appendix
                         and Responsible   and Outstanding   Operation and   and Shared   Contribution for a
                         Governance   Product   Green Ambition   Growth   Better Society

2024 ESG Highlights

Compliant Operation and Responsible Governance

Certified to ISO 37001 - Anti-Bribery Management System

Zero money laundering, insider trading, conflict of interest accidents

100% coverage of information security training

Certified to ISO 27001 - Information Security Management System

100% coverage of employee privacy protection training

Certified to ISO 27701 – Privacy Information Management System without user privacy data breach incidents

Zero user privacy data breach incidents

Innovative Pioneer and Outstanding Product

Annual investment of RMB 11 billion in innovation and R&D

5,930 R&D workforces

Nearly 3,000 quality standards met prior to delivery

74,240 employee enrollments in quality and safety training and 41,064 training hours

94.6% of Li Auto's direct suppliers have obtained the ISO 14001 - Environmental Management System certification
82.8% for the ISO 45001 - Occupational Health and Safety Management System certification
99.1% for the IATF 16949 / ISO 9001 Quality Management System certification

99.9% test drive satisfaction rate
99.9% product delivery satisfaction rate
99.6% after-sales service satisfaction rate

100% of user complaints handled and resolved

Low-Carbon Operation and Green Ambition

Energy consumption of production was 0.112 tce per vehicle, with intended target accomplished

Water consumption of production was 3.1 tonnes per vehicle, with intended target accomplished

100% of manufacturing bases in production certified to ISO 14001 - Environmental Management System

Certified to ISO 50001 - Energy Management System

Conduct carbon footprint accounting for Li L6 and Li MEGA and the performance of relevant vehicle models lead the industry for carbon emissions assessment in the China Green Car Assessment Program (C-GCAP)

0.042 kg of VOC emissions per vehicle

Reduce carbon emissions by 1,154,856 kg and 467,145 kg through employees' use of NEV and green flight respectively

Zero administrative punishment related to environmental or ecological issues

Inclusive Care and Shared Growth

Employees came from 16 countries and regions, and 38 ethnic minorities

3,264 new hires from campus recruitment

311,546 enrollments in employee training

Certified to the ISO 45001 - Occupational Health and Safety Management System

Zero serious injuries or fatalities due to production accidents

Expenditure of over RMB50 million on safety and health

Community Contribution for a Better Society

A total philanthropy contribution of RMB47.30 million

08

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

2024 Honorary Accolades

AAA MSCI ESG Rating
MSCI

S&P CSA score of 53
S&P Global

2024 Top 100 Listed Companies with Best ESG Practices in China
Wind

Listed in the S&P Global Sustainability Yearbook (China Edition) 2024
S&P Global

Li MEGA achieved a five-star+ rating in the China-Automobile Health Index (C-AHI)
China Automotive Engineering Research Institute Co., Ltd. and International Traffic Medicine Association

Li MEGA and Li L6 achieved the highest rating G+
China Insurance Automotive Safety Index (C-IASI)

Li L8 achieved the highest rating for cybersecurity and privacy protection
IVISTA Special Evaluation for Connected Intelligence and Privacy Security

Li L8 ranked first in the mid-to-large-size hybrid SUV category in the 2024 China New Energy Vehicle Industry Customer Satisfaction Index (NEV-CACSI)
China Association for Quality

Li L6 achieved a five-star rating in the China- New Car Assessment Program (C-NCAP) with the highest score
CATARC Automotive Testing & Assessment Management Center (CATC)

Li L6 achieved a five-star rating in the China Intelligent-Connected Car Assessment Program (C-ICAP) with the highest score
China Automotive Engineering Research Institute Co., Ltd.

2024 China Tech Experience Index (TXI) Study Third Place in Mainstream New Energy Vehicles
J.D. Power

The Best Practice Award for automotive safety product application
2024 International Conference of Vehicle Safety and Intelligent Transportation

2024 AI Innovative Enterprise
China Software Industry Association

Named among the 2024 Fortune Asia Future 30
Fortune

The 8th Autolab Golden Flame Award for "the Most Recommended Intelligent Safety Vehicle of 2024"
Autolab

Li Auto's automation testing system of full-stack self-developed smart space was awarded the "2024 Top Scientific and Technological Achievement Award for Automotive Smart Space"
China Society of Automotive Engineers (China-SAE)

Beijing Site Environmental Performance Grade A Enterprise Project
Beijing Municipal Ecology and Environment Bureau

Changzhou Site Environmental Performance Grade A Enterprise Project
Changzhou Municipal Ecology and Environment Bureau

09

Introduction

01 Compliant Operation
and Responsible
Governance

02 Innovative Pioneer
and Outstanding
Product

03 Low-Carbon
Operation and
Green Ambition

04 Inclusive Care
and Shared
Growth

05 Community
Contribution for a
Better Society

Appendix

01

Compliant Operation and Responsible Governance

Li Auto firmly believes in the principle of compliant operations, pays attention to operational risks, strictly adheres to the bottom line of business ethics, and constantly strengthens corporate governance. Meanwhile, we actively respond to expectations and concerns of stakeholders on corporate development, consistently improve operational transparency and accountability to ensure the Company's stable and sustainable development.

 

10

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

1.1 Corporate Governance

1.1.1 Management of the Board of Directors

We firmly believe that robust corporate governance underpins sustainable business operations. Li Auto consistently enhances our sophisticated corporate governance framework with a clear division of rights and responsibilities to ensure stability in our operations under the *Company Law of the People's Republic of China*, the *Nasdaq Stock Market LLC Rules*, and the *Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited* ("*The Listing Rules*"), as well as other applicable laws.

Li Auto has established a corporate governance structure with the Board of Directors as the highest leadership and decision-making body. Our Board of Directors is responsible for coordinating and supervising major matters in the Company's business activities and has established three committees, namely, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee

to ensure efficient operation. More detailed information is available on our IR website and the website of the stock exchanges.

Board Effectiveness

Li Auto holds regular board meetings to ensure fairness and transparency in corporate governance, facilitate strategic decision-making, and uphold compliance and efficiency in company operations. The *Sixth Amended and Restated Memorandum of Association of Li Auto Inc.* expressly requires that the quorum of directors present at a board meeting shall be a simple majority of the directors then in office, i.e., not less than 50% of the directors shall be present. In 2024, our Board of Directors held six meetings with a 100% director attendance rate.

Li Auto has developed a well-established procedure for electing and appointing directors. Every director shall be subject to retirement by rotation at least once every three years in compliance with the requirements of the *Hong Kong Listing Rules* and the *Sixth Amended and Restated Memorandum of Association of Li Auto Inc*. We have formulated the *Director Nomination Policy* to set forth the procedures for electing board members. When appointing new board members, we select candidates through a combination of multiple channels, including but not limited to, internal promotion, reappointment, recommendation from other members of management, and external recruitment.

Li Auto regularly trains its directors on professional skills, and legal and regulatory updates. During the reporting period, the Company held one compliance policy training session,

covering the latest climate disclosure requirements and corporate governance policy update summary.

Li Auto internally evaluates board effectiveness through questionnaires.

Li Auto sets diversified compensation policies and programs for directors and senior executives, including paying fixed compensation, as well as variable compensation adjusted for performance targets, such as performance bonuses and share-based payment compensation, etc., to encourage directors and senior executives to create long-term value. In addition, we have established the Clawback Policy, which stipulates that the Company has the right to clawback compensation incentives paid under certain circumstances to ensure compliance and due diligence of the directors and senior executives while protecting the interests of all shareholders.

Li Auto's board structure



Li Auto's evaluations on Board effectiveness

Board structure	• Procedures for electing directors	• Committee structure	• Specialized knowledge and professional background of independent directors
Board effectiveness	• Board responsibilities	• Focus on the Company's strategies	• Oversee the Company's risks
Board operating mechanisms	• Communication channels between directors and management	• Review the annual operation plans	

11

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Board Independence and Diversity

Li Auto believes that a board structure marked by independence and diversity is essential to safeguard shareholders' interests and underpin long-term corporate development. By the end of the reporting period, the Board of Directors of Li Auto consisted of eight members, including two non-executive directors and three independent non-executive directors who account for more than one-third of the members.

Li Auto makes unremitting efforts to improve the board independence assessment mechanism and has formulated the *Li Auto Inc. Policy for Obtaining Independent Views and Opinions* which requires the non-executive directors to perform their independent supervision function while providing independent opinions. The Board of Directors regularly reviews the implementation and effectiveness of this independence assessment mechanism. The independence of the independent non-executive directors is assessed by the Nominating and Corporate Governance Committee.

We have formulated the *Li Auto Inc. Board Diversity Policy*, which stipulates that the Company shall factor into their gender, age, professional expertise, industry experience and educational background when nominating and appointing board members, and assess board diversity regularly. This ensures a broad range of perspectives and expertise, safeguarding shareholders' interests and fostering the Company's long-term development. Additionally, we regularly assess the policy's implementation, catering to diverse business needs while providing comprehensive guidance for strategic planning and decision-making.



Li Auto's directors

Name	Gender	Position/Duty	Professional capabilities		
			Industry experience[1]	Risk management experience[2]	Financial management experience[3]
Li Xiang	Male	Chairman of the Board and Chief Executive Officer	√	-	-
Ma Donghui	Male	Executive Director and President	√	-	-
Li Tie	Male	Executive Director, Chief Financial Officer and Compliance Officer	√	√	√
Wang Xing	Male	Non-Executive Director	√	-	-
Fan Zheng	Male	Non-Executive Director	√	-	-
Xiao Xing	Female	Independent Non-Executive Director	-	-	√
Zhao Hongqiang	Male	Independent Non-Executive Director	√	-	√
Jiang Zhenyu	Male	Independent Non-Executive Director	√	√	√

[1] Directors served a company in the "consumer discretionary sector" classified by Global Industry Classification Standard (GICS®).

[2] It refers to specialized knowledge of risk management or previous experience in a position related to risk management.

[3] It refers to specialized knowledge of finance and accounting, or previous experience in a position related to finance and auditing.

< ☰ >   12

Introduction   **01** Compliant Operation and Responsible Governance   **02** Innovative Pioneer and Outstanding Product   **03** Low-Carbon Operation and Green Ambition   **04** Inclusive Care and Shared Growth   **05** Community Contribution for a Better Society   Appendix

1.1.2 ESG Management

At Li Auto, we are committed to the concept of sustainable development by improving ESG management systems to promote environmental and social harmony, thus improving ESG management and performance, and facilitating our sustainability efforts.

Li Auto honors ESG policies and guidelines, implementing a clear and top-down ESG management framework. In 2024, we refined this framework based on our ESG management needs, establishing a number of new ESG-related groups to streamline workflows and clarify the scope of ESG governance structure and responsibilities at all levels.

Li Auto's ESG management structure



Board of Directors
Leading and being responsible for ESG management, identifying ESG management framework, reviewing ESG strategies, policies, and targets, and ensuring the building of effective ESG risk management and internal control systems.

Audit Committee
Reviewing ESG strategies, policies, targets, annual plans, and mid-long-term plans together with the Board of Directors, as well as supervising their implementation; Developing ESG-related strategies, frameworks, principles, policies, and regulations; Overseeing the implementation of ESG targets, reviewing the practices and performance for legal and regulatory compliance; Monitoring Key Performance Indicators (KPIs) set by the Company on ESG priorities and ESG performance; and reporting and making recommendations to the Board of Directors on the above matters.

ESG Working Group
Developing ESG targets and working plans, improving communication with stakeholders, identifying ESG-related risks and opportunities, and reporting to the Audit Committee.

ESG-related groups
Sales, Service, Legal and Risk Management, Capital Markets, R&D, Manufacturing, Quality and Safety, Finance, Supply Chain, Human Resources, Public Affairs etc. Coordinating the implementation of working plans and advancing specific tasks under the guidance of the ESG Working Group.

1.1.3   Stakeholder Communication

We highly value communication and exchanges with stakeholders, constantly improve routine and multi-channel communication mechanisms, actively respond to their expectations and concerns, and accept their supervision.

Li Auto's stakeholder communication mechanisms

Stakeholders	Shareholders and investors	Employees	Users	Suppliers	Governments and regulators	Industrial organizations	Communities	Media	Environment
Issues of concern	Information disclosure Ongoing and stable business growth Corporate governance Innovation and development Business ethics Risk management	Legal employment Training and development Employee benefit guarantee Occupational health and safety	Customer service and satisfaction Product quality and safety Information security and privacy protection	Honest operation Mutual benefit and win-win progress Supply chain management Supply chain risk response Product quality and safety Business ethics	Regulatory compliance Compliant operation Information security Job creation Green product	Intellectual property rights management Innovative development Green product Cooperative development	Charity programs Community investment Volunteer activities	Information transparency Compliant operation Information security and privacy protection Responsible marketing	Energy use and management Sustainable product Green production and transportation Water management Emissions management
Communication forms	General meeting Non-deal roadshows and IR meeting Regular report and announcement Interim announcement and notice Company website Investor mailbox News release	Employee satisfaction survey Internal OA system Internal communication meeting Employee complaint and feedback Internal and external training activity Publicity activities of corporate culture Employee care activities	Official App WeChat official account User satisfaction survey Product survey and feedback User complaint and handling Online and offline activity promotion Company website and interactions on social media Li Auto car clubs	Project procurement Supplier contract and agreement Supplier audit and evaluation Supplier assistance and cooperation Interconnection of supplier data Partner conference	Information disclosure Daily communication and report Spervision and inspection Visit reception	Project cooperation Technological exchanges Result sharing	Community activities Charitable activities Company website and interactions on social media	News conference Inclusive interview Press conference Company website and interactions on social media	NEV-related technology and product R&D Data disclosure of operational environment Regular release of ESG report Cultivation of users' low-carbon awareness Responses to climate change

1.1.4   Materiality Assessment

Li Auto places high attention on the identification, assessment and management of sustainability issues, and actively seeks feedback and suggestions of stakeholders. In 2024, following the three steps of "identification - screening and assessment - review and confirmation", we reviewed and adjusted material issues, and reported the material issues matrix to the Board of Directors.

Identification process of material issues

Identification	In accordance with *HKEX's Environmental, Social and Governance (ESG) Reporting Code* and the *GRI Sustainability Reporting Standards*, with reference with assessment requirements of ESG ratings and indices (such as MSCI, S&P CSA, etc.) in capital markets, we have comprehensively categorized material ESG issues and focuses of stakeholders. Through benchmarking practices of peers both domestically and internationally, we have identified 20 material ESG priorities.
Survey and assessment	We collect responses from stakeholders including directors, senior management, employees, investors, users, and suppliers through anonymous online surveys. We prioritized the issues from both "importance to Li Auto" and "importance to stakeholders," and produced Li Auto's material issues matrix in 2024.
Review and confirmation	The ESG Working Group is responsible for reviewing and confirming the material ESG issues identified in the above assessment process, reporting them to the Board, and making recommendations on the final determination of the material issues.

The distribution of Li Auto's material issues

Importance	Issue	Category	Location
Extremely high	1. Product quality and safety	Social	2.2 Product Quality and Safety
	2. Technology innovation and R&D	Social	2.1 Innovation and Development
	3. Customer service and satisfaction	Social	2.4 User Service
	4. Information security and privacy protection	Governance	1.4 Cybersecurity
	5. Sustainable supply chain management	Social	2.3 Supply Chain Management
	6. Occupational health and safety	Social	4.3 Safety and Health
	7. Risk management	Social	1.2 Risk Management
	8. Employees' rights and welfare	Social	4.1 Talent Attraction
	9. Business ethics	Governance	1.3 Business Ethics
	10. Talent attraction and retention	Social	4.1 Talent Attraction
	11. Corporate governance	Governance	1.1 Corporate Governance
Very high	12. Employee training and development	Social	4.2 Talent Growth
	13. Green product and technology	Social	3.2 Sustainable Technology and Product
	14. Emissions and waste management	Environmental	3.3 Green Operation
	15. Energy management	Environmental	3.3 Green Operation
	16. Diversity, equity and inclusion	Social	4.1 Talent Attraction
	17. Climate change response	Environmental	3.1 Climate Change Response
	18. Water management	Environmental	3.3 Green Operation
	19. Public welfare undertakings and integration to the community	Social	5.1 Social Responsibility
Moderately high	20. Biodiversity protection	Environmental	3.3 Green Operation

Li Auto's material issues matrix



1.2   Risk Management

Li Auto prioritizes risk management and internal control which it considers as the core of corporate management.

Li Auto has established an organizational structure for risk management with a clear division of responsibilities. The Board of Directors assumes the highest decision-making authority for establishing and implementing the risk management system as well as for developing the overall objectives of risk management. The Audit Committee reviews the establishment and implementation of the Company's risk management systems, monitors the progress and achievements of the Company's responses to major risks, and presents special reports to the Board of Directors. The Supervision and Management Working Group, under the Audit Committee, supervises the implementation of the Company's annual risk management plan and the major risk identification and response priority determination. The Legal Affairs and Risk Management Department, in accordance with the risk management requirements of the Working Group, coordinates prompt implementation of risk prevention and control measures by relevant business units.

Li Auto relentlessly consolidates its risk management and control mechanism featuring "three lines of defense" to ensure the execution of risk management agendas effectively.

Li Auto has established regulations such as the *Li Auto Inc. Risk Management Policies* and the *Li Auto Inc. Internal Control System* for itself and its subsidiaries, continually enhancing these systems through risk identification, assessment, response, monitoring, and reporting to keep risks manageable.

In 2024, Li Auto developed a risk list covering five major areas, including strategic risks, compliance risks, operational risks, financial risks and corruption risks.

Li Auto's risk response and management structure

The first line of defense	The second line of defense	The third line of defense
Business departments ranging from R&D, supply chain, and manufacturing to sales	Legal Affairs and Risk Management Department (risk management, internal control and compliance teams)	Legal Affairs and Risk Management Department (internal audit and supervisory teams)
• Participate in the annual corporate risk assessment by relevant business departments; • Implement specific work relating to risk management; • Report regularly to the Supervision and Management Working Group on risk management and control.	• Coordinate the establishment of the risk management system; manage major risks at the corporate level; • Regularly organize risk identification, risk assessment, and response activities; • Build internal control systems, sort out and compile internal control management systems and process documents; • Organize, coordinate and promote the establishment of compliance management systems; • Conduct compliance review of major issues to enhance and fortify the compliance risk review mechanism.	• Independently supervise risk management and control performance across all departments and business areas of the Company; • Timely investigate and deal with employee violations.

The risk management and internal control system

Risk identification	Risk assessment	Risk response	Risk monitoring and reporting
• Draw up a list of corporate-level risks by regularly carrying out risk identifications.	• Conduct risk assessments to evaluate risk probability and impacts, and establish the annual list of significant risks.	• Analyze the causes of risks based on the risk assessment results; • Develop risk response plans, including risk mitigation, risk avoidance, risk sharing/transfer, and risk acceptance; • Establish risk management improvement and mitigation plans, and complete rectification within the specified timeframe.	• Monitor and report on the progress of specialized and routine risk management tasks.

< ☰ > 16

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

List of Li Auto's major risks in 2024

Risk categories	Risks
Strategic risks	• Strategic management risks • R&D and technology risks • Organizational and cultural risks • Climate change risks
Compliance risks	• Information security risks • Intellectual property rights risks • Commercial secret risks
Operational risks	• Investment risks • Procurement risks • Human resource risks • Product quality risks • Occupational health and safety risks
Financial risks	• Financial risks • Tax risks • Financial accounting and reporting risks • Budget management risks
Corruption risks	• Litigation and dispute risks • Operational fraud risks • Job misappropriation risks

Additionally, to enhance overall risk compliance awareness, we actively conducted risk management training for all employees in 2024. A total of 103 sessions were held, recording 16,600 enrollments with nearly 11,067 training hours, boosting employees' sensitivity to risks and involvement in risk response.

Li Auto's risk management training

Management	• Received five specialized risk management training sessions covering R&D, supply chain, sales service, finance, and other business sectors, with over 300 enrollments.
New Hires	• Participated in integrity compliance training, systematically learning about Li Auto's "Three Lines of Defense" risk management framework, including its structure, departmental roles, and responsibilities, thereby enhancing their awareness of risk management.
All Employees	• Received training on risk management operations and tools, participated in online courses on risk management systems to enhance their skills in risk control operations; • Attended courses of the Li Auto Academy's Internal Control and Risk Management Learning Module, fostering a risk management culture that involves all employees.



< ☰ >   17

Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society
Appendix

1.3   Business Ethics

Li Auto remains committed to business ethics, with zero tolerance for all misconducts that violate business ethics, and actively fosters the culture of integrity.

1.3.1   Business Ethics Governance System

Li Auto strictly abides by the *Company Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China*, the *Anti-monopoly Law of the People's Republic of China*, the *Foreign Corrupt Practices Act,* the *Sarbanes–Oxley Act 2002*, and other advanced international laws and regulations. We have formulated and issued the *Li Auto Inc. Code of Business Conduct and Ethics*, the *Li Auto Inc. Anti-bribery and Anti-corruption Compliance Policies*, the *Li Auto Inc. Whistle-blowing Policies and Procedures*, the *Li Auto Inc. Conflict of Interest Compliance Management System*, the *Gift Giving and Hospitality Compliance Management System*, the *Commercial Sponsorship Compliance Management System*, the *Business Partner Anti-bribery Compliance Management System*, and other business ethics management systems. These systems standardize the business ethics behavior requirements that all employees and suppliers should follow in commercial activities and strictly manage and supervise improper behaviors such as corruption, bribery, unfair competition, conflicts of interest, extortion, fraud, and money laundering.

Li Auto further standardizes its business ethics behavior by establishing a well-structured and clearly-defined regulatory system. We have established a business ethics governance system comprising the Board of Directors, the Strategic Management Committee, and the Legal Affairs and Risk Management Department. The Board of Directors oversees the Company's business ethics matters. The Working Group for Clean Workplace under the Strategic Management Committee is responsible for guiding, supervising and inspecting the Company's business ethics and code of conduct. The Legal Affairs and Risk Management Department establishes business ethics compliance management processes and investigates and verifies cases of employee violations of laws and disciplines.

Li Auto adopts a zero-tolerance policy for all business ethics misconducts. We have defined all violations and potential violations and established punishment mechanisms. Li Auto carries out special anti-bribery compliance audits within the Company every year and realizes closed-loop management by promoting reforms through investigation in response to misconducts found in the audits to ensure the effectiveness of the business ethics system. In 2024, Li Auto was certified to the ISO 37001 - Anti-Bribery Management Systems upon recertification.

In addition, we advocate for all employees, suppliers, and other stakeholders to jointly create and maintain an honest business environment, and strictly abide by our ethics and code of conduct. In 2024, we signed integrity and compliance commitment clauses with all employees and continuously improved our *Business Partner Anti-bribery Compliance Management System*, thereby encouraging our business partners to adhere to the same business ethics standards. Meanwhile, we require all suppliers to sign an *Integrity Agreement*, promoting clean compliance among value chain partners. In 2024, 100% of our new suppliers signed the *General Procurement Rules* containing integrity compliance clauses during the access phase.



1.3.2 Business Ethics Training

We insist on conducting business ethics training programs for all employees by means of information notification, as well as a combination of online and offline approaches, with an aim to strengthen their anti-corruption awareness. We require all new hires to finish integrity training. All regular employees are required to participate in at least one compliance training session every year. In addition, we carry out specialized anti-corruption and anti-bribery training for employees in key departments.

Li Auto's business ethics and compliance training system

Management	• Receiving specialized integrity training to strengthen compliance awareness; • In 2024, we conducted one anti-corruption and anti-bribery compliance training session for the management, reaching 187 participants and totaling nearly 150 training hours.
New hires	• Finishing the code of business conduct and ethics and other compliance training during orientation and sign the integrity compliance terms; • In 2024, we conducted 26 compliance training sessions for new hires, covering 1,573 individuals with a total training duration of nearly 1,573 hours.
Employees in key departments[1]	• Receiving specialized training on integrity compliance and publicity education on business in daily work; • In 2024, we conducted 26 specialized integrity training sessions.
All employees[2]	• Receiving compliance training and strengthening compliance awareness; • In 2024, we conducted 76 employee compliance training sessions (including business ethics and anti-corruption training), achieving 100% employee coverage with a total training duration of 23,021 hours.

[1] Including departments in relation to manufacturing, brand, sales and supply chain.

[2] Including regular employees, interns, external support personnel, etc.

1.3.3 Reporting Management

We have developed protection policies for whistleblowers to safeguard the basic rights and interests of whistleblowers. We pledge that without the consent of a whistleblower, the Company shall not disclose or divulge the whistleblower's personal information and the reported content in any way. In addition, we accept anonymous reports and protect whistleblowers from any form of retaliation.

In 2024, there were no confirmed cases of violating the code of business ethics involving Li Auto, such as money laundering, insider trading and conflict of interest. During the reporting period, there was two lawsuit case of corruption and bribery concluded.

Li Auto's business ethics reporting channels

Email	compliance@lixiang.com
Hotline	+001 877-249-8611
Mail	Legal Affairs and Risk Management Department, Li Auto Inc., Block C, Li Auto



19
Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society
Appendix

1.4 Cybersecurity

Li Auto prioritizes information security and respects privacy of employees, suppliers, users and any other third party, effectively mitigating risks of information security risks and privacy leaks.

1.4.1 Information Security

Li Auto has established a sound information security management framework. We have set up an Information and Data Security and Confidentiality Team, led by the vice president of Li Auto. The vice president is responsible for planning information security measures, analyzing, guiding, reviewing and overseeing security management practices, and reporting of important matters to the Board of Directors for decision-making.

Li Auto strictly complies with relevant laws and regulations including the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, and the *Provisions on the Administration of Automotive Data Security (Trial)*. The Company has developed a series of management systems, including the *Li Auto Inc. Data Security Management System*, the *Li Auto Inc. Data Classification and Grading Management System*, and the *Li Auto Inc. Information Security Vulnerability Management System*. The Company has revised key procedural documents, including the *Information Security Vulnerability Management Specification,* the *Development Guide for Information Security Management*, and the *Emergency Response Protocol for Information Security Incidents*, clarifying the requirements for information security management throughout its lifecycle.

Li Auto consistently enhances its data information security protection system, which spans the entire software life cycle, from demand and design to development, testing, launch, operation, and maintenance. We enforce stringent access controls and encrypt critical data for robust protection.

Li Auto's structure of the Information and Data Security Team


Information Data Security and Confidentiality Team
Business Unit Representatives
Information Security Department
Legal Affairs and Compliance
R&D
Organization
Quality Operation
Public Affairs
......

Li Auto's comprehensive information security management highlights

Security development process

We embed security measures across the entire life cycle from requirement analysis, design, development, testing, to launch, identify and address vulnerabilities early and minimize risks of security incidents.

Cloud platform security protection

We safeguard the cloud platform from Distributed Denial of Service (DDOS) attacks to ensure stability, leveraging Host-based Intrusion Detection System (HIDS) to promptly detect host-based intrusion attempts and other security threats.

Operational security

We enhance operational system logins with password policies and multi-factor authentication, strictly managing access controls.

Mobile security

We build a robust mobile Security Development Lifecycle (SDL) framework and security perception system to monitor our mobile App, screen Software Development Kits (SDKs) for risks, and mitigate potential vulnerabilities.

< ☰ > 20

Introduction | 01 Compliant Operation and Responsible Governance | 02 Innovative Pioneer and Outstanding Product | 03 Low-Carbon Operation and Green Ambition | 04 Inclusive Care and Shared Growth | 05 Community Contribution for a Better Society | Appendix

Li Auto routinely performs internal and external audits across business operations and engages third-party entities with professional qualifications in data security audits and assessments, aiming to proactively identify issues and implement management and technical strategies to mitigate security risks and ensure the compliance and security of our data management.

In 2024, Li Auto significantly improved information security automated detection capabilities During the reporting period, we obtained the ISO 27001 - Information Security Management System certification and passed the Network Security Level

1.12 million tests
Number of application security tests throughout the year

4 times
Number of vehicle code audits

7 times
Number of vehicle security tests

201 times
Number of software security risk assessments

142 times
Number of penetration tests

4 times
Number of external detection times

Case Study: Li Auto's secure operations platform

To prevent data breaches, the Company has streamlined vulnerability management processes and established a unified secure operations platform, focusing on a full lifecycle management system that covers "discovery, notification, fixing, retest, launch, archiving, and continuous monitoring of vulnerabilities". This ensures vulnerabilities in core products are visible, preventable, and controllable.

Protection Evaluation and the Preliminary Compliance Test for Compulsory Standards of Vehicle Information Security for critical systems, satisfying international and domestic authoritative standards in information security.

The Company has established an information security emergency response mechanism to ensure optimal information security. We outline incident levels, response measures, and reporting procedures. In the case of any information security incidents like network attacks and data breaches, we will promptly activate our emergency response procedures and take remedial reactions. Additionally, regular emergency drills are conducted annually and any vulnerability identified are reviewed and addressed to minimize the adverse effects of different types of information security incidents. In 2024, Li Auto conducted nine emergency drills on vehicles and vehicle-cloud service systems simulations, notably enhancing our emergency handling capabilities and response efficiency for information security incidents.

Furthermore, Li Auto has included information security in its employee performance evaluations and imposed disciplinary measures for violations, as stipulated in the *Violation Accountability Policy*. All employees and users are strongly encouraged to promptly report network security vulnerabilities through official channels. To this end, we have established the Li Auto Emergency Response Center to gather external feedback on network security issues. In addition, we have implemented measures such as an Information Security Mailbox and Information Security Robot to facilitate feedback and report on information security incidents from our employees.

Li Auto emphasizes employees' awareness of information security and continuously improves its training programs. Regular training is mandatory for all employees, with tailored sessions for key data security roles. All new hires must undergo information security training upon joining to enhance their security awareness and skills.

In 2024,
Li Auto conducted a total of

67
employee information security training sessions

100%
employee coverage rate

11,471 hours
hours of training



21

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

1.4.2 Privacy Protection

Li Auto adheres to personal data protection laws and prioritizes protection covering the entire life cycle of data to prevent breaches of privacy information and personal data.

Li Auto strictly complies with laws and regulation in locations where it operates, as well as industry standards, such as the *Personal Information Protection Law of the People's Republic of China*. The Company formulated and updated the *Li Auto Inc. Management System for Personal Information Protection*, the *Li Auto Inc. Privacy Policy for Users*, the *Li Auto Inc. Code of Personal Information Protection and Privacy Security* and other protocols. We developed a user information protection mechanism that spans the entire life cycle and integrates into the Company's overall risk management system.

Li Auto mandates all employees and suppliers to adhere to privacy protection laws and company regulations to ensure comprehensive privacy protection to the largest extent. Additionally, the Company regulates the collection, storage and use and sharing of personal information as well as identify, evaluate, and manage risks related to the processing of personal information. We also insisted on reducing the risk of data breaches or improper data usage, thus maximizing our efforts to protect users' privacy rights.

The Company has established a robust framework for managing the protection of user personal information. As the top responsible body, the Information Data Security and Privacy Team oversees decision-making, guidance, and supervision of personal information protection activities.



Li Auto's protection mechanism for user information

Collection	• We clearly require obtaining the user's consent before collecting personal information. • We detail the purpose, use, basis, etc. of collecting personal information. • We promise not to use the information for any purposes not specified in the *Li Auto Inc. Privacy Policy for Users*.
Storage	• We adopt security protection measures that meet industry standards to protect users' personal information against unauthorized access, public disclosure, use, modification, damage, and loss. • We take reasonable measures to ensure the accurate and safe storage of users' personal information, such as access control, encrypted transmission, encrypted storage, and displaying sensitive information after desensitization. • We use trusted protection mechanisms to prevent malicious attacks on data.
Transmission and disclosure	• We adopt a strict internal plan to prohibit providing user data to other personal information processors without the user's consent or legal basis. • We take necessary measures to protect the rights of users when the transfer of personal information involves entrusted processing, sharing, transfer, and public disclosure. This includes signing strict confidentiality agreements or data processing protection protocol with third parties, terminating cooperation with partners who abuse or leak user data, as well as promptly implementing protection measures.
Protection	• Users have the right to query, copy, correct, supplement, or delete personal information in accordance with laws and regulations and the *Li Auto Inc. Privacy Policy for Users*. • If the user revokes their authority, the authorization shall be cancelled. When the user cancels the authorization, the forced collection and use of the user's personal information is prohibited. • We provide various feedback channels, including hotline, privacy email, and mailing address, to promptly address users' privacy complaints or requests for rights.

‹ ☰ › 22

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Li Auto regularly conducts personal information protection impact assessments to identify privacy risks that may adversely affect users' personal information. We evaluate the effectiveness of measures adopted to protect this information. Through audits, we have established a robust supervision and audit verification mechanism to identify and prevent data compliance risks, facilitating closed-loop management. In 2024, the Company conducted its first audit on personal information protection compliance, covering the realization of user rights in Li Auto App, official website, mini-programs, and in-car systems. This audit campaign ensured that users' rights

to know, make decisions, duplicate, rectify and supplement, delete, and port data were properly addressed.

Li Auto actively organizes privacy and security education to all employees to raise their awareness of data protection. In addition, we publish privacy protection-related articles monthly, gaining a total of 579,000 views annually, with a 100% training coverage rate.

In 2024, Li Auto updated the process for handling personal information complaints by task-breaking each complaint case

and conducting thorough investigations and rectifications to safeguard users' privacy and security.

In 2024, Li Auto has a 100% complaint handling rate for personal information and privacy-related complaints and no user privacy data breaches occurred.



Li Auto has achieved ISO 27701 - Privacy Information Management System certification

coverage rate

100%

During the reporting period, Li Auto organized training on privacy protection

30 sessions

totaling **11,561** hours

11,450 participants

The privacy protection evaluation in the C-ICAP by the China Automotive Technology and Research Center Co., Ltd. (CATARC)
Li L6 achieved a five-star rating in the C-ICAP with the highest score

IVISTA special evaluation for connected intelligence and privacy security
Li L8 achieved the highest rating for cybersecurity and privacy protection

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

02

Innovative Pioneer and Outstanding Product

By placing product quality and technological innovation at the forefront, we collaborate closely with our supply chain partners to embody our core value, which is to "exceed the needs of users by creating superior products and services".

  

理想 L6

2.1   Innovation and Development

Li Auto is dedicated to continuous exploration in areas such as electrification technology, autonomous driving, and smart space. By constantly expanding technological boundaries and optimizing product and improving service experience, we aim to empower users' life through technology.

2.1.1   Innovation Layout

Innovation serves as an inexhaustible wellspring of strength, propelling Li Auto towards sustainable development. We are fully committed to improving the innovation and R&D framework. The Product Development and Technology Committee is tasked with overseeing the R&D and design of vehicle and product-related technologies as well as cooperating with experts in various areas, to implement projects efficiently and ensure timely product delivery. Meanwhile, we actively focus on forward-looking innovative research and technological pre-research to maintain a leading position in key technological areas.

We actively attract top-notch talent worldwide to drive technological breakthroughs and bring smarter, more efficient mobility solutions to our users. As of December 31, 2024, the Company's annual investment in innovation and R&D reached RMB11 billion, with an R&D workforce of 5,930.

Li Auto's innovation and R&D structure



< ☰ > 25

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Electrification Technology

Li Auto is comprehensively advancing its electrification strategy. The Company strives to provide users with more precise and convenient driving experience while setting new benchmarks in technology and safety.

We are dedicated to the independent R&D of next-generation high-energy-density super charging technology. In 2024, Li Auto launched Li MEGA featuring its first-generation electric drive system and 5C super charging technology for mass production and delivery. The battery electric vehicle (BEV) provides users with energy replenishment efficiency and experience surpassing those of traditional ICE vehicle refueling, enabling big families to travel without range anxiety. Built

with the latest generation of lithium iron phosphate battery for the first time, Li L6 has balanced high energy density with strong power performance. In September 2024, we launched the urban 4C supercharging piles, reducing the average full charging time for supercharged models to under 18 minutes, significantly improving users' charging efficiency. With the 5C supercharging piles, the average full charging time of supercharging models has been reduced to under 15 minutes.

In 2024, Li Auto fully deployed steer-by-wire chassis technology, established a comprehensive full-stack in-house R&D system and enabled a comprehensive enhancement in chassis dynamic performance.

In 2024, Li Auto introduced its self-developed Range Extender 3.0 technology, achieving a "seamless" quiet operation of the range extender. Compared to Range Extender 2.0, the fuel consumption for the vehicle has been reduced by over 10%, further improving energy efficiency. We also initiated the construction of a new micron-level factory to facilitate the mass production of this technology. Equipped with next-generation smart production lines, the factory has pioneered the application of this next-generation advanced range extender technology.

Case Study: Li Auto innovates in the thermal management system

In 2024, Li Auto launched the full-stack self-developed Thermal Management System 2.0 (TMS 2.0), which is tightly integrated with the range extender, electric drive, heat pump air conditioning, and battery. It incorporated auxiliary heat dissipation coupling technology, leveraging air and vehicle heat sources for efficient cooling and heating to meet the heat dissipation needs of 5C ultra-fast charging batteries. The system achieves compact physical integration of parts and separation of electronic controls through a super-integrated module. With these thermal management innovations, Li Auto has accelerated the advancements of new energy vehicles in range, ultra-fast charging, and energy efficiency.



Autonomous Driving

In 2024, Li Auto achieved a breakthrough in autonomous driving, upgrading from "NOA independent of high-definition maps" to the "End-to-end (E2E) + Vision-Language Model (VLM)" framework. In July, we launched the world's first full-stack self-developed autonomous driving framework featuring an end-to-end + VLM dual system, which was fully rolled out to AD Max users in October. With high-frequency, high-quality OTA upgrades, Li Auto has led the industry in terms of upgrading its autonomous driving technology. Our cutting-edge features include the industry's first fully Automatic Emergency Steering (AES), the world's first "point-to-point" full-scale deployment of seamless intelligent driving experience, and the industry's first intelligent reasoning visualization function, thereby delivering a safer, more comfortable, and more convenient autonomous driving experience to users.

A growing number of users have chosen and recognized Li Auto's autonomous driving technology. In December 2024, for vehicles priced above RMB300,000, the deliveries of vehicles featuring Li AD Max accounted for over 75% of the total deliveries.

Highlight data of Li Auto's autonomous driving[1]

2.93 billion kilometers
Cumulative Autonomous Driving Mileage

1.72 billion kilometers
Annual Incremental Mileage

33.82 million hours
Cumulative Autonomous Driving Hours

20.07 million hours
Annual Incremental Hours

100%
Coverage Rate of Intelligent Driving in Domestic Cities

12 times
Annual Updates

77.858 million cases
Intelligent Parking

70%
Proportion of Annual NOA Mileage[3]

1.109 million
Cumulative Number of Users[2]

98%
Intelligent Driving Utilization Rate

1,230 cases
Extreme Severe Accidents Avoided by Active Safety

1.143 million cases
Potential Collisions Avoided by AEB

423.9 million cases
Potential Accidents Avoided by Active Safety

739,000 cases
Nighttime Potential Accident Avoided

116 items
Annual New Features

218 items
Annual Optimized Features

Scenarios of Li Auto's autonomous driving

Navigation assistance
- Driving along the navigation route
- Intelligent speed adjustment

Autonomous lane change
- Navigation-based lane change
- Overtaking lane change
- Lane-changing game during traffic congestion

Urban intersection passage
- Responding to traffic lights at intersections
- Unprotected left and right turns
- Starting and stopping in left/right turn waiting zones
- Navigating complex intersections
- U-turn

Dedicated lane driving
- Entering and exiting ramps
- Switching between main and side roads
- Driving in dedicated left/right turn lanes
- ETC passage at highway toll stations

Avoidance and detouring
- Avoiding construction zones
- Avoiding approaching vehicles
- Detouring around dynamic objects
- Detouring around general obstacles
- Detouring via oncoming lanes

[1]   Highlight data of autonomous driving as of December 31, 2024.

[2]   The total number of autonomous driving users refers to the total number of users who have utilized autonomous driving-related features.

[3]   The proportion of NOA navigation mileage: NOA mileage / autonomous driving mileage.

27

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Smart Space

The intelligent in-car assistant, Li Xiang Tong Xue, features multimodal perception and interaction capabilities such as voice, vision, and language, serving as the professional assistant for vehicle usage, travel, entertainment, and even as an encyclopedia teacher among all family members. Through continuous refinement of our proprietary technologies, we have created Li Smart Space that blends natural talking, family entertainment, and professional assistance, delivering a holistic and personalized in-car smart living experience to meet the multifaceted needs of family travel.

Highlights of Li Auto's smart space

The total usage by users in 2024:

1.58 billion times
Activations of Li Xiang Tong Xue

91.148 million times
Activation-free Instructions

400 million times
Travel Assistant

320 million times
Entertainment Assistant

880 million times
Driving Assistant

63.182 million times
Assistant for Knowledge Dissemination

75.14 million hours
Co-pilot Entertainment Screen & Rear Cabin Entertainment Screen Usage

Key functions of smart space

Dialogue Features	Voice Interaction	Support multi-person communication and concise voice mode
	Spatial Tracking	Support tracking the position of the wake word speaker and continuous conversation
	Multiple Interaction Methods	Support gesture recognition and touch recognition in addition to voice recognition
	Dialect Recognition	Support recognition of over 10 regional dialects
Entertainment Features	"Game Room"	Support external gaming devices
	"Karaoke Booth"	Embed WeSing, support HD large screen viewing of MVs, and offer microphones
	"Theater"	Support multi-screen playback, Dolby Vision, and Dolby Atmos, and provide 4D-vibrating seats
	"Concert Hall"	Offer a Platinum Audio System, fully self-developed audio algorithms, and Tuning Master
Service Features	Travel Assistant	Provide route recommendation, scenic spot introduction, dining navigation, etc.
	Vehicle Assistant	Provide vehicle status inquiry, troubleshooting, etc.
	Entertainment Assistant	Support music listening, movie watching, popular drama recommendations, fuzzy search
	Encyclopedia Teacher	Provide information on astronomy, geography, mechanics, physics, real-time hot topics, etc. through real-time internet connection



< ☰ > 28

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Smart Industry

Li Auto strives to establish a data-driven and high-efficiency smart industry system and advance R&D innovation within the smart industry sector. In 2024, the "Lianshan" platform developed by Li Auto further empowered the vehicle R&D, supply, manufacturing, and after-sales service chain, thus facilitating the transformation of vehicle manufacturing from experience-driven to data-driven.

Li Auto extensively applies advanced industrial technologies such as large models and the Internet of Things (IoT) in its quality inspection processes. This enables the R&D team to obtain real-time operational data of vehicles under various conditions. By uploading vehicle data to the cloud in real time and leveraging large models for in-depth analysis, Li Auto enables early issue detection during R&D phase, driving product design optimization.

Li Auto's smart industry R&D innovation cases

Force-Controlled Automatic Polishing System	We developed an industry-leading splash force-controlled automatic polishing technology to replace traditional manual polishing. By applying precise force control and constant pressure adjustment, it ensures that every detail meets stringent quality standards.
Paint Defect Detection System	Using deep learning, the defect detection and classification algorithms enhance the precision of the paint surface defect detection system, achieving higher detection accuracy and reducing the false report rate to a minimum.
Video Intelligence Application Platform	By integrating vision technology with large models, a comprehensive manufacturing control system is created, covering "Man, Machine, Material, Method, and Environment" and ensuring operational precision and efficiency during production.
Unmanned End-of-Line	Developing the world's first unmanned end-of-line. By introducing autonomous driving and wireless device interconnection into the production environment, the Company realized unmanned inspections at eight workstations, including 360 calibration, Head Up Display (HUD) calibration and Advanced Driving Assistance System(ADAS) calibration.

Material Technology

We are dedicated to utilizing high-quality and high-performance material solutions. We are also exploring material technology innovation in areas such as the development of eco-friendly materials, control of hazardous substances, and recycling. This effort aims to reduce reliance on exhaustible resources and lower carbon emissions during production and usage. For more information, please refer to the subsection "3.2.2 Green Materials Development".



Smart Industry Innovative Research and Technological Pre-research

Li Auto actively invests in forward-looking research in four key areas, namely smart car, Li Xiang Tong Xue, smart infrastructure, and smart commerce, to maintain its leadership in next-generation products and technologies.

In December 2024, Li Auto launched the mobile App for Li Xiang Tong Xue. This innovation brings Li Xiang Tong Xue from in-car usage to a broader audience. The App is now accessible to all smartphone users, serving as a mobile intelligent assistant anytime, anywhere.

Key features of the Li Xiang Tong Xue App

Knowledge Q&A	Cover diverse topics such as automobile, travel, finance, and technology;
Visual Q&A	Recognize and describe animals, plants, automobiles, and general items;
Art Creation	Support transforming ideas into artworks in styles such as realism, comics, oil painting, and watercolor;
Daily Podcasting	Deliver high-quality topic discussions and the latest news;
Text Processing	Offer features such as writing and text translation;
Life Guidance	Provides tips for travel planning, diet, and more.













它的脖子为什么这么长?
现在国内去哪里旅游比较好?
可穿戴设备的未来趋势是什么?
帮我写一个产品策划案
按住 说话
理想同学
Mind GPT-3o
9:41

< ≡ > 30

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

List of awards for Li Auto's products

Autonomous Driving

Li Auto 2024 Smart Car Brand

AutoR - 2024 Smart Car Award
January 24, 2024

Intelligent Driving Product of the Year, AD Max 3.0

Huxiu - 2024 Intelligent Vehicle Innovation List
November 23, 2024

The People's Ingenuity Technology End-to-end + VLM Dual System

People.cn – People's Ingenuity Award & 2024 People's Quality Development Forum and People's Ingenuity Brand Publicity and Exhibition activities
December 24, 2024

The Most Recommended Smart Safety Car of the Year

Autolab - Autolab 8th Golden Flame Awards
December 25, 2024

Top 10 Smart Car Technology Solutions in 2024

AI4Auto - Top 10 Smart Car Technology Solutions/Products in 2024
January 6, 2025

Smart Space

WP29 R155 CSMS Certificate

E13 Ministry of Mobility and Public Works, Luxembourg
February 27, 2024

Huayu Award • China Model Smart Cockpit of the Year

J.D. Power | J.D. Power and Tongji University Human-Vehicle Relationship (HVR) Lab - Huayu Award – China Model Smart Cockpit of the Year in 2024
December 24, 2024

AI Smart Cockpit Capability Certification (Level A)

CAERI Testing and Certification (Chongqing) Co., Ltd. - 2024 Auto Software and Communication Conference issued by CAERI

May 24, 2024

Large Model Security Attack and Defense Competition (Level A)

Office of the Central Cyberspace Affairs Commission and Ministry of Public Security - the 5th China Artificial Intelligence Competition

December 20, 2024

2024 Automotive Intelligent Cockpit Leading Technology Achievement Award

China Society of Automotive Engineers 2024 International Conference of Intelligent Cockpit

October 24, 2024

Li MEGA

Top 10 Low-wind-noise Cars of the Year Top 10 Low-drag Cars of the Year

CAERI - 2024 Annual Conference of Automobile Aerodynamics Branch, China-SAE

September 5, 2024

Appearance Design of the Year

Huxiu - 2024 Intelligent Vehicle Innovation List

November 23, 2024

Li L9

Recommended Car Model of IVISTA China Intelligent Vehicle Index

2024 Annual Conference of CAERI Automotive Index Technical Expert Committee (IVISTA & C-AHI)

July 11, 2024

No.1 for quality experience of high-end plug-in hybrid vehicles

12365auto.com – 2024 China Automotive Quality Research (AQR)

September 25, 2024

Li L8

No.1 for Hybrid Medium and Large SUV

China Association for Quality – 2024 China New Energy Vehicle Industry Customer Satisfaction Index (NEV-CACSI)

December 4, 2024

Li L7

2024 China Automotive Quality Award – Car Model Award (New Energy SUV)

Aqsiqauto.com – 2024 Award Ceremony for "A Future with Better Quality"

November 14, 2024

China Electric Vehicle Fire Index (C-EVFI) Excellent Model

China Merchants Testing Vehicle Technology Research Institute – 2024 Boao Auto Forum

November 13, 2024

Li L6

China Top 10 Car Body in 2024

Cosponsored by CAERI, CISRI and Hunan University - 2024 China Top 10 Car Body

September 29, 2024

Most Popular SUV in 2024

China Association for Quality – 2024 China New Energy Vehicle Industry Customer Satisfaction Index (NEV-CACSI)

December 4, 2024

Car Model of the Year in 2024

International Automotive Quality Standardization Association (IAQSA) - 2024Automotive Disciplined Innovation Award

December 18, 2024

< ☰ > 31

Introduction 01 Compliant Operation and Responsible Governance 02 Innovative Pioneer and Outstanding Product 03 Low-Carbon Operation and Green Ambition 04 Inclusive Care and Shared Growth 05 Community Contribution for a Better Society Appendix

2.1.2 Innovative Technology Leadership

Li Auto boasts a competent R&D and innovation team and actively recruits top-notch talent in the industry. We closely collaborate with research institutes, universities, and industry organizations. In addition to promoting industry-university-research innovative cooperation, we actively contribute to the development of industry standards and share technological advancements with society.

We are committed to the in-house development of core technologies and have established 89 R&D laboratories in Beijing, Shanghai, and Changzhou. These labs have full-chain development and testing capabilities, including material-level, parts-level, system-level, and vehicle-level testing. In January 2025, Li Auto established its first overseas R&D center, marking the launch of its global R&D strategy. The technical R&D focuses on areas such as forward-looking design, powertrains, and intelligent chassis, aiming to build a diversified talent team by attracting global research and development professionals with diverse backgrounds.

In 2024, we continued collaborating with universities on various projects and researching areas centered on drive motor systems, vehicle life prediction models, and electromagnetic

Case Study: Li Auto establishes a joint fund project with the government

In 2024, Li Auto, in collaboration with the Shunyi District Science and Technology Committee and the Beijing Natural Science Foundation Office, established the Beijing Natural Science Foundation-Shunyi Joint Fund, with an annual funding amount of RMB 30 million. This endeavor highlights Li Auto's technological capabilities, injects new momentum into the future development, and further fosters a culture of R&D and innovation.

interference mechanisms. Together with universities such as Tsinghua University, Beihang University, and Shanghai Jiao Tong University, we jointly trained postdoctoral talent and provided a platform for innovative R&D, and practical exchange among technological talent. As of the end of 2024, Li Auto's postdoctoral workstation housed 26 postdoctoral fellows and seven postdoctoral fellows completing their research work involved in research projects including battery safety algorithms, advanced thermal management, and vehicle control, resulting in more than 60 invention patents filed.

Li Auto extensively participates in the development of industry standards with various organizations to promote the standardized development of the industry. In 2024, Li Auto contributed to the formulation and release of 19 national standards and a total of 27 national and industry standards.

Case Study: Li Auto facilitates the development of the NTCAS standard systems

In October 2024, Li Auto co-hosted and participated in a specialized conference on standards for vehicle intelligence. The event was attended by over 100 experts from more than 50 organizations, including vehicle manufacturers, technology suppliers, testing institutions, and research institutes. As part of the special working group for intelligent driving standards, Li Auto was responsible for drafting the Research Report on Standardization Requirements for Intelligent Driving Basic System Platforms and the Research Report on Application Scenarios and Standardization of Smart Space as well as Intelligent Driving Technologies.

In November 2024, Li Auto assisted the Steer-by-Wire Chassis Standards Working Group of the National Technical Committee of Auto Standardization (NTCAS) in hosting its fourth meeting. The meeting gathered over 90 experts representing more than 40 organizations, including vehicle manufacturers, technology providers, and testing agencies. Li Auto was actively involved in the development and testing of the Steer-by-Wire Braking Standard GB 21670 and the Steer-by-Wire Steering Standard GB 17675, contributing to the progress of industry standards.

Innovation Culture

Li Auto actively carries out innovation initiatives both internally and externally to create an innovative workplace. The Company encourages employees to contribute ideas for technological R&D and product upgrades. Through collaboration, competition, and mutual learning, Li Auto taps into the creativity and potential of its employees.

Case Study: Li Auto's 2024 Tech Day

In October 2024, Li Auto held its 2024 Tech Day, highlighting over 100 cutting-edge R&D achievements through diverse formats such as physical exhibits, models, videos, and graphic displays. The event covered multiple fields, including autonomous driving, electrification technology, intelligent virtual simulation, and smart industry. With more than 3,600 attendees, including employees, scholars, and government experts, the event highlighted the Company's latest advancements in autonomous driving, electrification technology, and smart industry.



2.1.3   Intellectual Property Protection

In terms of patent protection, Li Auto fully implements the requirements for patent protection in accordance with relevant laws and regulations such as the *Patent Law of the People's Republic of China* and the *Rules for the Implementation of the Patent Law of the People's Republic of China*. In 2024, we updated internal regulations, including the *Li Auto Inc Intellectual Property Incentives Administration Measures* and the *Li Auto Inc Domestic and International Patent Process Regulations*. Additionally, we introduced internal management documents such as the *High-value Patent Evaluation Rules* and the *Li Auto Inc Patent Quality Management Measures*, further standardizing the classification of patent cases, application processes, reward mechanisms, and quality requirements, effectively protecting technological innovation outcomes.

In terms of trademark protection, Li Auto has fully implemented the trademark protection requirements in accordance with relevant laws and regulations such as the *Trademark Law of the People's Republic of China* and the *Implementation Rules of the Trademark Law of the People's Republic of China*. In 2024, we updated internal systems, including the *Li Auto Inc. Trademark Authorization Management Process, Li Auto Inc. Trademark Registration Application Standard Process,*

and *Li Auto Inc. Standardized Process System for Trademark Protection*, and introduced additional internal management documents such as *Trademark Hierarchical and Classified Management and High-value Trademark Definition*. These efforts continuously improve the trademark registration and management system, effectively safeguard the Company's reputation and brand image, and prevent infringement.

During the product development phase, Li Auto closely integrates the intellectual property strategy with the project development plan throughout the entire process, establishing a comprehensive global intellectual property layout.

In 2024, we achieved numerous milestones in clean energy technology, including 430 patents filed in China, 123 patents licensed in China, 43 patents filed under the Patent Cooperation Treaty (PCT), and 22 patents filed overseas.

In 2024, we actively conducted training to raise employees' awareness of IPR protection. Meanwhile, we also consistently provided a series of patent training sessions online and offline for all employees during the World Intellectual Property Day. We also awarded the outstanding departments and individuals in 2024. As of the end of 2024, Li Auto had carried out 22 IPR protection training sessions, with 777 attendees.

Li Auto's aquisition of intellectual property rights

As of the end of the reporting period, Li Auto had obtained a cumulative of

4,216	2,360	123
patents	trademarks	copyrights



2.2 Product Quality and Safety

Putting product quality and safety first, Li Auto has established a rigorous product quality and safety management system that covers design, development, production, testing, and after-sales service. This ensures that each vehicle meets stringent quality standards, delivering a more exceptional product experience to all family members.

2.2.1 Quality Management System

Li Auto complies with the *Product Quality Law of the People's Republic of China* and the *Standardization Law of the People's Republic of China*. Adhering to international standards such as ISO 9001 and IATF 16949, Li Auto has built a comprehensive quality management system covering R&D, supply chain, manufacturing, and after-sales service. The Company also regularly engages professional third parties to conduct independent audits and certification.

In 2024, Li Auto renewed its IATF 16949 - Quality Management System certification, achieving 100% coverage across all manufacturing bases. We also completed the audits and certification for newly built manufacturing bases, including processes such as product design and development, process design and development, production control, product inspection, and vehicle delivery. Moreover, the Beijing manufacturing base received the China Compulsory Certification (CCC) from the China Quality Certification Center (CQC) with zero non-compliant items.

In 2024, we advanced the Integrated Product Development (IPD) transformation model based on the vertical management

of product design and R&D quality, supply chain quality, manufacturing quality, and after-sales quality. We established a horizontal quality management system that covers products, manufacturing, and users. By enhancing end-to-end product quality design and problem traceability, we further improved product development efficiency and quality stability. In 2024, Li Auto compiled 27 new quality-related operation manuals and process documents, covering topics such as end-to-end product quality, problem-solving and traceability, as well as quality measurement and analysis.

Li Auto's quality management system



Product Design and R&D Quality

Li Auto incorporates safety into the product design and R&D processes. Based on the Plan, Do, Check, and Act (PDCA) management model, we have formulated and implemented the *Li Auto Inc. Quality Manual* and other quality procedures, such as the *Li Auto Inc. Vehicle Development Control Procedures* and the *Li Auto Inc. Process Design and Development Control Procedures* in accordance with the requirements of the quality management system. Furthermore, we standardize the management of functional safety during the design phase to guarantee that the product design aligns with our quality objectives and thus strengthens product safety and quality assurance.

Supply Chain Quality

Li Auto ensures the quality stability of various materials through means such as in-house R&D, independent manufacturing, vertical integration of the supply chain, and close collaboration with suppliers. We have optimized the management procedures for parts, refined the control requirements for each step of parts procurement, and set clear quality and progress standards for parts development in new product projects. This has ensured the reliability of product quality from the source. In 2024, we launched the Hundred Supplier Interconnection Program with our suppliers to anticipate and address potential quality risks in advance and implement proactive prevention measures and solutions. To date, we have completed system configuration for 28 suppliers and managed material consistency through the Conformity of Production (COP) system. For more information, please refer to the subsection "2.3 Supply Chain Management".

34

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Manufacturing Quality

Li Auto continuously enhances the quality management requirements throughout the vehicle manufacturing process. We have updated internal policies, such as the *Quality Management Problem Level*. Besides clarifying and refining the levels and criteria for quality issues, we have also promoted quality transformation and improvement to ensure the stability and reliability of the manufacturing process.

Li Auto focuses on building a product verification system featuring software and hardware collaboration to conduct comprehensive and rigorous product testing. This system consists of hardware tests for materials, parts, systems, and vehicles, as well as software tests for autonomous driving, Human Machine Interface (HMI), and whole vehicle E/E. By combining external strategic collaboration testing resources with internal capabilities to upgrade validation standards, this approach effectively ensures the quality and performance of Li Auto's products. During the delivery phase, we conduct rigorous quality standard checks on the vehicle's appearance, functionality, sealing, safety compliance, and road test performance. The total number of pre-delivery quality standard checks reaches around 3,000, ultimately ensuring optimal user experience and safety.

We proactively incorporate cutting-edge automated machinery and intelligent driving technologies into the production and manufacturing processes. This integration facilitates automated, intelligent, and unmanned quality inspections in various scenarios. By implementing intelligent inspection projects, we aim to enhance inspection consistency and accuracy while achieving cost reduction and efficiency improvement. In 2024, Li Auto undertook algorithm development, system debugging, and validation for projects such as unmanned inspection lines, automated detection of paint surface defects, wireless interconnection of vehicle equipment, and automatic road test and deviation detection at its Changzhou and Beijing facilities. Several projects are currently in pilot operation.

Li Auto has established automated testing capabilities for the entire vehicle system, covering key parts such as the three core systems of intelligent electric vehicles (powertrain, intelligent driving, and vehicle control), as well as essential controllers. By issuing testing tasks through the cloud, the vehicles automatically perform functional stress tests upon receiving the tasks and conduct multi-scenario load testing on the software system. This process allows for comprehensive risk identification and interception for improvement before delivery to customers. Currently, Li Auto's is an industry leader by virtue of its automated testing capabilities.

Li Auto's intelligent inspection projects

In-factory unmanned inspection

By applying advanced technologies such as in-factory autonomous driving, wireless vehicle-equipment interconnection, intelligent scheduling, and automated testing, unmanned inspection is achieved.

Automated exterior configuration detection

Through an array of cameras that capture images intelligently and analyze image information about vehicle appearance with smart algorithms, the automated inspection and archiving of vehicle appearance configurations are realized.

Automated detection of in-car odor and VOCs

Based on chromatographic separation and big data prediction models, an in-vehicle odor collection device was designed, and the odor and VOC levels of the entire vehicle were assessed and automatically detected.

Vehicle automatic checkpoint pass

With barcode-reading cameras automatically identifying the vehicle's VIN, the Manufacturing Execution System (MES) system automates the checkpoint process instead of manual scanning.

Three-certificate automatic verification

By scanning the three certificates, the system utilizes intelligent visual technology to extract key fields from input images, compare them with system data, and then return the results to the MES system for display.

Automated paint surface defect detection

A tunnel-style camera array combined with machine vision algorithms is used to automatically detect defects in the paint surface.

Automatic vehicle deviation detection

Using distance radar and visual photography, we automatically detect lateral deviations of the vehicle within a specified range to assess whether it meets requirements.

Torque inspection data upload

With the torque inspection task issued by the system, the detection results are wirelessly uploaded to the MES system, thus improving work efficiency and accuracy.

Wireless vehicle-equipment Interconnection

By establishing real-time communication between vehicles, cloud platforms, MES systems, and inspection devices, intelligent wireless interconnection between all systems is realized.

Noise, Vibration, and Harshness (NVH) intelligent inspection

In-car microphones collect acoustic data during vehicle inspections, which is then analyzed with intelligent cloud algorithms to detect dynamic and static noise vibration and harshness (NVH).

After-sales Quality Management

In full compliance with the *Regulation on the Administration of Recall of Defective Auto Products of the People's Republic of China* and other relevant laws and regulations, Li Auto has developed the *Li Auto Inc. Recall Management Procedures*. We have clearly defined the specific work processes and responsibilities of each department to standardize every aspect of the recall process. In 2024, the Company further optimized the recall management system, significantly improving its ability to identify potential recall risks and enhance response efficiency. This approach enables us to serve users in a more timely and efficient manner. Meanwhile, we were actively involved in and responded to the development of the *Manufacturers Guidelines for Automobile*

Product Recall initiated by the State Administration for Market Regulation.

Upon receiving any feedback about production or product defects, the decision-making team responsible for handling major quality issues will immediately hold a meeting. According to GB/T 34402-2017 *Safety of Motor Vehicle Product - Guidelines for Risk Assessment and Risk Control*, we will carry out defect analysis and demonstration on relevant products and decide whether to initiate the recall. Once the defect is confirmed, we immediately halt the production and sale of defective vehicles. We actively communicate with vehicle owners about the defect and response measures.

Furthermore, we submit recall plans, periodic recall reports, and recall summary reports to relevant government authorities as mandated to effectively address product quality issues and safeguard users' rights and vehicle safety to the greatest extent.

In 2024, there were no product recall incidents involving Li Auto, including those caused by health or safety hazards.

2.2.2   Quality Culture Cultivation

Li Auto places great importance on raising quality awareness among all employees, continuously enhances their quality responsibility, and creates a quality-oriented workplace. We regularly conduct quality training, promotion and case study to foster quality culture.

In 2024, we organized a total of 33 quality-related live sessions covering key areas including charging stations, thermal management, chassis, interior and exterior decorations, and product quality NPS, with over 1,700 attendees. Meanwhile, we launched a "Quality Model" program for all blue-collar employees, resulting in 2,044 monthly quality models, 26 annual quality models, and six outstanding annual quality teams.



In 2024,
Li Auto recorded

74,240
Participants of employee quality and safety training

41,064 hours
Duration of employee quality and safety training

2,509 sessions
Sessions of employee quality and safety training

‹ ☰ › 36

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

2.2.3　User Safety Assurance

Li Auto is committed to building a safety system by consistently improving and applying advanced vehicle safety technologies. We also strive to enhance the health coefficient of vehicle materials, aiming to bring a safe travel experience to all family members.

Li Auto has established an enterprise-level safety system covering the entire business chain in accordance with the *Guidelines on Strengthening the Construction of Safety Systems for New Energy Vehicle Enterprises* jointly issued by five ministries and commissions including the Ministry of Industry and Information Technology of the People's Republic of China. The system covers various dimensions, including product safety design, operational monitoring, after-sales service, emergency response, accident handling, and cybersecurity.

Driving Safety

To ensure safe driving, Li Auto focuses on enhancing system safety, battery safety, vehicle body safety, and usage safety.



System safety

- Li Auto's full-stack self-developed autonomous driving (AD) system is equipped with a powerful Bird's Eye View (BEV) perception architecture and LiDAR, thus ensuring accurate recognition even in rainy or nighttime conditions. Equipped with the self-developed Autonomous Emergency Braking (AEB) and Autonomous Emergency Steering (AES) functions, the system is able to monitor road conditions in real time to minimize the likelihood of accidents.



Vehicle body safety

- The "Fortress Protection System" provides comprehensive protection for every family member in the vehicle through multiple safety measures, including dual battery packs and airbag curtains. Li Auto conducts over 40 crash tests under various non-standard safety scenarios, which has surpassed C-IASI and C-NCAP standards.



Battery safety

- Li Auto safeguards battery safety throughout the life cycle in terms of battery design safety, production safety, and operation safety. With hardware systems that meet the highest ASIL-D safety standard, we provide early fault and risk warnings while maintaining battery safety monitoring on a 24/7 basis.
- In 2024, Li Auto's charging stations were equipped with intelligent monitoring equipment. With intelligent safety features, including fire and smoke detection alerts, vehicle occupancy notifications, and automated voice announcements, this approach ensures the safety of charging stations on a 24/7 basis.



Usage safety

- Upon delivery of new vehicles, we distribute the pre-use instructions of the driving assistance system to users to publicize our safe driving operation specifications.
- Our electronic interlocking technology ensures that rear passengers can securely exit the vehicle during emergencies, such as accidental fires or signal disruptions, thus providing enhanced safety for users.

37

Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Low-Carbon Operation and Green Ambition   04 Inclusive Care and Shared Growth   05 Community Contribution for a Better Society   Appendix

Awards and certifications for Li Auto's vehicle body safety

Completed by Li L6
CAERI – Super Crash

April 18, 2024

Completed by Li L9
CAERI – Super Crash

August 13, 2024

Li L6 achieved the G+/G+/G+/A rating, the highest rating
China Insurance Automotive Safety Index (C-IASI)

September 5, 2024

Li MEGA achieved the G+/G+/G+/A rating, the highest rating
China Insurance Automotive Safety Index (C-IASI)

September 5, 2024

Completed by Li L9
CAERI – Super Care

September 19, 2024

Ranked 4th in EuroCarBody 2024
EuroCarBody 2024

October 17, 2024

Outstanding Safety Practice Award
CAERI

November 8, 2024

The Best Practice Award for Automotive Safety Product Application
2024 International Conference of Vehicle Safety and Intelligent Transportation

November 8, 2024

Li L6 ★★★★★
China-New Car Assessment Program (C-NCAP)

December 10, 2024

Li L6 ★★★★☆
China Intelligent-connected Car Assessment Program (C-ICAP)

December 16, 2024

Li L6 ★★★★★☆
China Intelligent-connected Car Assessment Program (C-ICAP)

December 16, 2024

Li MEGA
CCTV-1 The Cornerstone of a Great Power – Li MEGA and Truck Overlap Crash Test

December 30, 2024



< ☰ > 38

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Healthy Product

Focusing on user health and safety, Li Auto is devoted to providing a healthy and high-quality in-car experience for every family member.

We have established a complete material library to carefully choose healthy and environmentally friendly materials by assessing on odor, Volatile Organic Compounds (VOC) levels, performance evaluation, and other criteria. Our goal is to eliminate any potential negative impacts of harmful substances on users from the source. Furthermore, we conduct strict quality control at every stage of quality testing as well as monitor and evaluate the Vehicle Odor Intensity (VOI) and the in-car concentration of VOC. Our manufacturing bases have set up professional VOC test cabins for the vehicle and parts, which are equipped with high-precision analytical equipment such as liquid chromatography, gas chromatography, and gas chromatography-mass spectrometry. Every batch of vehicles regularly undergoes the VOC inspection to ensure that each vehicle delivered should comply with national VOC standards.

In terms of vehicle electromagnetic radiation prevention, Li Auto adopts strict standards to control the Electro Magnetic Compatibility (EMC) performance of parts and parts. We conduct EMC verification and virtual simulation verification of vehicle electrical systems in the process of vehicle R&D. We also establish industry-leading EMC laboratories to conduct testing and verification for the vehicle and parts. This approach ensures that the electromagnetic radiation impact of our vehicle models is far lower than national standards.

Awards and certifications for Li Auto's health products

Li MEGA, Li L9, Li L8, Li L7, Li L6

China-Automobile Health Index (C-AHI) five-star certification

Li MEGA

C-AHI China Automobile Health Index

Li L9

CAERI "Super Care" certificate for extreme driving conditions

Li L9, Li L8, Li L7

"Zero Formaldehyde" certificate by the China Automotive Technology and Research Center Co., Ltd.

Li L6

"Summer Health Navigator" Certification



39
Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society
Appendix

2.3 Supply Chain Management

Li Auto continuously improves its supply chain management system, aiming to build a stable and efficient supply system and enhance its ability to manage supply chain risks. We also incorporate ESG principles into supply chain management and collaborate with partners to innovate and promote the green, intelligent, and sustainable development of the industry chain.

2.3.1 Supplier Management System

Li Auto has built an effective supply chain management system. The Production-Supply-Sale Joint Commitment under the Strategic Management Committee is responsible for fostering collaboration among the supply chain, R&D, product, sales, and services. We have also adopted an active supply chain management model with the Integrated Supply Chain (ISC) architecture at its core. This approach consists of category management and supplier management, aiming to build a small closed-loop capability and ensure the stability and accuracy of the supply chain in all aspects.







Integrated Supply Chain Management
Category management
High
Supply chain risk level
Bottleneck material
Strategic material
Conventional material
Leverage material
Low
Material importance level
High
Supplier management
Sourcing
Certification
Nomination
Evaluation
Classification
Collaboration
Development
Exit
Supplier full life cycle

Category Management

Li Auto classifies materials into strategic materials, leverage materials, bottleneck materials, and conventional materials based on their risk and importance level. Taking into account their characteristics and demands for category management, we ensure the efficient operation of the supply chain and the stable and reliable supply of materials.

At the same time, Li Auto takes into account factors such as the country of origin and product characteristics of materials. We implement proactive measures to address risks related to national or regional regulatory requirements, supply chain structure, energy consumption, emissions, material toxicity, and potential pollution, thereby mitigating supply chain risks from the source.

Supplier Management

To improve supplier management efficiency and accuracy, Li Auto classifies suppliers into five categories based on their importance and performance evaluations. We conduct quarterly performance evaluations of suppliers using measurable assessment criteria and performance outcomes. Meanwhile, we regularly update the performance evaluation criteria for suppliers, further standardizing and refining supply chain management.

In addition, Li Auto continuously deepens its cooperation with strategic and preferred suppliers. We provide rectification suggestions for suppliers with identified problems and dynamically monitor the progress of their corrective actions. This approach drives ongoing improvement among our partners in the supply chain, further enhances supply chain resilience, meets the diverse demands of upstream and downstream businesses, and promotes collaborative development within the industry chain.

Li Auto has implemented a series of measures, such as formulating the *Li Auto Inc. General Procurement Rules* and upgrading confidentiality agreement requirements, to further standardize its partnerships with suppliers, improve the transparency and traceability of our supply chain, and safeguard intellectual property rights and business secrets.

In 2024, Li Auto upgraded its *Supplier Quality Manual* to align with business development requirements. The upgrade introduced and refined several management requirements, including key activities and expectations for advanced product quality planning (APQP), reliability management, supplier audit management, management of new facility suppliers, as well as digitalization and compliance measures. This has ensured overall improvements in supply chain quality, efficiency, and digitalization.

As of December 31, 2024, Li Auto had

504 direct suppliers[1]

27 strategic suppliers

181 preferred suppliers

[1] Direct suppliers provide parts, parts, and auxiliary materials for vehicle production, including all kinds of parts, mold and tooling and they represent the largest procurement share of Li Auto.

‹ ☰ › 40

Introduction　　01 Compliant Operation and Responsible Governance　　02 Innovative Pioneer and Outstanding Product　　03 Low-Carbon Operation and Green Ambition　　04 Inclusive Care and Shared Growth　　05 Community Contribution for a Better Society　　Appendix

2.3.2　Supplier ESG Management

Sustainability is the key driving force behind supply chain management. Li Auto always upholds high standards of ESG management in its supply chain management. We continuously track and improve the ESG performance of our suppliers.

In 2024, we further clarified ESG management requirements for suppliers in the *Supplier Quality Manual*. We also integrated environmental protection and social responsibility

into every aspect of supply chain management to encourage suppliers to jointly embrace sustainable development. Furthermore, we conducted comprehensive risk assessments on candidate suppliers in key aspects such as product quality, production safety, business ethics, environmental impact, and labor rights. This approach aims to ensure the compliance and sustainability of the supply chain while facilitating the collaborative development of the upstream and downstream sectors of the industrial value chain.

At the 2024 Global Partners Conference, we released the *Li Auto Inc. Integrity Cooperation Guidelines* to further standardize the business conduct of supply chain partners and foster a clean and fair business environment.

We regard ESG assessments as a key access criterion for potential suppliers. During the stage of industrialized product development, we comprehensively evaluate suppliers' ESG performance in areas such as professional certification, compliance, energy conservation, and waste management.

We also conduct annual supplier audits to continuously monitor and promote improvements in aspects including environmental protection and safety. We have established a supplier exit mechanism, and we will identify suppliers with serious integrity issues, concealment, or safety incidents as eliminated suppliers. In 2024, by optimizing green manufacturing and environmental protection processes in supply chain management, Li Auto's Changzhou Branch and Beijing manufacturing base were awarded the Green Supply Chain Management Enterprise certificate.

As of December 31, 2024

Proportion of direct suppliers obtaining the ISO 14001 - Environmental Management System certification

94.6%

Proportion of direct suppliers obtaining the ISO 45001 - Occupational Health and Safety Management System certification

82.8%

Proportion of direct suppliers obtaining the IATF 16949 - Quality Management System certification

99.1%

Proportion of direct suppliers obtaining the ISO 9001 - Quality Management System certification

99.1%

Li Auto's supply chain ESG access audit score

ESG aspects	Requirements	
Quality	• Establish effective quality management systems • Obtain IATF 16949 or equivalent third-party certifications	• Inspect product quality and issue relevant reports • Set quality goals and take improvement actions
Safety	• Comply with national laws and regulations on building safety and fire safety • Obtain health and safety management system certifications, such as ISO 45001 • Establish safety production organizations, such as safety production committees	• Meet the requirements regarding the production, storage, and transportation of flammable and explosive dangerous goods • Meet information security requirements
Business Ethics	• Establish internal anti-corruption compliance management systems • Prohibit all illegal acts of corruption, unfair competition, fraud, bribery, and other crimes among employees	• Sign the *Integrity Agreement* with employees, suppliers and other stakeholders
Environment	• Abide by national and regional environmental laws and regulations • Obtain environmental management system certifications, such as ISO 14001 • Assess the environmental impact of production and products • Promote energy-saving and emission-reduction production methods	• Use recyclable, eco-friendly materials whenever possible • Recycle vehicles and auto parts whenever possible • Encourage suppliers to produce products that satisfy recyclable standards • Prioritize purchasing eco-friendly, recyclable materials with low pollution and emissions
Labor	• Comply with national labor laws	• Stay in compliance with employment laws and prevent child labor or forced labor

2.3.3   Supply Chain Risk Response

Effective supplier risk management is key to maintaining the stability of the supply chain. Li Auto has established a systematic risk analysis and emergency response mechanism. Focusing on key areas such as quality, capacity, delivery, and ESG, we have developed an early warning system and a risk prevention framework to conduct an in-depth analysis of potential risks in the supply chain. Through regular updates on risk incidents and daily early warnings, we ensure that all stakeholders can promptly respond to risks, thus safeguarding the reliability and stability of the supply chain.

We actively develop supply chain risk models and add processes such as category strategic management and financial risk assessment during supplier admission. We have also strengthened the full life-cycle risk monitoring and optimized our risk response mechanisms. We have established a comprehensive framework for managing supplier capacity. Leveraging digital tools to systematically assess and monitor potential capacity risks, we ensure the timely identification and effective resolution of various risks. Additionally, we adopt localized and dual sourcing solutions

of the supply chain so as to effectively address capacity and supply risks among suppliers. As a result, we have enhanced the resilience of our supply chain.

In 2024, Li Auto further optimized its supplier risk management processes and refined multiple risk management documents, covering areas such as supply shortages or surpluses, macro risks, and operational risks. This has comprehensively enhanced the resilience of our supply chain.

Case Study: Multi-sourcing strategy for the supply chain

In 2024, Li Auto implemented a multi-sourcing strategy. This strategy aims to tackle supply disruptions resulting from unexpected events such as heavy rainfall affecting a single supplier. As a result, this has effectively mitigated supply chain risks, ensuring production continuity and delivery stability.

Conflict Minerals Management

Li Auto upholds its commitment to responsible procurement by continuously enhancing the traceability of raw materials in its supply chain. We urge strategic suppliers and key suppliers to perform due diligence on conflict minerals to verify that the raw materials and parts supplied do not involve conflict minerals. This approach safeguards the compliance and social responsibility of the supply chain from the source.

Li Auto's risk response model of supply chain

	Supplier admittance	Product development	Suppliers' manufacturing	Manufacturing at Li Auto	Usage by users
Macro risk	√	√	√	√	
Quality risk	√	√	√	√	√
Capacity risk					
Delivery risk	√	√	√	√	
ESG risk	√	√	√	√	√
Response measures	• On-site audits • Capability assessments • Category strategic management • Localized and multiple sourcing • Financial risk assessments • ESG performance assessments	• Quality assessments • Key supplier management	• Key procedures inspection • Controlling key quality control points	• Quality control • Quality improvements • Independent production of core parts	• Big-data tracking and task order generation • Full-process quality control

< ☰ > 42

Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Low-Carbon Operation and Green Ambition   04 Inclusive Care and Shared Growth   05 Community Contribution for a Better Society   Appendix

2.3.4 Supplier Empowerment

Li Auto is committed to building a stable and efficient industrial supply chain. We have maintained close collaboration with partners in both the upstream and downstream sectors of the supply chain to adapt to the ever-changing market demands and challenges. Through multi-level and diverse interactions, Li Auto actively engages in product R&D as well as production lines with its suppliers. We collaborate closely with supplier teams to collectively overcome technological barriers.

In 2024, Li Auto carried out partner empowerment programs in online, offline, and specialized formats. Aiming to enhance suppliers' supply quality and industrialization capabilities, the number of supplier participations exceeded 1,000.

We give high priority to supplier quality training and tailor our training content to meet the strategic development needs of Li Auto and the quality performance of our suppliers. While assisting suppliers in enhancing their overall quality, we strive to establish a more stable and reliable supply chain. In 2024, Li Auto conducted on-site improvement and capability enhancement for over 10 suppliers, focusing on critical management areas such as quality systems, Critical Characteristics/Special Characteristics (CCSC), Statistical Process Control (SPC), and error-proofing in production lines.

Case Study: Li Auto launches a joint innovation platform

In 2024, Li Auto launched a joint innovation platform alongside its suppliers, which will serve as an official and unified channel for sharing innovative ideas and technical insights. Through this platform, we aim to share technological achievements with partners, facilitate the commercialization of innovative outcomes, and achieve value co-creation and collaborative growth. As of December 31, 2024, four suppliers had submitted five innovative technologies via the platform.

Case Study: Li Auto develops a supplier interconnection platform

To tackle the increasingly complex challenges in the supply chain, Li Auto partnered with suppliers to launch a "Deep Integration" project built on the advanced "Lianshan" system. This project is designed to create a collaborative interconnection platform within the industry chain. By deeply integrating supplier resources and data, we have optimized inventory management and material preparation costs, established a supply risk warning mechanism, and strengthened quality risk prevention. Furthermore, leveraging data sharing and systematic application, the project has improved management decision-making capabilities and daily communication efficiency. As of the end of 2024, 12 suppliers had joined the interconnection platform.

Case Study: Li Auto releases the *White Paper of Li Auto Inc. on Digital Deep Interconnection with Partners*

In 2024, Li Auto released the *Li Auto Inc. White Paper on Digital Deep Interconnection with Partners*, providing suppliers with standardized data management protocols and process guidelines. Taking into account their business features and project requirements, suppliers are encouraged to integrate with Li Auto's data systems in stages. This effort will promote efficient cooperation across the supply chain and lay a solid foundation for closer, more transparent and sustainable partnerships.

Case Study: Li Auto empowers suppliers' quality improvement

In 2024, Li Auto deeply collaborated with a supplier in key areas such as parts and parts R&D, manufacturing, quality, and cost capabilities, resulting in highly competitive products within the industry. As of the end of 2024, the supplier had delivered over 100,000 units in total, significantly improving the overall quality and competitiveness of the supply chain.

In 2024, Li Auto conducted	Number of centralized supplier quality training sessions[1]	Coverage of supplier quality training
	6	**100%**



[1] In 2024, we conducted centralized quality training, providing training to all suppliers through both offline and online livestreaming.

43
Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society
Appendix

2.3.5 Supply Chain Culture Building

In 2024, Li Auto unveiled the Win-win, Innovation, and Nexus (W.I.N.) supply chain culture to continuously promote efficient collaboration and value co-creation within the supply chain. Through concerted efforts, we seek to build an intelligent, efficient, and sustainable supply chain system. By establishing shared goals and values, Li Auto has forged close partnerships with its suppliers towards win-win cooperation in the industry chain.

Case Study: Li Auto holds the Global Partners Conference

In October 2024, the 2024 Li Auto Global Partners Conference themed "Win-win • Innovation • Nexus", concluded in Changzhou. Over 1,000 partners from around the world gathered to reflect on nine years of collaboration with Li Auto and witness the historic milestone of the 1,000,000th vehicle rolling off the production line. During the event, Li Auto released the W.I.N. supply chain culture principles and awarded partners for their outstanding contributions in technology, quality, and supply assurance.

W.I.N. Culture


W.I.N. Culture
Win-win
Value Realization
Mutual Growth
Trust and Transparency
Strategic Co-creation
Mutual Empowerment
Innovation
Value Creation
Value Transcendence
Management Innovation
Model Innovation
Technological Innovation
Nexus
Value Transmission
Efficiency Leadership
Cultural Identity
Deep Integration
Digital Interconnection

2024 Li Auto Global Partners Conference


理想
理想汽车2024全球合作伙伴大会
Li Auto Global Partners Conference 2024

2.4 User Service

Li Auto adheres to the brand value proposition of "becoming the preferred choice for family users and growing together with users". We continuously improve our services and actively initiate user community activities, aiming to provide users with safer, more convenient, and more comfortable products and service experience.

2.4.1 Responsible Marketing

Li Auto complies with the *Advertising Law of the People's Republic of China,* the *Anti-Unfair Competition Law of the People's Republic of China* and the Law of the *People's Republic of China on the Protection of Consumer Rights* and Interests. Li Auto implements responsible marketing strategies at every stage of sales and services. Through our direct sales model and well-established sales and service network, we offer customers standardized and transparent services. All vehicle data, including energy consumption, safety, range, configuration, and sales volume disclosed to users and the public, undergo verification and certification by national authorities to prevent deceptive advertising or excessive marketing.

We rigorously oversee and thoroughly review the content shared on our official website and social media channels to ensure the compliance and standardization of official marketing materials. In 2024, Li Auto issued the *Li Auto Inc. Guidelines for Livestreaming Content* and consistently supervised livestreaming operations. All livestreaming materials are required to undergo audits, and daily random checks are conducted on certain livestreaming content to ensure accuracy and consistency. Furthermore, we adopted a monthly standardized scoring system for livestreaming service providers in line with responsible marketing.

Our sales personnel are required to truthfully introduce vehicle information, product highlights, purchase rights, brand culture, and other relevant content to users, as well as provide them with the most authentic product experience possible. In 2024, we updated the *Li Auto Inc. Business Management System for Retail Stores*. We also conducted thorough investigations and held accountable various misconducts, including fake customer records, falsified test drive records, fabricated follow-up records, and overpromising of users' rights and interests. Through routine training, we persist in raising the awareness of responsible marketing principles among our sales personnel and reviewing their service practices.

We have implemented a "self-check, random-check, and spot-check" program at retail and delivery centers nationwide. We also review the service processes of sales personnel to ensure timely identification and resolution of problems. We continuously conduct third-party spot checks to objectively evaluate the actual performance of stores. Combined with the internal self-check results, this approach provides a holistic understanding of store operations. Moreover, we regularly engaged third-party "mystery customers" to assess the execution of service standards by sales personnel. In 2024, we conducted 5,571 checks in the form of "mystery customers", with 100% coverage.

In 2024, Li Auto organized a total of

672 sessions
training on responsible marketing for sales personnel

102,508 attendees

1,517 spot checks

100% store coverage

5,571 "mystery customers" checks

100% store coverage



2.4.2 Service Assurance

Adhering to the principle of "serving our users in a time-saving, considerate and economical manner", Li Auto strives to build an online and offline service system. Focusing on sales, delivery, after-sales service, and charging network, we aim to provide users with a more transparent, convenient, and efficient service experience. In 2024, Li Auto further optimized the quality of after-sales services, expanded the coverage of its charging network, and enhanced the usage experience for car users.

After-sales Service System

To meet the diverse service needs of car owners during usage, we have established a standardized, regulated, and streamlined after-sales service system covering various service scenarios. Through the "one expert for whole-process service" model, we ensure that a technician serves users consistently and professionally during the entire process including appointment confirmation, reception, maintenance, payment, and delivery.

After-sales Quality Assurance

Li Auto has set up a service assurance mechanism under centralized headquarter coordination. We offer online and offline guidance and support to service centers to enhance the quality of after-sales services delivered by front-line teams. Our technical support team can promptly address complex issues using active fault warnings and passive fault handling. In pursuit of higher maintenance standards, we have also implemented the inspection system involving "self-inspection by technicians, random inspection by quality inspection experts, and final inspection by quality inspection experts", effectively mitigating quality risks during repair and maintenance processes.

We are fully aware that the service awareness and professionalism of after-sales personnel are key to the quality of after-sales services. To this end, we have designed professional training programs for after-sales service personnel, including learning, practice, real-world application, and performance evaluation, as part of our efforts to continuously improve their professional capabilities. Moreover, we facilitate the exchange of best practices through nationwide quality monthly meetings, regional technical exchange meetings, and store-level quality monthly meetings. In 2024, Li Auto conducted 140 after-sales training sessions, with 79,964 attendees.

Li Auto's after-sales service assurance measures

Mobile service	We provide door-to-door maintenance services for users near service centers. After making an appointment via the online platform, users can enjoy one-stop services including pre-diagnosis and on-site maintenance for minor issues.
Patrol service	For users outside the coverage areas of our service centers, we have launched patrolling services. By making an online appointment, users can receive a pre-diagnosis and then select a nearby location for offline maintenance by technicians ready for services.
Remote diagnosis	We offer remote diagnosis services in most regions nationwide. Prior to the scheduled arrival of the user, technical experts conduct an online pre-diagnosis to pinpoint the issue, prepare required parts in advance, and optimize maintenance resource allocation. This ensures that the problem can be resolved in a single visit with less time.
Smart service center	We insist on advancing the Smart Store Empowerment Project and boosting maintenance efficiency through the integration of intelligent software and hardware. By leveraging features such as one-click panoramic photography, we optimize the reception process and user experience. User dashboards in lounge areas now provide real-time updates on repair and maintenance progress, ensuring service transparency. We have implemented the project in Chongqing, Henan, Sichuan and Zhejiang, and will gradually promote it nationwide.
Holiday travel guard	During peak travel periods such as Spring Festival and National Day, we launch the "Holiday Travel Guard" service. We set up patrol service points at highway 5C super charging stations and provide travel services along popular self-driving routes. In this way, we meet car owners' needs on the way.
Insurance assurance service	To improve the experience of purchasing insurance, filing claims, and processing settlements, we have simplified the insurance application process and connected with the claims system of partner insurance companies. This allows users to handle online claims and self-service settlements directly through Li Auto App, making insurance services simpler and more efficient.



46

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

2.4.3 Charging Network

Li Auto is committed to expanding its charging network and accelerating the launch of charging infrastructure to offer users a more convenient and worry-free travel experience. The integration of 5C super charging and advanced high-voltage pure electric technology enables faster charging and longer ranges, delivering an energy replenishment experience that surpasses traditional ICE vehicle refueling.

In 2024, Li Auto promoted the joint development of the charging network in the industry. The Company also formed strategic partnerships with enterprises such as Sinopec and PetroChina to jointly advance the construction of a charging infrastructure nationwide. In the future, Li Auto will deepen its partnerships within the industry to expand the coverage of NEV charging stations, ensuring convenient and efficient energy replenishment services for more users across China.



理想超充站
优选超充站
已打通高速线路
计划打通高速线路

*数据截止至2024年12月31日。

*该图基于自然资源部标准地图服务网站下载的审图号为GS（2023）2767号的标准地图制作，底图无修改。

As of December 31, 2024, Li Auto had

charging stations

1,727

charging stalls

9,100

times of charging services

4.42 million

annual total charging capacity

110 million kWh

< ☰ > 47

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Case Study: Li Auto's 5C super charging station – Everest Station

In October 2024, Li Auto ushered in a milestone for its 5C super charging network by launching the 1,000th station, Everest Station. Located at the Everest Observation Deck, this station is the world's highest-altitude 5C super charging facility. It provides more convenient charging services for NEV users in the Everest region, underscoring Li Auto's continued commitment to expanding its charging network.

Case Study: Li Auto launched National Day super charging service benefits

During the 2024 National Day holiday, Li Auto offered charging services for free at its highway super charging stations nationwide. Meanwhile, these super charging stations provided charging services for 261,000 times, which increased by 128% compared to that of the week before the holiday. The highest single-day usage reached 42,000, offering robust support for NEV owners' travel during the week-long National Day holiday.

Li Auto's 5C super charging station – Everest Station



48
Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society
Appendix

2.4.4 User Experience

Li Auto proactively creates feedback channels for users, listens to their voices, and engages in the building of user communities in a bid to enhance the user experience.

User Communication

Li Auto places great importance on user feedback and has set up various communication channels such as hotline services and Li Auto App, aiming to provide 24/7 service for our users. Upon receiving user complaints, we classify and follow up these cases promptly based on the type and urgency of the complaint. We continue to enhance the efficiency and quality of our complaint resolution processes for users. In 2024, we achieved a 100% handling rate of complaints.

By integrating strategic and operational methods, we conduct diverse user research to fully grasp users' perspectives and feedback and deepen insights into the user experience.



Li Auto's NPS research method

Li Auto's NPS Research Matrix

Strategy	Operation	
Strategy-oriented NPS	Relation-oriented NPS	
	Product Experience Research	After-sales Customer Satisfaction Research

User Satisfaction

Li Auto consistently prioritizes user satisfaction by conducting surveys on aspects such as test drives, product delivery, and after-sales service. Through these surveys, we continuously refine our products and services to ensure the best possible experience for our users. In 2024, we achieved our annual targets for customer satisfaction in areas such as test drive, product delivery, and after-sales service.

In 2024, Li Auto was selected into the “Better Life 2024 Consumer Appealing Brand List” by National Business Daily owing to its outstanding product quality and positive user reputation. It was awarded the “Consumer Trusted Brand of the Year”, which fully reflected consumers' trust and recognition of the Company.

Test drive satisfaction rate 99.9%	Test drive satisfaction goal 99%
Product delivery satisfaction 99.9%	Product delivery satisfaction goal 99%
After-sales service satisfaction 99.6%	After-sales service satisfaction target 95%

User Community Building

Li Auto actively cultivates a user community founded on mutual respect, aiming to create diverse, interesting, and practical content and features. By encouraging user participation in content creation, we strive to build a dynamic and relaxing community. Furthermore, we continuously organize diverse community activities to foster a friendly and welcoming atmosphere.

Case Study: Li Auto's Mid-Autumn Festival Series Activity

During the 2024 Mid-Autumn Festival, Li Auto organized a series of activities for its car users. During the holiday period, the service center received a total of 20,126 users with repair or maintenance needs, all of whom were given Mid-Autumn Festival gifts. Meanwhile, the online community of Li Auto initiated a limited-time interaction themed “Celebrate Mid-Autumn with Li Auto”, encouraging users to join discussions and win points or prizes.

Case Study: Li Auto's Assisted Driving Safety Month Activity

In July 2024, Li Auto organized its annual Assisted Driving Safety Month. During the event, we released A Letter from the Autonomous Driving Product Manager to share Li Auto's latest advancements in autonomous driving and provide practical tips on the safe usage of autonomous driving. This measure also aims to enhance users' trust and understanding of the technology. We offered discussion topics in our App and online community, encouraging users to share their experience and insights. Furthermore, we conducted an interactive test on assisted driving safety for car owners and awarded exclusive badges for the Driving Safety Month to users who completed the test.

‹ ☰ › 49

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

03

Low-Carbon Operation and Green Ambition

Li Auto actively pursues low-carbon development by incorporating sustainable practices into all aspects of its operations, from product design to material use and recycling, as well as production and transportation. We widely adopt low-carbon technologies, implement various environmental initiatives, and strive to build a more environmentally friendly future.

     

50
Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society
Appendix

3.1 Climate Change Response

Climate change is one of the major challenges facing humanity. Li Auto fully understands the profound impact climate change has on its corporate strategy and the industry as a whole. The Company has integrated climate actions into its overall management framework, enhanced its climate strategy, and is working hand in hand with all sectors to contribute to the national goals of "carbon peaking and carbon neutrality". In compliance with the *International Sustainability Standards Board (ISSB) International Financial Reporting Standards (IFRS) S2 Climate-Related Disclosures*, we improve the management system from four areas of governance, strategy, risk management, and metrics and targets, and continuously disclose our actions and results, with a view to enhancing climate resilience of our operations and contributing to the global response to climate change. In 2024, the Company made efforts systematically to identify climate risks and opportunities and analyzed financial impacts, continuously enhanced its ability to address climate risks.

3.1.1 Governance

Li Auto has set up the Climate Change and Carbon Neutrality Working Group, gradually developing comprehensive climate management measures and effective internal communication mechanisms, coordinating the Company's efforts to address climate change. In 2024, the Company enhanced its climate management system by organizing the Climate Change and Carbon Neutrality Working Group into three sub-groups.

These three sub-groups concentrate on planning and implementing climate change responses, developing and utilizing low-carbon technologies and products, and building a sustainable green production and operation ecosystem. Actions are taken in a top-down approach to address climate change and achieve carbon reduction goals.

Li Auto's climate change governance structure


Li Auto's Strategy Management Committee
Climate Change and Carbon Neutrality Working Group
General Group
Low-carbon Product Group
Low-carbon Ecological Group
Planning Group
Verification and Certification Group
System Construction Group
Green Product Planning Group
Low-carbon Product R&D Group
Green Manufacturing Group
Green Supply Chain Group
Sales and Service Group
Zero Carbon Park Group
Green Finance Group
Green Construction Group
EHS Center



3.1.2 Strategy

In accordance with policy requirements and industry characteristics, Li Auto identifies and assesses its climate-related risks and opportunities. Based on corporate strategy and development stages, we formulate and gradually implement responsive measures.

We have developed low-carbon strategies in various aspects such as product design, R&D, production and manufacturing, and supply chain management, and other areas. For product design, we pursue the design concept of sustainable products, exploring next-generation extended-range electric technologies, and launching electric models to enhance vehicle energy efficiency. For technology R&D, we increase investments in lightweight design, green battery technology, and the development of eco-friendly materials. During production and manufacturing, we promote the construction of digital low-carbon plants to enhance resource management efficiency and reduce energy consumption. In supply chain management, we have introduced ESG requirements, working together with partners along the value chain to minimize environmental impact. During the reporting period, we promoted relevant work in an orderly manner with significant achievements secured.

Li Auto's climate opportunity identification and countermeasures

Opportunities	Description of opportunities	Countermeasures
Market opportunities	The increasing willingness of consumers to buy new energy vehicles will lead to enhanced corporate competitiveness, as well as its market share and operating revenue.	• Adhere to the strategy of intelligence and electrification. Drive the development of low-carbon technologies, products, and solutions through R&D, capital expenditures, or strategic investments. Continue to develop NEVs, create low-carbon products, and promote net-zero transition both within and beyond the value chain.
Technological opportunities	Energy efficiency and business efficiency are improved and operational costs are reduced.	• Improve energy efficiency through technological innovations and management measures such as process improvements and equipment upgrades. • Build a recycling and reuse system, develop and use recyclable materials.
Energy source	Operational costs decreases due to lower renewable energy costs.	• Enhance the consumption proportion of renewable energy in business and operations.

Li Auto's climate risk identification and countermeasures

Risk categories		Description of risks	Countermeasures
Transition risks	Policy risks	• Corporate carbon and energy allowances may result in production constraints. • We may face more compliance costs as laws and regulations on energy saving, carbon pricing, and emissions are being constantly updated.	• Increase the R&D investment in emission reduction technologies to further minimize adverse environmental impacts. • Increase the R&D investment in emission reduction technologies to further minimize adverse environmental impacts.
	Market risks	• Price increases in raw materials and energy may raise product costs and selling prices, affecting the market acceptance of the products. • The number of upstream suppliers and products meeting green and low-carbon standards is limited, leading to a shortage of related parts.	• Develop strategic plans to increase the proportion of clean energy in the manufacturing bases and reduce the cost and risk of raw material procurement. • Build comprehensive capabilities for low-carbon development in the automotive industry, timely adjust operations, and actively expand into global markets based on users' needs.
	Technological risks	• The fast iteration of the NEV technologies may require increasing the intensity of R&D investment. • The transition to a low-carbon economy requires the updating of traditional manufacturing equipment and production processes, which may lead to increased costs and asset depreciation.	• Timely adjust corporate financial plans to allocate sufficient budget for upgrading to efficient and low-carbon equipment. • Increase R&D investment, and apply low-carbon technologies and processes.
	Reputational risks	• If the Company causes negative impacts on the environment, it may adversely affect its brand image and corporate reputation. • If the Company fails to establish a comprehensive environmental management system in a timely manner, it may affect the capital market's valuation of the Company.	• Carry out carbon reduction work throughout the entire product life cycle, and establish a green and low-carbon brand image. • Accelerate the establishment of the Sustainable Development Committee to systematically advance the Company's sustainable development initiatives.
Physical risks	Acute physical risks	• Intensification of extreme weather events such as tropical cyclones (hurricanes, typhoons), floods, and heavy rainfall could cause damage to the Company's physical assets, affecting the stability of our operation.	• Set up an emergency management office and prepare climate-change contingency plans. • Compile the list of the emergency supplies for floods and typhoons and prepare generators, submersible pumps, and other response supplies.
	Chronic physical risks	• Continuous hot weather and water shortages may affect plant production efficiency as well as employee health and safety.	• Formulate emergency plans for hot weather, prepare equipment to prevent heatstroke, monitor environmental conditions in real-time and adjust work hours accordingly, increase R&D investment, improve production efficiency, and reduce energy consumption ratio.

52

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

3.1.3 Risk Management

Li Auto has integrated climate change risks into its risk management systems, conducting thorough assessment of climate-related risks, and categorizing and prioritizing these risks based on their importance. We have established a comprehensive risk management structure and management system and formulated risk response strategies. For details, please refer to "1.2 Risk Management". We continuously improve monitoring measures for various climate risks, develop risk response plans, and plan to update risk response strategies in alignment with materiality.

3.1.4 Metrics and Targets

Li Auto is actively developing emission reduction targets and action plans, striving to advance the green transformation of the automotive industry. We conduct company-wide carbon inventory work based on standards such as ISO 14064 and the Greenhouse Gas Protocol (GHG Protocol). We actively identify and analyze Scope 1, Scope 2, and Scope 3 GHG emissions, expand carbon footprint assessments to more products, and strengthen the management of climate-related metrics and targets.

We set targets for energy and water consumption for the manufacturing of a single vehicle. In 2024, we continued to achieve our annual targets and further improved our performance compared with 2023.



Li Auto's management processes for climate risks and opportunities

Identifying	Identify the physical climate risks, transition risks, and opportunities the Company faces in the short, medium, and long term based on the industry characteristics, business models, and operation locations of Li Auto.
Assessing	Establish a science-based risk assessment tool to evaluate the likelihood and impact of various risks and opportunities and to prioritize climate risks and opportunities.
Managing	Integrate the identification and management of climate risks into the existing risk management system, effectively managing climate risks through classification and grading.
Responding	Develop comprehensive response plans for climate risks and opportunities and reduce the impact of climate risks on the Company.

Li Auto's target achievement in the manufacturing process

Indicator	Target	Actual value	Status
Energy consumption per vehicle	0.118 tce/vehicle	0.112 tce/vehicle	Achieved
Water consumption per vehicle	3.8 tonnes/vehicle	3.1 tonnes/vehicle	Achieved

53

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

3.2   Sustainable Product and Technology

Li Auto incorporates sustainable concepts into its product development. By optimizing design and using sustainable materials, we create environmentally friendly products, reduce product carbon footprint, and build a low-carbon, green industrial ecosystem.

We focus on developing low-carbon products and have established a comprehensive sustainable approach for the entire product life cycle, covering R&D, procurement, production, sales, and recycling. These are parts of our efforts to fully implement the concept of sustainability from source to end.

Li Auto's sustainable product life cycle

Product development and design

- We launch the strategy of intelligence and electrification, continuously enhance intelligent driving and smart space technologies, and develop extended-range electric and high-voltage electric solutions.
- We incorporate low-carbon design, including lightweight design, green battery development, sustainable electric drive systems, and energy efficiency management technology.
- We develop eco-friendly materials and strengthen the control of hazardous substances in products.

Product sales

- We apply sustainable packaging design to increase the use of biodegradable, recyclable, or reusable packaging materials.
- We continuously improve logistics transportation routes by adopting greener methods such as shipping and rail transport.

User usage

- We systematically optimize the powertrain technologies of our products, improve the power efficiency, increase the share of electricity in the use phase, to reduce carbon emissions in the use of products.

Upstream supply

- We cooperate with raw material companies with leading low-carbon technologies to develop and use low-carbon and recyclable materials and require suppliers to provide the carbon footprint of their raw materials.
- We prefer upstream suppliers with a higher proportion of renewable energy usage to ensure robust material supply.

Production and manufacturing

- We optimize production processes, such as implementing lean manufacturing and intelligent production, to reduce defective rates, improve efficiency, and minimize energy waste.

Recycle and disposal

- We actively improve the recycling system of scrapped vehicles and create an integrated circular ecosystem.

54

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

3.2.1 Sustainable Design

Li Auto integrates sustainable R&D concepts in the product design by exploring lightweight solutions, developing green batteries and electric drives, and meticulously managing energy consumption to reduce the environmental impact of automotive products from the initial design throughout their entire life cycle.

Lightweight Design

Li Auto considers lightweight design an effective way to enhance a vehicle's environmental and economic benefits. On the basis of ensuring vehicle performance, we have achieved weight reduction through careful material selection, technical processes, and structural design across systems such as the vehicle body, interior and exterior decorations, chassis, battery, and electric drive. This effectively reduces energy consumption and carbon emissions.

Li Auto's R&D and applications of lightweight materials

Innovative initiatives	Innovative application
Aluminum alloy	• An integrated die-casting design achieves a weight reduction of 16 kg compared to the original sheet metal welded parts.
Steel-aluminum hybrid "Fortress Safe Body"	• It combines advanced technologies such as vacuum high-pressure integrated die casting, extruded aluminum threshold beams, aerospace-grade aluminum alloys, Composite Body Solutions (CBS), and Tailor Rolled Blank (TRB) variable-thickness hot-formed materials, significantly reducing the vehicle's weight.

Green Battery Design

Li Auto is dedicated to advancing battery technology to expand the use of green circular energy. We collaborate closely with top universities and research institutions in China, employing various analytical techniques to analyze battery failure modes, optimize battery energy utilization, explore the extreme boundaries of battery use and expande the capabilities of battery applications.These efforts are aimed at enhancing battery performance comprehensively. We also use recyclable materials in key parts such as power battery casings and cells to enhance the recycling and reuse rate of the batteries.

Green Electric Drive Design

Li Auto continuously perfects driving efficiency and power output, earning a leading position in the industry. We also optimize material selection and structural design to enhance the vehicle's range and power responsiveness, contributing to carbon reduction during product use.

Li Auto's carbon footprint accounting results for various models

Silicon carbide technology	Adopt silicon carbide technology to significantly improve the efficiency of the electric drive system compared to Insulated Gate Bipolar Transistor (IGBT) electric drives, reducing overall vehicle energy consumption by over 6% and lowering carbon emissions by approximately 3.5% over the entire lifecycle
High-density electric drive design technology	Utilize high-density electric drive design technology to outperform the industry's advanced standards by 12.5%, supporting the lightweight design of the entire vehicle



Energy efficiency management technology

Li Auto reduces carbon emissions during the driving journey through technological innovation, offering users lower energy costs. We develop and apply next-generation extended-range technology, adjusting the layout of compression engines to achieve higher thermal efficiency while promoting energy saving and emission reduction.

By implementing a series of sustainable designs, Li Auto's extended-range electric vehicle models achieved a significant improvement in energy efficiency in 2024, providing users with a more economical, eco-friendly and efficient travel experience.

Li Auto's energy efficiency management technology application

Energy efficiency management technology	Technologies and results
Thermal management	• Rely on core technologies such as dual-source heat pumps, dual-layer flow air conditioning units, and intelligent thermal management algorithms to efficiently manage cabin, range extender, motor, and battery energy distribution under full-scenario operating conditions, achieving precise and efficient energy utilization for the product.
Vehicle control	• Develop an intelligent hybrid energy distribution system that integrates road conditions and vehicle operation data to rationally allocate the proportion of oil and electricity usage. The system reduces the time the range extender operates in inefficient zones, effectively lowering overall vehicle fuel consumption. • Develop a condensation model for the waste gas recirculation system. Perform a comprehensive analysis of data such as temperature, humidity, pressure, and water content from the environment, system, and compressor to calculate the exhaust gas recirculation rate. • Improve the intelligent load system by assessing various vehicle operating scenarios, disabling non-essential functions, and reducing energy consumption in the low-voltage system.
Vehicle integration	• The 2024 models of the Li L9, Li L8 and Li L7 have improved energy efficiency compared to the 2023 models, effectively reducing emissions.

Energy comprehensive efficiency comparison of selected Li Auto products

Model	Battery range[1] (km)		Extended-range fuel consumption[2] (liters/100 km)	
	2023	2024	2023	2024
Li L9	215	280	7.9	7.6
Li L8	210	225	7.7	7.6
Li L7	210	225	7.6	7.4



[1] Comprehensive CLTC battery range.　　[2] Fuel consumption in a low battery state.

3.2.2   Green Material Development

Li Auto is committed to exploring the use of sustainable materials in its products. The Company actively conducts research, prioritizes environmentally friendly materials, and focuses on reducing the consumption of natural resources. It also works to replace and eliminate hazardous substances in its products, ensuring safety for the environment and human health.

Environment-friendly Material Development

Li Auto integrates the low-carbon and environmental protection concepts in material development, promoting the use of green and non-toxic materials. We develop bio-based materials to reduce environmental pollution. We have established a low-carbon material database system, select the best materials and thus ensure environmental sustainability in material selection.

Hazardous Substance Control

Li Auto has established a comprehensive hazardous substance management system and is promoting the reduction and eco-friendly substitution of hazardous substances. We comply with domestic environmental regulations and policies, such as the *Requirements for Prohibited Substances in Automobiles* and *Compliance Management Measures for Prohibited and Restricted Substances and Recycling*. We have interpreted and internalized the more stringent regulations of the foreign automobile industry such as European Union's 2000/53/EC ELV1, 2005/64/EC RRR2, (EC) No 1907/20063, and formed our control standard (Q/LiA 5500001), as well as various development process control documents.

In 2024, we further enhanced corporate standards and implemented an array of measures to strengthen the strict control of hazardous substances. We lowered the permissible limits for certain hazardous substances and implemented tiered controls for polycyclic aromatic hydrocarbons in contact parts. We minimized the use of heavy metal materials, implemented the development and application of lead-free solder, and demanded the prohibition of Cr^{6+} electroplating solutions in the electroplating process to minimize the impact during manufacturing and reduce health risks to our workers.

For materials that come into direct contact with the human body, we included indicators such as potential sensitizing substances, persistent organic pollutants, and bioaccumulation in the development data monitoring system to minimize the risk of hazardous substances. In 2024, Li Auto developed a manufacturing technology for Nappa leather in cars using tannin extract-based coloring, reducing industrial dye usage by 50%. This innovation minimizes the use and emission of hazardous substances like aromatic amine intermediates and heavy metals during dye production, thereby lowering the environmental and health impact during manufacturing and usage. It protects employees and users, ensuring ecological safety and human health.

Li Auto's development technologies for eco-friendly materials

Materials	Technologies and results
Waste biomass PC recycled material	Replace petroleum-based monomers with bio-based monomers to synthesize bio-based polycarbonate materials to reduce carbon emissions by about 80%.
Physical recycling of PP material	Develop PP-modified materials with a 30% PCR content ratio and ensure stable performance by optimizing processing techniques, achieving a carbon reduction of 0.55 kg CO_2e.
Bio-based PE material	Processing sugarcane extract can produce bio-based polyethylene that can achieve the same performance as PE material, reducing carbon emissions by about 70% compared with the petrochemical-sourced PE material.



< ☰ > 57

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

3.2.3　Recycling

Li Auto is building an integrated circular ecosystem that covers vehicle and parts remanufacturing as well as raw material recycling. By leveraging technological innovation, process upgrades and supply chain collaboration, we strive to meet the requirements of the plan for extended manufacturers' responsibilities.

Power Battery Recycling

Li Auto complies with laws and regulations such as the *Interim Provisions on the Traceability Management of New Energy Vehicle Power Battery Recycling*. The Company continuously improves its battery recycling and processing system, enhances the recycling rate of battery materials, and reduces the environmental impact of battery waste at its source.

Li Auto's power battery recycling network operates under two models: building facilities through its own sales channels and partnering with companies included in the Whitelist of New Energy Power Battery Recycling released by the Ministry of Industry and Information Technology of the People's Republic of China (MIIT). After integrating battery recycling into Li Auto's supply chain, the materials are regenerated and reused in a cascading manner. The Company is actively establishing a closed-loop economic system involving recycling enterprises, cell manufacturers, battery pack manufacturers. This system enables end-to-end data capabilities and supports information traceability, data management, user-driven development, and data application loops, ultimately creating greater economic and social value.

We will continue to enhance management in areas such as traceability systems and operation safety, regularly conduct staff training and data verification, and ensure precise traceability of power batteries as well as the safe and eco-friendly disposal of used batteries.

Standard handling procedures of waste battery



Raw Material Remanufacturing

Material Remanufacturing

Power Battery Remanufacturing

Power Battery Recycling

Scrapping

Cascading Utilization

Reuse

[1] Recyclability rate represents the percentage by mass of a new vehicle, potentially able to be reused and recycled.

[2] Recoverability rate represents the percentage by mass of a new vehicle, potentially able to be reused and recovered.

Vehicle Material Recycling

Li Auto is increasing its investment in developing the back-end market for its products by actively establishing a closed-loop recycling system for vehicle dismantling. The Company collaborates with certified dismantling firms to exchange advanced dismantling techniques. Through meticulous dismantling, vehicle materials are differentiated and we recycle and regenerate certain materials with recovery value into Li Auto's supply chain. This closed-loop recycling process enhances the comprehensive utilization of automotive resources and reduces carbon emissions. We carry out research to verify the recycling performance of the discarded parts and materials, and prepare and establish a recycling system to handle and reuse the discarded vehicles in advance, to ensure that we meet the requirements of the plan for extended manufacturers' responsibilities developed by national ministries.

Li Auto's development directions for aluminum material recycling technology

Parts	Technical approaches
Aluminum wheel	Through impurity removal and smelting processes, waste materials such as scrap wheels and machined aluminum chips are transformed into recycled aluminum. This recycled aluminum is then used to produce low-carbon aluminum wheels by incorporating 75% recycled aluminum through casting and processing. The finished product meets performance requirements at the material, parts, and vehicle levels, achieving a 60% carbon reduction per unit.
Integrated die-casting material	Optimize aluminum alloy melting, melt refining, and degassing processes, and incorporate recycled aluminum materials into integrated die-casting materials. The finished single-unit product meets mechanical performance standards while achieving a 25% reduction in carbon emissions.

In accordance with the *Road Vehicles - Recyclability and Recoverability - Calculation Method (GB/T 19515-2015)*, we calculate and track the recyclability rate[1] and recoverability rate[2] of vehicle materials of Li Auto's different models to ensure that product recovery and reuse meet the standards.

Recycled Material Development

Li Auto is driving innovation in recycled material development, enhancing the material reuse rate, and working with the industry chain to achieve a green and low-carbon transformation together. We are actively developing integrated and standardized materials to increase the variety and proportion of recyclable and reusable materials used in vehicles.

Li Auto is increasing the use of recyclable aluminum materials in its vehicles to achieve lighter weight, improved corrosion resistance, and enhanced environmental benefits. In the future, Li Auto will continue to increase the use of aluminum materials in its vehicles, reduce carbon emissions throughout the product life cycle, and contribute to green and sustainable development.

Recyclability and recoverability rates of Li Auto's vehicles

Model	Recyclability rate	Recoverability rate
Li MEGA	94.7%	97.0%
Li L9	93.0%	95.9%
Li L8	93.4%	95.7%
Li L7	94.3%	96.3%
Li L6	94.7%	96.8%

58

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

3.2.4 Product Carbon Footprint

Li Auto remains committed to conducting product carbon footprint assessments and accounting, which encompasses all stages of the entire life cycle, including raw material procurement, vehicle production, and product use. In 2024, Li Auto formed a strategic partnership with the China Automotive Technology & Research Center (CATARC). As a committee member, the Company participated in the development and discussions of evaluation protocols for C-GCAPE, focusing on health, environmental protection, and low-carbon products, driving the establishment of industry carbon footprint standards.

In 2024, Li Auto conducted life cycle carbon footprint accounting[1] for models like the Li L6 and Li MEGA by referring to the accounting guidelines of ISO 14067, PAS 2050, and the *Implementation Guidelines for Carbon Footprint & Carbon Labeling of Road Vehicle Products*. Some models ranked at the forefront of the industry in the C-GCAP[2] product carbon footprint test.

We conduct cooperation, exchanges, and training on the product carbon footprint for suppliers, offering suggestions on design framework, production process, energy control, and recycling technology. In addition, we actively participate in the innovative research initiated by the industry alliances and engage in exploration and discussions in the automotive industry, covering the carbon accounting for the automotive industry, low-carbon technological pathways, and carbon management policies. With these efforts, we fully

demonstrate our determination to sustainable development in the automotive field. In 2024, Li Auto, as a member of the national low-carbon standards working group, organized and participated in the development and discussions of national and industry standards related to product carbon footprints and GHG accounting. The Company also contributed to defining accounting boundaries, researching accounting methodologies, and advancing carbon accounting efforts.

Li Auto's carbon footprint accounting results for various models

Model	Life cycle carbon emissions（kgCO$_2$e）	Carbon emissions per unit of distance traveled（gCO$_2$e/km）
Li MEGA	40,391.67	269.28
Li L9	44,693.74	297.96
Li L8	44,032.73	293.55
Li L7	43,851.70	293.34
Li L6	39,479.96	263.19

Li L6's carbon footprint class label certificate





[1] Life cycle carbon emission accounting includes materials, vehicle manufacturing, and vehicle use (the life cycle is set as 150,000 kilometers).

[2] C-GCAP, China Green Car Assessment Program, covers three aspects: health, energy efficiency, and low carbon.

< ☰ > 59

Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Low-Carbon Operation and Green Ambition   04 Inclusive Care and Shared Growth   05 Community Contribution for a Better Society   Appendix

3.3 Green Operation

Li Auto integrates the concept of environmental sustainability into processes such as production, operation, and transportation, promoting green initiatives such as energy saving and emission reduction to minimize the adverse impact on the natural environment.

3.3.1 Environmental Management System

In 2024, Li Auto continued to optimize its environmental management governance structure, providing strong support for the Company's risk management and operational controls. We conduct internal and external audits of our environmental management system for continuous improvements. During the reporting period, Li Auto obtained ISO 14001 - Environmental Management System certification, covering nationwide stores, charging networks, manufacturing bases, and various R&D operation lines.

We strictly adhere to the Environmental Protection Law of the People's Republic of China and other relevant laws and regulations and continuously improve the building of the environmental regulatory system. We have released environmental management systems such as the *Li Auto Inc. EHS Management Policy*, the *Li Auto Water Pollution Control Management Regulations*, the *Li Auto Inc. Air Pollution Control Management Regulations*, and the *Li Auto Inc. Noise Pollution Control Management Regulations* according to the ISO 14001 system. With the standardized process, we regulate resource use and waste discharge at our production bases, effectively preventing environmental risks.

We have compiled the *Li Auto Contingency Plan for Environmental Emergencies*, formulated the on-site emergency treatment plans, prepared emergency supplies, and performed routine drills to respond to potential risks of water pollution, air pollution, and hazardous waste disposal. We have developed the *Li Auto EHS Incident Database*, using visualization tools to classify and analyze the causes of incidents. This allows us to propose more targeted improvement measures and enhance management capabilities. During the reporting period, Li Auto received no environmental-related administrative punishment.

3.3.2 Emissions Management

Li Auto, upholding the concept of green production, implements national and local standards for the discharge of wastewater and waste gas, and disposal of solid waste, abides by noise control regulations, and conducts full process management of the emission and disposal of various types of waste. We have established stringent pollutant emission targets and continuously optimize our production processes to ensure that pollutant emissions are in compliance with laws and regulations.

Wastewater Management

Li Auto monitors and controls wastewater generated in the production process to prevent incidents of water pollution through the classified and separated treatment of wastewater by complying with the *Water Pollution Prevention and Control Law of the People's Republic of China*. We manage wastewater through source control, end treatment, and reclaimed water reuse while setting discharge limits stricter than national standards while continuing to improve the management capacity of the utilization of wastewater.

Li Auto's main emissions categories

Wastewater	• Chemical Oxygen Demand (COD), ammonia nitrogen, and total phosphorus.
Waste gas	• Volatile Organic Compounds.
Solid waste	• General waste: scrap metal, packaging materials, household waste, and kitchen waste, among others. • Hazardous waste: sludge, paint slag, solvent waste, and rubber scrap, among others.

During the design stage, we adopt eco-friendly raw materials. In the processing stage, we strictly follow the requirements of process procedures, reduce guide slot operation frequency, control the spray flow of cleaning water, and minimize environmental pollution. In the water treatment stage, we apply advanced Membrane Bioreactor (MBR), Reverse Osmosis (RO), Electro-deionization (EDI), and Mechanical Vapor Recompression (MVR) technologies to achieve zero discharge of nitrogen and phosphorus pollutants in wastewater. We are equipped with sludge drying processes, biofilter deodorization systems, and online pollution source monitoring systems, thereby effectively controlling water pollution throughout the entire process.

Case Study: Li Auto's Changzhou manufacturing base upgrades the wastewater treatment process

In 2024, Li Auto's Changzhou manufacturing base actively responded to the nitrogen and phosphorus reduction policy for the Taihu Lake Basin and used efficient processes to treat and recycle industrial and domestic wastewater, ensuring the discharged water exceeded emission standards and actively supported regional ecological protection.

60
Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society
Appendix

Waste Gas Management

Li Auto fully complies with the *Law of the People's Republic of China on the Prevention and Control of Air Pollution* and implements waste gas emission management at our production bases. We ensure compliance with environmental standards for waste gas emissions by adopting green processes and using eco-friendly materials. We have set a target of controlling VOC emission concentration to fewer than 15 mg/m^3 and established a VOC emission management ledger to strictly control and manage waste gas.

In 2024, we upgraded the waste gas treatment facilities in the painting workshop. After the upgrade, the average VOC emission concentration decreased by approximately 25%, with a daily reduction of 38.96 kg in VOC emissions. On average, the VOC emission per vehicle was reduced by about 30%, and the VOC emission per unit product was 0.042 kg/unit, which outperformed local standards and requirements.

Li Auto's directly operated after-sales service stores and body and paint shops strictly adhere to environmental regulations, such as the *Discharge Standard and Measurement Methods of Pollutants from Paint Manufacturing*. They are equipped with eco-friendly systems, including biological water spray towers, catalytic combustion devices, and activated carbon filtration units. All waste gas generated during painting operations is treated before being released.

Li Auto's development of waste gas emission reduction materials

Environment-friendly materials	Technologies and results
Water-based paint for exterior parts	We develop water-based paint for exterior parts to expand the application of eco-friendly water-based coatings and reduce VOC emissions.
Liquid applied sound damping (LASD) material	This is an eco-friendly water-based material, which is significantly lighter, offers excellent damping performance, and reduces VOC emissions.

Waste Management

Li Auto strictly complies with the *Environmental Protection Law of the People's Republic of China* and the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste*. The Company has established a specialized policy, the *Li Auto Waste Pollution Control Management Regulations*, to ensure proper management of solid waste throughout its entire life cycle. To minimize the environmental impact of solid waste, we collaborate with certified material recycling companies to recycle waste materials such as steel, aluminum, and wood generated during industrial manufacturing. This is achieved through energy recovery, comprehensive utilization, and other methods. We set the goal of 100% recycling and safe disposal of solid waste.

We strictly abide by national laws and regulations in handling hazardous waste and establish information management systems for waste to record waste disposal in real time, ensuring effective control over hazardous waste during storage, transportation, and other stages. In 2024, we have developed hazardous waste minimization goals and pathways, made continuous tracking and tests, implemented various measures to reduce hazardous waste, cutting emissions from the source.

In 2024, Li Auto generated

72,611 tonnes
non-hazardous waste

100%
Compliant disposal

95.2%
Comprehensive recycling and utilization rate

4.8%
Proportion of the waste having being incinerated for energy recovery

Li Auto's solid waste disposal data from manufacturing operations

Disposal method	Unit	Total disposal
Energy recovery	tonne	3,488.8
Landfill (general waste)	tonne	N/A
Comprehensive utilization (general waste)	tonne	64,706.1
Comprehensive utilization (hazardous waste)	tonne	4,572.3

Noise Management

Li Auto follows the *Law of the People's Republic of China on Prevention and Control of Pollution from Environmental Noise*. The Company has formulated the Li Auto Noise Pollution Control Management Regulations, strictly managing noise pollution during production and operations.

We have incorporated noise at boundary and in production areas into environmental self-monitoring and occupational hazard factor testing to effectively reduce the impact on surrounding communities and the environment.

We strictly comply with the requirements of self-monitoring of emission permission by engaging a third party to undertake a quarterly assessment and issue a report accredited with the China Metrology Accreditation (CMA) mark. In 2024, we received no external complaints or regulatory investigations related to noise.

Li Auto's noise management measures

- Based on industry and national standards, noise reduction measures in factories and production areas are implemented from an engineering design perspective, including building soundproof walls around the plant, installing soundproof enclosures for stamping presses, and setting up soundproof rooms for welding and dismantling operations;
- Employees are provided with noise-canceling protective equipment that complies with regulatory standards and is tailored to individual needs;
- Green belts are set up and trees are planted around the plant perimeter;
- Equipment is maintained regularly to reduce noise during operation;
- Honking is prohibited within the plant premises except during testing to further enforce noise control.

61

Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Low-Carbon Operation and Green Ambition   04 Inclusive Care and Shared Growth   05 Community Contribution for a Better Society   Appendix

3.3.3   Resource Management

Li Auto continues to pursue energy conservation and emission reduction, drive eco-friendly innovations, promote the use of clean energy, enhance resource utilization, and contribute to the growth of a low-carbon economy.

Energy Management

Li Auto has formulated sound management systems and procedures, and employed a variety of energy-saving technologies to reduce carbon emissions during the production process. In 2024, Li Auto passed the energy management system audit and obtained the certification of ISO 50001 - Energy Management System, thus conprehensively promoting the institutional building of energy management. We continuously optimize our intelligent energy management system, enabling centralized monitoring of multiple systems and automatic fault recovery. By intelligently recording and analyzing energy consumption, we achieve timely remote adjustments, enhance production management efficiency, and reduce labor costs and energy consumption. Through continuous technological innovation and optimization measures, we continue to improve operational efficiency and accelerate the low-carbon transformation of the value chain.

Li Auto actively promoted the adoption of green energy, such as solar installations and green electricity, striving to integrate clean energy into its operations. In September 2024, Zone 2 of the Changzhou manufacturing base had completed its photovoltaic project and connected to the grid, with 23.6MW of installed capacity in total. It is expected to produce 20 million kWh of electricity annually.

Li Auto's highlight measures for energy-saving in 2024

Beijing manufacturing base	• We use processes like intercoat-free painting and introduce energy-saving equipment such as regenerative thermal oxidizer (RTO). This is expected to save 500,000 m³ of natural gas annually.
	• We reduce the hot water supply temperature for the painting process in summer and increase the hot water temperature for painting thermal preservation during non-production periods. This is expected to save 33,500 m³ of natural gas annually.
	• We increase the chilled water temperature for the painting process on non-production days. We adjust the chiller operation mode to intermittent or continuous based on outdoor temperatures. This is expected to save 345,100 kWh of electricity annually.
	• We adjust the number of operating air compressors and low-pressure cooling pumps based on summer temperature changes and workshop production conditions. This is expected to save 147,300 kWh of energy annually.
	• We change the operating mode of the air compressor and dryer to reduce the trial run time of long-unused air compressors. This is expected to save 129,100 kWh of energy annually.
Changzhou manufacturing base	• We adjust the number of cooling tower fans based on the ambient temperature, with an estimated annual electricity savings of 477,800 kWh.
	• We reduce compressed air pressure during non-production and shutdown periods, with an annual electricity savings of 350,500 kWh.
	• We adjust the supply temperature of painting hot water and the number of boilers based on the season, with an estimated annual natural gas savings of 56,000 m³.
Stores	• We optimize the layout, selection, and brightness of lighting in showrooms and customer lounge areas to enhance display effects while conserving energy, reducing CO_2 emissions by an average of 8.35 tonnes per store annually.



62

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Water Resource Management

Li Auto strictly follows national water resource management policies and regulations, and rigorously carries out water sourcing and usage management, and water resource stress analysis and evaluation to avoid water shortage caused by industrial water use. During the reporting period, Li Auto did not encounter any issues related to sourcing water.

In our daily operations, we have implemented a water conservation management system that clearly defines the water-saving responsibilities of each department. We strengthen the management of water usage in daily life, production, construction, temporary facilities, and road testing. Emphasis is placed on turning off taps promptly and strictly prohibiting continuous water flow. Leaks, drips, and spills are addressed immediately. We also use water-efficient equipment in design and construction and have established rainwater storage tanks for supplemental supply. Our wastewater treatment systems include a water recycling system. After treatment, the wastewater reaches a standard quality, and the reclaimed water is recycled and used for cooling tower, restrooms, greenery, and other purposes, enhancing overall water resource efficiency.

We install essential measuring instruments throughout the entire water use process, record the daily water consumption in each area, and compile monthly reports to ensure timely monitoring of water consumption in production and operations.

Chemicals Management

Li Auto complies with the *Regulations on the Safety Administration of Dangerous Chemicals* and the Regulation on the Administration of Precursor Chemicals, and other laws and regulations. The Company has formulated the *Li Auto Hazardous Chemicals Management System* and further revised it in 2024. Each manufacturing base refined the management requirements for precursor and explosive chemicals based on their specific operational scenarios, aiming to further regulate the procurement, transportation, storage, use, and disposal of hazardous chemicals. We formulated the *Li Auto Inc. Permitted Chemicals List in accordance with the Catalogue of Hazardous Chemicals* and carried out classification and analysis of the harmfulness, operability, and environmental impact of chemicals. Additionally, we conduct regular chemical safety training for relevant employees to reduce the harmful effects caused by improper use of chemicals.



63

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

3.3.4 Green Factory

Li Auto is dedicated to green manufacturing, emphasizing ecological harmony, and building green factories to continuously improve the environmental friendliness of the manufacturing process.

Li Auto carries out an environmental impact assessment, including a biodiversity risk evaluation, before new renovation and expansion projects in accordance with national laws and regulations to ensure that the impact on the surrounding environment can be effectively mitigated and controlled. In the construction phase, Li Auto's manufacturing bases are constructed following management systems, such as ISO

14001 - Environmental Management System, to establish the environmental management systems. Internal and external audits and certification of relevant systems are carried out after the bases are put into operation.

Changzhou Manufacturing Base

The Changzhou manufacturing base follows the direction of green construction, adopting energy-saving and environmentally friendly processes to secure land intensification, harmless raw materials, clean production, and low-carbon energy. We have

optimized risk control in the production process and enabled the Changzhou manufacturing base to meet the stricter emission standards set by Jiangsu Province for the Yangtze River Delta Economic Belt and the Taihu Lake Basin, while also fulfilling specific pollutant control requirements. The Changzhou manufacturing base obtained the Jiangsu Province Green Factory certification in 2022 and has received multiple environmental awards, including the Environmental Performance A-level enterprise project.

Beijing Manufacturing Base

Li Auto's Beijing manufacturing base embraces an environment-friendly green design concept while simultaneously upgrading to meet the Grade-A Enterprise requirements of *China's Performance Grading and Emission Reduction Measures for Key Industries in Heavy Pollution Weather*. In 2024, the Beijing manufacturing base completed a green diagnosis under the guidance of the Beijing Municipal Bureau of Industry and Information Technology and is preparing to apply for green factory certification in 2025.

Changzhou manufacturing base



Beijing manufacturing base



64
Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society
Appendix

3.3.5 Low-Carbon Logistics

Li Auto collaborates with packaging suppliers and logistics fleets to explore new methods for packaging recycling and transportation. By refining packaging transport processes, enhancing the low-carbon logistics system, increasing the use of reusable packaging, and reducing GHG emissions, the Company aims to further drive green transformation in its logistics operations.

Packaging Material Recycling

Li Auto embraces green practices in its packaging process by optimizing designs and packaging structures to enhance recycling and reuse efficiency, thereby reducing waste. We decrease the packaging volume of a single vehicle in the design stage and increase the packaging volume ratio. In the usage stage, we improve the packaging recycling rate and work closely with suppliers to promote packaging optimization.

In 2024, the proportion of reusable packagin for our vehicles increases gradually with the introduction of new models, increasing from 92.6% for Li L9 to 95.8% for Li L6. We also implemented several measures to reduce plastic usage in packaging, such as eliminating single-use plastic liners for parts packaging and using more durable metal racks, significantly cutting down on single-use plastic packaging.

Green Logistics Transportation

We strictly adhere to national emission standards of motor vehicle pollutants, manage fleet transportation processes and vehicle equipment for energy conservation and emission reduction, actively equip transportation teams with NEVs, and minimize carbon emissions in logistics operations. We have enhanced our operation and management systems, increased the full-load rate of transportation, optimized the driving routes, eliminated redundant warehouse designs, and minimized the impact of long-distance transportation on the environment and vehicle energy consumption.

Li Auto's optimization process for recycling bins


Procure recycling bins
System quantity identification, GPS binding
system provided by the recycling bin suppliers
On-demand usage
Sent to store
real-time GPS tracking of store location and quantity
Temporarily stored at the store
suppliers set collection cycle based on turnover
Collected by the suppliers

Li Auto's green logistics initiatives

Optimize the delivery time window	• We optimize the turnaround time and load rate of short-haul trucks, reduce the number of trucks used, and cut each truck's waiting time by 40 minutes. • By setting appropriate unloading time windows, we can optimize truck allocation in long-haul transportation, reduce warehouse congestion, improve the truck turnover rate, and cut annual carbon emissions by about 12.6 tonnes.
Improve the full-load rate	• By streamlining single delivery quantities, adjusting part rounding values, and coordinating pickup frequencies across multiple plants, we have effectively reduced the total truck mileage by about 589,000 kilometers, cutting carbon emissions by about 526.0 tonnes annually.
Put new energy logistics handling equipment into use	• The charging-type handling equipment was launched, including electric forklifts, electric tow tractors, automated guided vehicles (AGVs), and carton transfer units (CTUs), both inside the plant and in external warehouses. • Hydrogen-electric hybrid short-haul trucks and electric trailer trucks have been deployed, reducing annual carbon emissions by about 170.3 tonnes compared to traditional diesel vehicles. NEVs were added in stores.
Integrate external warehouse storage	• We cancel secondary warehouse setups, merge warehouses, and implement direct lean logistics delivery to reduce external warehouse rental space and save short-haul truck resources. As of December 31, 2024, we had reduced a total of 66,000 square meters in rental space for the external warehouses, saving approximately 130,000 kWh of electricity.

< ☰ > 65

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

3.3.6 Green Office

Li Auto has established the *Li Auto Green Park Policy* and the *Li Auto National Workplace Energy-Saving Strategy* to deeply integrate the green office concept into the daily work of employees. We focus on creating diverse, low-carbon office environments through electricity health assessments, optimized energy consumption management, and the development of eco-friendly parks. We develop workplace energy-saving strategy that drives the development of a low-carbon corporate culture. Tailored management plans are created and implemented based on the specific circumstances of each manufacturing base. Energy-saving measures are applied to public space electrical equipment, such as lighting, air conditioning, ventilation systems, exhaust fans, and household appliances, to minimize energy waste.

In 2024, we added the National Workplace Energy Consumption Monthly Report section to the energy data dashboard. This section presents energy consumption data comparisons and trend analyses for various workplaces, providing data support for the shift from reactive to proactive management. It aims to promote the implementation of refined energy management and maximize energy efficiency.

We rigorously implement energy-saving and emission-reduction measures for official vehicles by improving usage standards, canceling certain shuttle bus routes, and increasing the proportion of NEVs in use. We encourage our employees to embrace green mobility, plan their business trips efficiently, and invite a third-party agency to calculate the carbon emission savings. In 2024, the carbon emissions saved by our employees using NEVs reached 1,154,856 kg, and the carbon emissions saved by taking green flights reached 467,145 kg.

In 2024, the Company organized themed initiatives such as Green Offices and Green Travel, offering environmental training on energy conservation, emission reduction, and waste sorting for all employees, with the aim to promote a low-carbon lifestyle and foster awareness of eco-friendly workplace practices.



66

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

04

Inclusive Care and Shared Growth

Li Auto upholds a talent value proposition to "empower employees to grow, achieve, and receive rewards" in our quest for attracting and cultivating diversified talent. Our commitment extends to fostering an equitable, inclusive, safe, and healthful work environment, where we safeguard employee rights and interests, and nurture their professional growth.

   

4.1   Talent Attraction

We adhere to equal and legal recruitment practices, cultivating an open and inclusive workplace. Additionally, we provide competitive salary and welfare benefits to consistently attract exceptional talents.

4.1.1   Diversity and Inclusion

Li Auto complies with the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Provisions on the Prohibition of Using Child Labor*, and other relevant laws and regulations. We have formulated the *Li Auto Employee Rights and Interests Policy* to safeguard the legitimate rights and interests of our employees.

We have established a comprehensive talent recruitment management system with the *Li Auto Inc. Recruitment Management Policies*, the *Li Auto Inc. Privacy Policy for Job Application*, and other rules and regulations in place. We are committed to ensuring equal employment opportunities throughout the screening, interview, and hiring processes. When on-boarding new hires, we diligently verify their ID information to prevent child labor or forced labor. Additionally, we require them to sign the *Confirmation Letter of Entry Commitment and Employment Conditions*. During the reporting period, no incidents of child or forced labor occurred at Li Auto.

To build a diversified talent team, we put in place tailored recruitment strategies for different roles and leverage multiple channels to attract a broad spectrum of high-quality candidates with relevant professional expertise, skills, and experience. This approach enables us to attract and select outstanding candidates that match our corporate culture and job requirements. In 2024, we developed and deployed a tailored talent assessment tool for fresh college graduates to attract high potential candidates who meet our job requirements and traits.



Li Auto's diversified workforce composition:

Employees came from 16 countries or regions

including China, South Korea, the United States, France, Japan and Uzbekistan

1,711 employees came from 38 ethnic minorities

including Manchu, Tujia, Hui, Mongolian, and Miao.

Case Study: "Li Auto +" Program

In 2024, Li Auto launched the "Li Auto +" on-campus recruitment program to attract outstanding fresh college graduates. We held offline "Li Auto +" technical salons in Beijing and Shanghai successively, explaining the Company's development history, business divisions, and innovative technical breakthroughs to attract professional candidates in the frontiers of information technology.

The Company is committed to cultivating a diverse and inclusive workplace, in a bid to accommodate to the individual needs of employees from diverse cultural backgrounds. We respect various cultural customs across different regions and offer care and support to our minority employees.

The commitment of Li Auto also lies in creating a fair and inclusive workplace for all employees. For this purpose, we have formulated and implemented the *Li Auto Inc. Employee Handbook*, the *Li Auto Inc. Anti-Discrimination Management Provision* and the *Li Auto Inc. Anti-Sexual Harassment Management Provision*, explicitly prohibiting any form of discrimination, including but not limited to discrimination based on factors such as race, skin color, religion, nationality, descent, sex, gender identity, age, marital status, mental or physical disability, or sexual orientation. Additionally, we address inappropriate behaviors, including workplace sexual harassment.

Li Auto encourages employees to report any instances of discrimination, harassment, or misconduct. The Company promptly investigates the reported instances in accordance with the *Li Auto Inc. Whistle-blowing Policies and Procedures*, and ensures that the privacy of whistleblowers is strictly protected. If a violation is confirmed, appropriate disciplinary measures will be taken against the involved personnel.

< ☰ > 68

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Li Auto's employee composition



Data in 2024	Categories

Total number of employees: 32,248

Total number of employees by gender: 26,739, 82.9% — Male; 5,509, 17.1% — Female

Total number of employees by age groups: 15,149, 47.0% — 29 and below; 15,808, 49.0% — 30 to 39; 1,291, 4.0% — 40 and above

Number of employees by geographical region[1]: 32,208, 99.8% — Chinese mainland; 14, 0.1% — Hong Kong SAR, Macau SAR and Taiwan; 26, 0.1% — Overseas

Data in 2024	Categories

Number of employees by educational background: 5,461, 17.0% — Master and above; 8,572, 26.6% — Undergraduate; 11,697, 36.3% — Junior college; 6,518, 20.2% — Senior high school and below

Total number of employees by employment type: 32,248, 100.0% — Full-time; 0 — Part-time; 0 — Outsourced

Number of employees by rank[2]: 33, 0.1% — Senior management; 515, 1.6% — Middle management; 653, 2.0% — Junior management; 31,047, 96.3% — General employees

Number of employees by profession category: 5,930, 18.4% — Research and Development; 13,072, 40.5% — Sales; 3,504, 10.9% — General and Administrative; 9,742, 30.2% — Production

Data in 2024	Categories

Number of employees by job type: 10,426, 32.3% — Blue-collar employees; 9,495, 29.4% — White-collar employees; 12,327, 38.2% — Store employees

New hires: 9,695, 74.8% — New hires from social recruitment; 3,264, 25.2% — New hires from campus recruitment

Employee turnover of Li Auto



Data in 2024	Categories

Total employee turnover/ turnover rate: 12,302, 38.2%

Employee turnover rate by gender: 36.5% — Male; 46.1% — Female

Employee turnover rate by age: 42.2% — 29 and below; 35.7% — 30-39; 21.0% — 40 and above

Employee turnover rate by geographical region[1]: 38.1% — Chinese mainland; 35.7% — Hong Kong SAR, Macau SAR and Taiwan; 42.3% — Overseas

---

[1] The number of employees by geographical region (Chinese mainland, Hong Kong SAR, Macao SAR, Taiwan, and overseas) in this indicator is based on the place of identity registration or nationality of the employees.

[2] Li Auto reorganized and redefined its position sequence and rank sequence in 2024, thus redefining its general employees, junior management, middle management, and senior management.

‹ ☰ › 69

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

4.1.2 Employee Benefits

Li Auto has put in place a comprehensive salary and benefits system. Our employees receive competitive compensation, including performance-based cash incentives and long-term equity rewards. Meanwhile, we continuously enrich the non-salary benefits available to all employees, enhancing their sense of belonging and well-being.

Case Study: Li Auto's 9th-anniversary celebration

In June 2024, Li Auto organized a series of activities for its 9th anniversary celebration to enhance employees' understanding and sense of identification with the Company. We released a theme video for the 9th anniversary celebration, looking back upon the Company's growth path. Meanwhile, we launched an offline marketplace. In addition, we give each employee a special commemorative T-shirt for the 9th anniversary to enhance their sense of belonging to the Company.



Non-salary benefits of Li Auto

Onboarding care	• Onboarding physical examination	• Onboarding training
Colorful life	• Li Auto's anniversary celebration • Million Milestones Activities	• Team-building activities
Workplace conveniences	• Shuttle buses between offices	• Multi-route commuting shuttle buses
Insurance guarantee	• Social insurance including endowment insurance, medical insurance, unemployment insurance, industrial injury insurance, and maternity insurance • Housing provident fund • Supplementary medical insurance, major disease insurance, accidental injury insurance, and death insurance	• Self-paid commercial insurance plans of "Family care" groups, including supplementary medical insurance, death insurance, accident insurance, and critical illness insurance • Protection plans for specific types of jobs
Maternity support	• Maternity leave, maternity check leave, nursing leave, paternity leave, parental leave	• Maternity rooms
Health management	• Annual comprehensive physical examinations	• Health tips and themed activities
Life conveniences	• Catering and other service facilities in the workplace	

< ☰ > 70

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

4.2 Talent Growth

Taking employee growth as its driving force, Li Auto strives to build an organization of rapid growth, empowering individuals to "shape their own destiny and push the boundaries of personal development". We have established a comprehensive talent cultivation system and clear paths for professional development to facilitate breakthroughs and ability improvement of employees.

4.2.1 Talent Cultivation

Li Auto has established a talent cultivation framework with general ability, professionalism, and management as its key elements. By aligning with the specific job skill requirements of white-collar, blue-collar, and store-based employees, we have designed customized courses and training programs, which provide strong support for employees' career development and potential exploration. In 2024, the professional training of our employees recorded 311,546 enrollments, with employee average training hour exceeding 46 hours.

General Ability Cultivation

Guided by the goal of facilitating employee growth, Li Auto implements general ability cultivation programs, including courses like *Toyota Business Practice* and the *Seven Habits of Highly Effective People*. To facilitate a seamless integration into our corporate culture and values, as well as to prepare new employees for their roles, Li Auto's CEO personally conducts a course on *Brand and Organization* for all newcomers. In 2024, Li Auto offered over 26 training courses designed for new hires. These courses were comprised of 76 sessions throughout the year, benefiting a total of 2,128 employees.

For newly employed graduates, we offer a comprehensive training system that combines online learning, offline practice, and departmental training, which assists them in smooth transition from student life to the professional working environment.

Case Study: Li Auto's "Training Program for New Hires from Campus Recruitment"

In 2024, Li Auto put the training of new hires from campus recruitment on its strategic agenda as an important talent cultivation measure for the Company's development. We designed a panoramic map in this regard. The training program lasted for four weeks, and consisted of three major learning stages, namely "general training of the Company," "front-line training," and "general training of the processes". It offers a comprehensive learning and growth platform with a combination of theory learning and practice, which helped the new hires from campus recruitment gain a better understanding of the Company, industry, users, and operations. In 2024, a total of 13 sessions of its kind were completed, benefiting 1,579 new hires.

Case Study: Li Auto's sales and service group launches the "Young Talent Training Program" for its new graduate force

Li Auto has developed a long-term training program for new employees from campus recruitment, encouraging them to grow from newcomers in the workplace to store managers. We help new employees understand the Company's values to take their first step in the workplace. In the first two years of their career, we continue to assist employees in improving store management skills and offer them management and practice opportunities, helping them grow into qualified frontline managers. On this basis, we cultivate employees' business awareness and further enhance their management abilities, getting them prepared for the role of store manager. As of December 31, 2024, the "Young Talent Training Program" had trained over 400 new employees.

Li Auto's talent cultivation system

	Professional competency cultivation			Management capability cultivation			
Store-based employee training	Sales business capability training	Service business capability training	Charging network business capability training	Provincial leader training	City leader training	Store leader training	Supervisor training
Blue-collar employee training	General worker training	Mechanic training	Technician training	Shift supervisor reserve management training		Section supervisor reserve management training	
White-collar employee training	Horizontal business talent training program	Vertical sequence talent training program		Entry-level management training	Middle management training		Senior management training

General ability cultivation	
New employee training (new hires from campus recruitment + social recruitment)	General course training

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01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Professional Competency Cultivation

We set up targeted professional training for employees in different professional sequences and positions and introduce external training resources to help employees enhance their professionalism, skills, and experience. We encourage business managers and key talent to share classic cases within their fields, in a bid to enhance employees' professionalism and expand their understanding of cutting-edge technology and industry best practices. "Li Auto Academy", an online learning platform, provides over 1,000 online video courses for white-collar, blue-collar, and store-based employees. The courses encompass multiple professional fields, including products R&D, supply, manufacturing, quality, business, finance, and organization.

Case Study: Li Auto establishes the "Blue-Collar Skill Master Studio"

In July 2024, the Beijing Li Auto Blue-Collar Skill Master Studio was established after the examination and approval by the Beijing Municipal Human Resources and Social Security Bureau. The studio, located in Li Auto's manufacturing base in Beijing, is a multifunctional space that integrates office and laboratory functions. The studio relies on the existing equipment and facilities in the painting workshop to carry out technological innovation and skill enhancement activities. It focuses on on-site technical transformation and tool improvement, aiming to improve production efficiency and product quality through continuous technological innovation. In addition, the studio also has a dedicated area for painting skills training, which helps studio members improve their skills through systematic training and hands-on experience.

Management Capability Cultivation

At Li Auto, we have developed a tiered training model for our managers, and designed differentiated training programs for white-collar, blue-collar, and store-based management personnel. We aim to design learning paths for managers at different levels and in different professional fields, providing support and practical methods to assist them in acquiring the necessary skills for self-management, team leadership, and collaboration.

In 2024, the Company continued to promote management enhancement programs to provide managers with more learning and growth opportunities. Meanwhile, we encourage employees to engage in continuing education and obtain academic certifications. and support senior managers in obtaining EMBA/MBA degrees through national unified examinations. In addition, we encourage all employee to pursue continuous improvement in terms of professional skills and capabilities. To facilitate this, we offer subsidies to employees pursuing various professional technical certificates and management certifications. As of the end of the reporting period, 1,200 employees had benefited from the subsidy programs, with the subsidy amount surpassing RMB580,000.

Case Study: Li Auto's "Entry-Level Management Training Program"

In April 2024, Li Auto launched the "Entry-Level Management Training Project" to meet the development needs of entry-level management. This customized training program centers around three core modules comprising of 11 core courses, namely role recognition, business management, and team management. We adopt a learning mode that combines online and offline approaches. By simulating practical management scenarios, managers can learn and grow by solving practical problems, and strengthen their management ability. In 2024, 14 sessions of such program were held, training over 700 entry-level managers.

Case Study: Li Auto's 2nd "Executive Business School" project

In February 2024, Li Auto launched its 2nd "Executive Business School" project. This two-year program is designed to systematically enhance the executives' understanding of management theory and hone their practical skills. It encompasses 15 courses across four major modules: philosophy, mentality, professionalism, and transformation. By the end of the reporting period, the second batch of its participants had completed eight courses.

Case Study: Li Auto's sales and service group launches "Special Training Camp for Leaders"

In 2024, the Li Auto's sales and service group focused on improving the abilities of its provincial general managers, and carried out the training program of "Leader Training Camp". This program adopts a model of online intensive learning, offline training, front-line hands-on learning, and comprehensive evaluation. Practical cases are integrated into its key modules such as corporate culture, role recognition, strategic vision, integrity and self-discipline, business control, and team leadership. And discussions are conducted to comprehensively enhance the business control capabilities of the provincial sales and service leaders and general managers.

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01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society
Appendix

4.2.2 Promotion and Development

Li Auto has built a career growth thoroughfare featuring "horizontal mobility and vertical promotion" for employees. We clearly define the career paths and establish a comprehensive performance management system to stimulate the motivity and enthusiasm of our dedicated workforce.

Career Paths

At Li Auto, we evaluate employees across all levels in a comprehensive and objective manner and have established transparent, equal and smooth career development trajectories for white-collar, blue-collar and store-based employees on the basis of their characteristics.

In 2024, based on the Company's strategies, we established a talent criteria system, which clearly defines the standard requirements for different ranks and professional sequences from five dimensions: performance, knowledge, experience, ability, and cultural values. We also clarify the promotion requirements and encourage employees to throw themselves in active learning and to honor their responsibilities for promotion and growth.We construct a development path based on "1 management + 5 professions" sequences for white-collar employees, blue collar employees and store-based employees, support our employees to pursue vertical promotion and horizontal development in multiple professional divisions with diverse channels.

In 2024, we optimized the 360-degree interview program specifically for manager promotion and produced a "Manager Capability Evaluation Textbook", evaluating the managers to be promoted objectively and comprehensively from multiple dimensions, including ability and literacy, and identifying gaps. On the basis of that, we provide them with future development directions and suggestions.

Performance Appraisal and Incentives

At Li Auto, we attach great importance to the value creation of employees. Adhering to the result-orientation concept, we have established standardized objective-based management and value evaluation systems, making the individual performance composition of employees reflect their output and contribution to the Company. We regularly conduct performance appraisals. The white-collar employees are assessed every half a year while blue-collar and store-based employees are assessed in alignment with their business characteristics. The evaluation results are further linked to promotions, bonus, salary adjustments, and other incentives. In addition, we have put in place a long-term incentive plan, which encompasses a variety of equity incentive arrangements tied to individual performance and contribution. Our goal is to ignite employee motivation for growth.

Li Auto's human resource awards in 2024





Award	Issuer
MostIn 2024 Global Talent Attractive Employers	LinkedIn
Beijing Advanced Collective in Employment and Entrepreneurship	The People's Government of Beijing Municipality
Friendly Enterprises of College-Enterprise Cooperation	Department of Human Resources and Social Security of Yunnan Province
King's Ark - The Most Talent-Cherished Employer	BOSS Zhipin
2024 Most Influential Employer	Haitou
2024 China Best Employer Award	Zhaopin
2024 SHL China Talent Management Awards - Talent Acquisition Pioneer Award	SHL
2024 Leaders in Human Resources Digital Transformation	Beisen
2024 NFuture Awards – Graduates' Favorite Employer	Nowcoder
2024 Beijing Annual Outstanding Employer	Liepin
Outstanding Contribution Award for College-Enterprise Collaborative Education	Beijing City University
The Most Inclusive Employer	Offer Xiansheng

4.3 Safety and Health

Following the principles of putting safety first and placing emphasis on prevention, Li Auto strives to create a safe, healthy, and comfortable production and work environment, in a bid to ensure employee health and safety.

We strictly comply with the relevant laws and regulations such as the *Production Safety Law of the People's Republic of China*, the *Prevention and Control of Occupational Diseases Law of the People's Republic of China*, and the *Fire Prevention Law of the People's Republic of China*. In accordance with the *Occupational Health and Safety Management System – Requirements and Guidelines for Use* (GB/T 45001-2020), we released the *Li Auto Inc. EHS Management Policy* and revised the *Li Auto Inc. EHS Manual*, making efforts to build a comprehensive EHS management system. In 2024, we improved and updated the EHS management processes and

system, developing 22 documents to ensure standardized and systematic management of EHS matters. During the reporting period, Li Auto completed the ISO 45001 - Occupational Health and Safety Management System certification and the ISO 14001 - Environmental Management System Certification, covering all stores, charging networks, manufacturing bases, and multiple research and development sites in Beijing. Li Auto focuses on the reserve of EHS experts and has 57 national-level EHS engineers. In 2024, we established an internal auditor certification system and achieved dynamic risk management.

The Li Auto EHS Management Working Group is responsible for overall EHS matters and has an EHS Center to coordinate and execute EHS-related work. The working group has established six EHS business modules for different business

areas to promote daily management activities in their respective fields, so as to ensure the implementation of EHS policies and goals in various areas of the Company. In 2024, Li Auto's total expenditure on safety and health exceeded RMB50 million.

We have set clear occupational health and safety management targets and included multiple safety responsibility assessment indicators in the performance appraisal of personnel in charge. In 2024, Li Auto achieved occupational health and safety management objectives, with no occupational disease case or fatality accident, as well as no safety-related administrative penalties.

Li Auto's EHS management structure



Li Auto EHS Management Working Group

EHS Center

- R&D EHS Management
- Manufacturing EHS Management
- Sales and Service EHS Management
- Workplace EHS Management
- Parts Modules EHS Management
- Building& Utility EHS Management

Datasheet on work injuries of Li Auto's employees in 2024

Work-related fatality	Person	0
Work-related injuries	/	9
Lost working days due to work-related injuries	Day	335
Lost time injury frequency rate (LTIFR)/ million working hours	/	0.14
Lost workday rate/ 200,000 working hours	/	0.84

Li Auto's occupational health and safety management targets in 2024

Number of fire accidents[1]　**0**

Number of fatality accidents　**0**

Serious injury frequency rate[2]　**≤ 0.1** accident/million working hours

Lost time injury frequency rate (LTIFR)[3]　**≤ 0.55** accident/million working hours

Total recordable injury rate (TRIR)[4]　**≤ 0.85** accident/million working hours

Accident severity　**≤ 30** days/million working hours[5]

[1]　The number of fire accidents with direct losses ≥ RMB 50,000

[2]　The serious injury accident rate is calculated as: annual number of serious injury accidents * one million working hours / annual working hours.

[3]　The lost time injury frequency rate (LTIFR) is calculated as: annual number of lost time injury accidents * one million working hours / annual working hours.

[4]　Total Recordable Injury Rate (TRIR) is calculated as: annual number of recordable accidents * one million working hours / annual working hours.

[5]　The accident severity is calculated as: annual lost worktime (in days) * one million working hours / annual working hours.

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01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Case Study: Li Auto's EHS Center organizes the "EHS Felt Leadership" empowerment and practice project

In 2024, Li Auto's EHS Center organized the "EHS Felt Leadership" empowerment and practice project, covering multiple modules, including Manufacturing, Sales and Service, Building &Utility, and Parts Modules. We aim to enhance the core management's perception of EHS and motivate more employees to deepen their awareness of safety and health through training and communication. At our manufacturing bases, we encourage senior leaders to develop their EHS action plans, clarify the safety responsibilities of each manager, and convey EHS requirements by organizing various knowledge sharing and learning activities within the base. On the basis of these efforts, we commend employees who deliver outstanding performance in identifying safety hazards and promoting hazard rectification, fostering a positive atmosphere to encourage active employee participation in safety management.
On the sales and service end, provincial managers were organized to develop EHS action plans and receive EHS management training. In 2024, we conducted a total of 49 EHS special inspections, 71 EHS training sessions, and 30 emergency drills for our stores.

Case Study: "Safe Production Month" organized by Li Auto's EHS Center

In June 2024, Li Auto's EHS Center organized the "Safe Production Month" in collaboration with multiple departments including R&D, Manufacturing, Sales and Service, Public Affairs, and Parts Modules:
- The Parts Modules, Manufacturing, and Sales and Service conducted a total of 234 specialized training sessions on key safety issues, including heatstroke, evacuation, fire management, and forklift accidents, registering over 13,000 enrollments;
- The R&D Headquarters, Workplace Administration, Parts Modules, Manufacturing Bases, and Sales and Service Stores organized 51 emergency drills, including scenario simulations of fire escape, first aid, electric shock, forklift fires, and heatstroke, to enhance their emergency response capabilities;
- The EHS Center, Manufacturing, and Parts Modules held 16 events including EHS quizzes, first aid, and firefighting skills competitions, attracting over 8,500 participants.



4.3.1   R&D EHS Management

Li Auto values safety and health in the R&D process and improves the R&D safety management system. We thoroughly identify and control risks across all aspects of R&D to safeguard our R&D personnel.

Based on the characteristics of our R&D operations, we have established a EHS Management Committee composed of business leaders at various levels, regional managers, and safety officers. This committee discusses and makes decisions on major EHS issues related to R&D. We establish a safety responsibility system that spans all fields and levels. This system is based on a monthly performance evaluation mechanism, ensuring that everyone understands their safety responsibilities and that safety responsibilities are fulfilled at all levels.

In 2024, we continued to improve our R&D EHS management system, streamline our health and safety management system, promote EHS hazard identification, and improve our emergency management system, comprehensively reducing R&D EHS risks. To comprehensively strengthen our emergency management, we have established a cross-functional emergency management team to ensure rapid response to emergencies. Meanwhile, we have provided emergency supply cabinets and submersible facilities in various areas, so that effective control measures can be taken immediately in case of abnormal events. In addition, we developed and strictly implemented an annual emergency drill plan, and strengthened coordination and cooperation among various business departments through realistic simulations, thereby improving our overall emergency response efficiency.

We have established a comprehensive three-level safety training curriculum and assessment system to enhance the safety awareness and capabilities of our R&D team. In 2024, a total of 28 R&D EHS training sessions were organized, with 1,830 enrollments.

Li Auto has established an R&D safety management objective – "zero" recordable safety accidents, i.e. no accidents that result in personnel injuries requiring special medical rescue or the loss of working hours occur. As of the end of the reporting period, Li Auto achieved the objective.

Case Study: Li Auto's R&D EHS promotes intelligent management

Li Auto's R&D EHS ensures efficient and safe production and operations by developing diverse intelligent management technologies:

- In March 2024, the final assembly of Li Auto's trial production workshop introduced visual recognition technology to monitor improper safety helmet wearing of employees in real time, and identify potential hazardous scenarios.
- In July 2024, we developed a water stain monitoring system to enhance the response capability of our labs to sudden water leakage incidents. Once emergencies such as water leakage are detected, the system can immediately trigger an alarm to ensure safe operations in the labs.



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01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

4.3.2 Manufacturing EHS Management

Li Auto optimizes its Manufacturing EHS management system, takes practical actions to implement work safety standards, and strengthens employees' safety concepts, to ensure safe production.

To ensure the applicability and timeliness of EHS standards, we have revised 16 documents, including the *Li Auto Inc. EHS Manual*, and added some other management systems, including the *Serious Accident Determination and Handling Rules of the Research and Supply Group* to improve the implementation standards system of safe production and safety management. We have established the EHS professional platform team and the process platform team to promote the exploration of forward-looking EHS technologies and the implementation of EHS management technical standards.

In 2024, Li Auto's Manufacturing EHS achieved the control goal of "zero serious accident", namely zero serious injury, zero environmental pollution, and zero fire accidents, adhering to the bottom line of safety compliance to ensure safe production and delivery.

Production Safety Management

We have developed comprehensive processes for safety risk management and inspection. This involves regularly identifying risks, conducting safety reviews, and making necessary facility updates and improvements. We conducted in-depth analysis of various types of ineffective security checks. Following the logic of "EHS hazards - false alarm events - EHS accidents", we identify various risks with a

database of safety failure modes, sorting out and completing risk source management, and ensuring the establishment of effective closed loops. In 2024, we completed the identification and management upgrade of 38 major risks, and adopted control measures in five key areas: engineering technology, management measures, education and training, individual protection, and emergency measures to ensure that all identified risks are under control. In 2024, we identified 5,300 risks related to safety and occupational diseases, conducted a total of 622 safety inspections of various types, and pinpointed a total of 3,954 EHS hazards, with a rectification completion rate of 100%.

Li Auto's production safety management measures in 2024

Occupational disease hazard detection	We have completed the annual occupational disease hazard detection on schedule and produced the detection report.
Process material adjustment	We have completed the pre-evaluation report on occupational disease hazards, providing the necessary facilities to protect employees. We have conducted an evaluation of the effectiveness of occupational disease hazard controls and carried out acceptance checks on the relevant equipment.
Occupational health examinations	All new employees receive pre-employment occupational health examinations. All employees receive an annual on-the-job physical examination, and if any occupational contraindications are found, they will be transferred. Employees working in hazardous positions that may expose them to occupational disease hazards receive an off-post physical examination.
Personal protective equipment (PPE)	We comprehensively carry out the identification of hazardous sources, clarify the standards for the provision of PPE for each position, conduct training for employees on the correct wearing of the equipment, and regularly inspect the usage of PPE.
Green channel for work-related injuries	We sign green channel agreements for work-related injuries with the local hospital.
Family doctor workstation	We have established a "Family Doctor Workstation" jointly with the health department to provide free health consultation, as well as diagnosis and treatment services for employees.



Safety Emergency Management

We enhance emergency response capabilities to quickly and effectively deal with sudden production safety incidents or accidents. In accordance with the *Li Auto Inc. Emergency Plan for Production Safety Accidents*, we clarify the delineation of responsibilities and implement graded responses to safety accidents based on their nature and severity. In 2024, we implemented the strategy of refined management in the production and manufacturing field, established an emergency response system for manufacturing workshops, and introduced micro fire trucks to improve on-site emergency response capabilities. In addition, we updated our emergency response plans for different weather conditions, focusing on enhancing our ability to respond to extreme weather and other special situations.

Case Study: Li Auto's Manufacturing EHS establishes a safety perception and forklift training dojo

The EHS teams of Li Auto's Manufacturing in multiple sites have established a safety perception and forklift training dojo. Real operation scenarios and accident cases are simulated within the dojo. These simulations aim to enhance employees' safety awareness and emergency response capabilities through hands-on experience.

In the future, the training dojo will be built into a comprehensive platform that integrates training, education, communication, and practice. We will hold safety seminars and experience sharing workshops on a regular basis and conduct safety training and drills through simulations of real scenarios to enhance employees' safety skills.

Safety Training Management

We have established a four-level safety training system and regularly provide employees with training courses on system security and special management. We require all employees to receive occupational health and safety education and assessment before working at their positions, enhancing their safety awareness and improving their practical skills. In 2024, the Manufacturing EHS at Li Auto conducted 323 safety training sessions with 365,370 enrollments.

Recognition and certification of Li Auto's Manufacturing EHS in 2024

Beijing Level 2 Work Safety Standardization Enterprise

Beijing Emergency Management Bureau

Jiangsu Level 2 Work Safety Standardization Enterprise

Jiangsu Provincial Department of Emergency Management

Changzhou Exemplary Organization of Fire Safety Management

Changzhou Fire Rescue Detachment

Jiangsu Health Demonstration Enterprise

Jiangsu Commission of Health

Changzhou Health Demonstration Enterprise

Changzhou Municipal Health Commission



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Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

4.3.3 Sales and Service EHS Management

We launched new EHS management regulations for sales and service. By combining our management experience in retail, delivery, service, and charging network, we established a comprehensive sales and service EHS management system, ensuring all-around EHS management throughout the entire sale and service system.

We integrated laws, regulations and standards, institutional documents, and management processes, and released the *Sales and Service EHS Management Handbook*, providing employees in key business scenarios of sales, service, and Vehicle Distribution Center (VDC) with a "one-stop" information summary, to achieve effective decomposition and implementation of EHS management.

In 2024, we established and implemented a multi-level EHS inspection system with the EHS inspection as a core element, to ensure the comprehensive implementation of environmental, health, and safety standards throughout the entire sales and service process. In 2024, we conducted a total of 7,584 meticulous safety inspections. We have established a unified record system and checklist for the hazards identified during the inspections, requiring each store to report all risks and monitoring key data such as rectification rate and rectification completion rate within 15 days. Meanwhile, we track hazards that have not been rectified for more than 45 days, and ensure weekly dynamic tracking and analysis.

EHS management measures for Li Auto's sales and service employees

EHS risk notification card	We develop safety risk notification cards for 14 categories of key equipment used during maintenance operations and work scenarios, fully informing employees of job risks before risky operations, and improving their safety awareness in a concise and intuitive manner.
Driver qualifications management	We implement "internal driver's license" management in sales, service, and charging networks, requiring frontline experts to be EHS-certified before conducting test drives, repairs, and vehicle transfers. The certification rate of frontline experts reached 100%.
Special work license management	We standardize the special work management and require all special-work operators to be certified before taking up their posts. At present, the certification rate of special-work operators at Li Auto's service centers has reached 100%.
Occupational health examinations	We provide comprehensive occupational health examinations for positions with occupational health hazard exposure in Li Auto-authorized body and paint shops. In 2024, a total of 309 occupational health examinations were conducted, and the occupational health examination rate of active employees reached 100%.
EHS-specific training	We provide EHS-specific training for sales and service employees. We have launched the sales and service EHS section on the platform of "Li Auto Academy", and encourage business managers and both full-time and part-time employees to obtain EHS qualification certificates. In 2024, Li Auto conducted a total of 6,580 EHS training sessions for its sales and service employees, with a total of 96,331 enrollments.

Inspection modes of Sales and Service EHS at Li Auto

Corporate level	We carry out spot checks of our stores nationwide. We inspected a total of approximately 163 stores in 2024, and noted that the overall EHS management risk level is good.
Provincial level	We establish dedicated provincial EHS management personnel in each operating province. They conduct regular inspections on retail, delivery, service centers, charging stations, new stores and stores under construction, promote the rectification of operating stores, supervise and urge the general contractors to make rectifications for stores under construction, and ensure the smooth operation of stores and stations.
Store level	Stores inspect equipment for daily use such as lifts and air compressors on a daily basis, and conduct monthly spot checks on fire-fighting equipment. Meanwhile, we encourage stores to carry out EHS self-inspections to enhance their ability to identify and rectify hazards.

4.3.4   Workplace EHS Management

Li Auto prioritizes the physical and mental well-being of its employees by establishing a comprehensive occupational health management mechanism and carrying out regular assessments and enhancements to ensure comprehensive protection of employees' occupational health.

Case Study: Li Auto holds lectures and events on health and safety

- Lectures on heatstroke prevention in the heat: we invite medical specialists to give lectures on health and self-protection in the heat to employees, to improve their self-protection ability;
- Knowledge popularization on health during pregnancy or lactation period: mental health knowledge is shared to help expectant mothers cope with various emotional challenges they may encounter during pregnancy;
- Traditional Chinese medicine (TCM) care: we join hands with Gushengtang Traditional Chinese Medicine Hospital to provide employees with TCM consultations and neck and shoulder massage treatments.

Health guarantee measures of Li Auto's Workplace EHS

Measures	Actions
Healthful working environment	Install fresh air systems in the offices, arrange air purifiers when necessary, and place green plants to ensure good indoor air quality; and provide ergonomic office equipment to reduce work-related physical discomfort.
Medical service rooms	Establish Medical service rooms equipped with basic medical equipment and first-aid supplies, provide employees with basic physical examinations and health consultations, and offer employees free Over The Counter (OTC) medicines to easily address daily physical discomforts.
Health promotion plans	Implement a series of health promotion plans to encourage employees to develop healthy lifestyles, such as healthy eating plans, sports activities, health and medical knowledge popularization to enhance employees' health awareness and physical fitness.
Safety training and emergency drills	Provide diversified safety training, including knowledge of fire safety, and emergency rescue, and regularly organize employees to conduct emergency drills, covering responses to fires, earthquakes, and other natural disasters as well as emergency medical situations.



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Introduction 01 Compliant Operation and Responsible Governance 02 Innovative Pioneer and Outstanding Product 03 Low-Carbon Operation and Green Ambition 04 Inclusive Care and Shared Growth 05 Community Contribution for a Better Society Appendix

4.3.5   Parts Modules EHS Management

Li Auto implements EHS risk control and cultural development requirements in the Parts Modules. We continue to develop and improve our health and safety management systems for the Parts Modules. We continue to develop and improve our health and safety management systems for the Parts clusters. We have formulated 31 institutional documents, including the *Standardized Intrinsically Safe Management System of Equipment of Parts Modules*. To further strengthen safety management, we regularly identify and assess risk sources and proactively investigate and address hazards. In 2024, we conducted a total of 361 internal safety inspections and took rectification measures against potential safety hazards, effectively preventing potential safety risks. We cooperated with the Public Security, Fire, Emergency and other departments in various inspections. And there were no identified issues or penalties during the reporting period.

We attach great importance to providing specialized empowerment training for relevant personnel in the Parts Modules, conducting safety management and occupational health training for the management personnel, and ensuring that relevant personnel obtain the required qualification certificates. In 2024, the Parts Modules EHS conducted a total of 113 training sessions, with 7,377 participants.

4.3.6   Building & Utility EHS Management

Li Auto places great emphasis on EHS management in the construction of new and modified expansion projects. We strictly adhere to national laws and regulations, and based on relevant legal requirements and industry standards, we have developed 21 regulatory documents, including the *Li Auto Inc. Project EHS Management Manual* and the *Li Auto Inc. Project Emergency Response Plan*. These have been successfully implemented to ensure that all new and modified projects (including contractors) in the Company meet the EHS targets of zero major injuries and zero fires in 2024.

In 2024, during the construction process of the building and utility projects, the Building & Utility EHS team completed 9,075 education sessions for construction personnel, held 134 safety meetings, organized 19 emergency drills for contractors, and conducted 616 safety inspections. During these inspections, 19,427 safety hazards were identified, and all hazards were promptly rectified, with a 100% correction rate.

In 2024, during the construction of store renovation projects, Building & Utility EHS focused on the development and promotion of standardized EHS practices for project construction. The team organized 36 specialized EHS training sessions for contractors, with 254 participants from 58 contractors, covering engineering, EHS, and business aspects. Throughout the year, 196 EHS inspections were conducted on store renovation projects, identifying 2,936 safety hazards, all of which were rectified.

Case Study: Li Auto's Building & Utility EHS department conducts unannounced inspections for store renovation projects

In 2024, based on the *Li Auto Inc. Project EHS Standardization Manual*, we developed an EHS unannounced inspection system and trained contractors accordingly. Additionally, we collaborated with third-party companies to conduct cross-inspections of store renovation projects, ensuring 100% coverage of all ongoing projects. For projects with poor unannounced inspection scores, the EHS team worked with the procurement, supplier management, and engineering departments to hold focused discussions with the responsible contractors, requiring them to implement targeted EHS improvement measures for future projects, thus effectively ensuring safety and compliance during the renovation project construction period.



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Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

05

Community Contribution for a Better Society

Li Auto is deeply committed to the brand mission to "Create a Mobile Home, Create Happiness"("创造移动的家，创造幸福的家") and dedicated to spreading warmth. We align our growth with community development, encourage employee involvement in community building and volunteering, and collaborate with users to engage in social services, fostering a harmonious community environment.

  

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Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

5.1 Social Responsibility

Li Auto places great importance on fulfilling its social responsibilities, striving for harmonious growth between the Company and society. Through public welfare initiatives such as philanthropy, education support, cultural promotion, and sports development, we actively engage in community building and contribute to a more harmonious society by leveraging our influence in social public welfare.

Philanthropy

Li Auto strictly adheres to laws and regulations, including the *Law of the People's Republic of China on Donations for Public Welfare* and the *Notice of the Ministry of Finance on Financial Issues Concerning Charitable Donations of Shareholdings by Enterprises*. We have updated the *Li Auto Donation Management Measures* to clarify the donation management process and ensure that public welfare donation activities are both legitimate and effective. Moreover, we established a rapid collaboration and response process for emergency relief donations to expedite our efforts.

Case Study: Li Auto joins the "Ten-Thousand-Enterprise, Ten-Thousand-Village" rural revitalization initiative

In 2024, Li Auto participated in the "Ten-Thousand-Enterprise, Ten-Thousand-Village" rural revitalization initiative, donating RMB160,000 to villages in Bairin Left Banner, Chifeng City, Inner Mongolia Autonomous Region to improve local living conditions, as wells as to Xiexinzhuang Village, Dasungezhuang Town, Shunyi District, Beijing to enhance community development. Through these efforts, Li Auto contributed to rural revitalization and the establishment of a new development paradigm.

Highlights of Li Auto's social welfare initiatives in 2024

Total investment in social welfare

RMB **47.3** million

294 volunteers

770 hours of volunteer service

Case Study: Li Auto supports charitable education initiatives

In 2024, Li Auto made tangible efforts in charitable education initiatives. Through the "Dream Fulfilling Action," the Company assisted outstanding college students facing financial difficulties in completing their studies. Additionally, through the "High School Student Assistance Program", it provided scholarships to high school students from disadvantaged families, improving their learning and living conditions. We made donations to the Qinghai Provincial Charity Association to address the lack of sports facilities at Longbao Town Central Boarding School and Maozhuang Township Zirong Boarding School. In 2024, Li Auto invested RMB1.66 million in charitable education endeavors.

Education Support

Li Auto strongly believes in education as the foundation for social progress. We support educational development to unleash students' potential and positively contribute to society.

Case Study: Li Auto's "Sailing Plan" school-enterprise cooperation project

Li Auto promotes education through the "Sailing Plan," a school-enterprise collaboration project. This initiative focuses on co-developing curricula and venues, providing joint training for students and teachers, assisting in student career planning, and facilitating comprehensive school-enterprise partnerships. This industry-education integration empowers students to embark on successful careers while also fostering industrial growth.

In 2024, Li Auto partnered with over 60 institutions, cumulatively cultivating 131 "dual-qualified" teachers and training more than 1,500 talents in automotive manufacturing and aftermarket. We offered over 3,000 job opportunities to vocational college students nationwide and invested approximately RMB43 million.

Case Study: Li Auto's public welfare science-spreading activities

In 2024, Li Auto organized campus science-spreading lectures, including seminars and study tours, to introduce students to advanced technologies such as intelligent manufacturing, energy management, and autonomous driving. Through these initiatives, students gained insights into the latest industry trends and interacted with the "Li Xiang Tong Xue" AI system, the smart in-car voice assistant, allowing them to experience firsthand the innovations in human-computer interaction. The public welfare science popularization activities benefited nearly 5,000 primary, secondary, and university students in multiple regions, including Beijing, Shanghai, Changzhou, Qinghai, and Tibet.



Culture Promotion

Li Auto highly values community development, actively promotes cultural dissemination and exchange, and enriches community life by participating in exhibitions and supporting automotive culture.

Case Study: Li Auto participates in the exhibition at the Beijing Auto Museum

In 2024, Li Auto contributed to the development of the Resources and Environment Exhibition Zone at the Beijing Auto Museum. This initiative aims to disseminate automotive culture, promote automotive technology, and educate the public about environmental protection. It also establishes an open exchange platform for the public, scholars, and industry professionals. The exhibit, featuring extended range electric vehicle (EREV) technology and future intelligent transportation, offers interactive and immersive experiences highlighting our technological strengths and innovations.

Sports Development

Li Auto sponsors local sports events in communities by providing event vehicles, fostering connections with the community and members. This support ensures seamless event operations while also enhancing the Company's brand awareness across diverse social sectors.

Case Study: Li Auto sponsors marathon-themed mass fitness activities

In 2024, Li Auto actively sponsored and fully supported marathon events held in Beijing and Changzhou by providing ceremonial courtesy vehicles and event vehicles, ensuring the smooth progression of the events. By backing these marathons, the Company effectively strengthened its ties with local communities while promoting a positive brand image and fostering meaningful public interactions.

Case Study: Li Auto supports the World Table Tennis (WTT) competition event

In 2024, the WTT event was successfully held in Shijingshan District, Beijing. Li Auto provided 40 vehicles and professional driving services for the event, facilitating the transportation of athletes, organizing committee staff, and other personnel involved. This sponsorship significantly enhanced Li Auto's brand visibility and market recognition, representing an investment of approximately RMB1 million in support of sports.

Li Auto's Social Welfare Awards in 2024

Outstanding Case of Sustainable Development Practices in China's Automotive Industry - "Harmonious Co-construction" Award

China Association of Automobile Manufacturers

Top 100 "Best Responsible Corporate Brand" at the 8th CSR China Education Award 2024

CSR China Education Alliance, Responsibility 100 Committee, and Youth Impact Innovation Center

"Walking Together with Compassion and Responsibility" Award

China Automobile Dealers Association



84

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

5.2 Collaboration with Users

Li Auto, guided by its brand mission to "Create a Mobile Home, Create Happiness" ("创造移动的家，创造幸福的家"), strives to enrich family moments for its users. Together with compassionate users, the Company supports vulnerable populations and comforts underprivileged children, spreading warmth and joy throughout society.

Case Study: Li Auto launches the family-themed "Weekend" activities

In 2024, Li Auto launched the "Weekend" program, a series of high-quality family activities designed for car owners. Covering a range of fields, including humanities, history, nature, science, astronomy, and marine exploration, the program featured eight core thematic activities. We hosted 40 sessions of "Weekend" activities across 17 cities, welcoming 324 car-owner families, to strengthen family bonds and promote harmony.

Case Study: Li Auto users care for the vulnerable

In 2024, the Dalian Li Auto Owners' Club supported a car wash service operated by individuals with autism. Their patronage provided tangible assistance, instilled confidence, and spread warmth towards the vulnerable community.

Case Study: Li Auto users reach out with care and support to impoverished children

In 2024, the Xi'an Li Auto Owners' Club organized the "2024 Autumn-Winter Charity Tour, " bringing together over 100 members to visit Shaanxi Aiding Center for children living in difficult circumstances. They donated essential supplies to the children in need, infusing hope and uplifting spirits.



85

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

Appendix



ESG Key Performance Indicators

Environmental

1. The environmental data is collected from Li Auto's Changzhou manufacturing base, retail stores, delivery centers, after-sales maintenance centers, Beijing R&D headquarters, and other offices.

2. Scope 1 greenhouse gas emissions are from stationary fuel (liquefied natural gas, diesel) consumption and fuel (gasoline) consumption from transportation vehicles. The emission factors of liquefied natural gas refer to the Guidelines on Greenhouse Gas Emission Accounting Methods and Reporting of Enterprises in Other Industrial Sectors issued by the National Development and Reform Commission of the People's Republic of China on July 6, 2015. The emission factors of diesel and transport vehicles refer to the How to prepare an ESG Report – Appendix 2: Reporting Guidance on Environmental KPIs published by the Stock Exchange of Hong Kong Limited in March 2020.

3. The GHG emissions (Scope 2) originate from the consumption of purchased electricity. The emission factor for purchased electricity is based on the Announcement on the Release of the 2022 Carbon Dioxide Emission Factor for Electricity published by the Ministry of Ecology and Environment of the People's Republic of China on December 26, 2024.

4. The disclosure scope of hazardous waste is defined in accordance with the National Catalogue of Hazardous Waste (2021 Edition) published by the Ministry of Ecology and Environment of the People's Republic of China.

5. The unit conversion factors of non-renewable fuel (gasoline, diesel, liquefied natural gas) refer to the How to prepare an ESG Report – Appendix 2: Reporting Guidance on Environmental KPIs published by the Stock Exchange of Hong Kong Limited in March 2020, and the Guidelines on Greenhouse Gas Emission Accounting Methods and Reporting of Enterprises in Other Industrial Sectors issued by the National Development and Reform Commission on July 6, 2015.

Indicators		Unit	Data in 2024	Data in 2023	Data in 2022
Emissions					
Atmospheric pollutant	VOC	tonne	43.3	23.6	10.4
	Nitric oxide	tonne	11.5	20.0	/
	Sulfur dioxide	tonne	0.8	2.4	/
	Methane	tonne	/	/	1.9
	Smoke and dust	tonne	6.0	8.6	2.3
Water pollutant	COD	tonne	87.5	87.7	24.1
	Ammonia nitrogen	tonne	3.7	4.9	1.0
	Total phosphorus	tonne	0.6	0.7	0.1
Non-hazardous waste	Total non-hazardous waste	tonne	69,011.14	58,642.8	22,871.5
	Non-hazardous waste intensity	tonne/RMB million of revenue	0.5	0.5	0.5
	Kitchen waste discharge	tonne	7,031.2	1,011.0	639.5
	Domestic waste discharge	tonne	3,442.1	3,652.9	2,211.6
	Recyclable waste discharge	tonne	64,853.5	53,978.9	20,020.4
Hazardous waste	Total hazardous waste	tonne	4,573.9	3,481.3	1,414.7
	Total hazardous waste intensity	tonne/RMB million of revenue	0.03	0.03	0.03
GHG emissions	Total GHG emissions	tCO₂e	322,278.4	201,566.2	104,733.9
	GHG emission intensity	tCO₂e/RMB million of revenue	2.2	1.6	2.3
	Scope 1 GHG emissions	tCO₂e	64,499.6	29,994.7	20,549.0
	Scope 2 GHG emissions	tCO₂e	257,778.8	171,571.5	84,184.9
	Total GHG emissions (manufacturing and administration)	tCO₂e	221,613.9	154,828.8	75,510.2
	Scope 1 GHG emissions (manufacturing and administration)	tCO₂e	56,986.9	28,669.1	16,610.5
	Scope 2 GHG emissions (manufacturing and administration)	tCO₂e	164,627.0	126,159.8	58,899.7
	Total GHG emissions (retail stores)	tCO₂e	97,032.8	46,737.4	29,223.7
	Scope 1 GHG emissions (retail stores)	tCO₂e	7512.7	1,325.7	3,938.5
	Scope 2 GHG emissions (retail stores)	tCO₂e	89,520.1	45,411.7	25,285.2

ESG Key Performance Indicators

Environmental

Indicators		Unit	Data in 2024	Data in 2023	Data in 2022
Use of Resources					
Energy	Comprehensive energy consumption	tec	88,300.1	55,978.3	30,292.9
	Comprehensive energy consumption intensity	tec/ RMB million of revenue	0.6	0.5	0.7
	Purchased electricity	MWh	455,209,377.6	286,742,337.6	139,038,317.1
	Purchased heat	GJ	57,292.0	73,111.8	44,466.8
	Purchased natural gas	cubic	20,947,628.0	12,978,058.0	6,148,389.0
	Diesel	meter	4,888.1	10,720.0	0.0
	Gasoline[1]	meter	1,273,024.7	790,981.0	3,229,965.1
Water	Total water consumption	tonne	2,459,752.9	1,681,919.9	833,334.4
	Total water consumption intensity	tonne/ RMB million of revenue	17.0	13.6	18.0
	Municipal water supply	tonne	2,181,732.9	1,463,391.9	758,382.4
	Recycled water	tonne	278,020.0	218,528.0	74,952.0
Material resources	Refrigerant	kg	5,820.0	105.0	85.4
	Packaging materials for complete vehicle manufacturing	tonne	1,242.1	22,800.0	6,660.0
	Recycled packaging materials for parts and parts	tonne	2,752,084.1	5,982,911.0	361,632.3
Annual input in energy conservation and environment protection		RMB million	28.5	37.5	/

[1] In 2023, data on gasoline excluded the amount of gasoline transferred to product vehicle fuel tanks for transportation.

< ☰ > 88

Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Low-Carbon Operation and Green Ambition
04 Inclusive Care and Shared Growth
05 Community Contribution for a Better Society

Appendix

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2024	Data in 2023	Data in 2022
Number of employees and breakdown					
Total number of employees		person	32,248	31,591	19,396
Total number of employees by gender	Male	person	26,739	25,967	15,860
	Female	person	5,509	5,624	3,536
Total number of employees by employment type	Full-time	person	32,248	31,591	19,396
	Part-time	person	0	0	0
	Outsourced	person	0	0	0
Total number of employees by age groups	29 and below	person	15,149	14,941	9,685
	30 to 39	person	15,808	15,636	9,106
	40 and above	person	1,291	1,014	605
Number of employees by profession category	Research and Development	person	5,930	6,726	4,838
	Sales	person	13,072	12,340	9,199
	General and Administrative	person	3,504	2,974	1,041
	Production	person	9,742	9,551	4,318
Number of employees by job type	Blue-collar employees	person	10,426	9,561	5,372
	White-collar employees	person	9,495	10,559	7,051
	Store employees	person	12,327	11,471	6,973
Number of employees by educational background	Master and above	person	5,461	4,926	3,003
	Undergraduate	person	8,572	9,860	6,561
	Junior college	person	11,697	10,305	5,791
	Senior high school and below	person	6,518	6,500	4,041
Number of employees by geographical region[1]	Chinese mainland	person	32,208	31,552	19,359
	Hong Kong SAR, Macau SAR and Taiwan	person	14	16	11
	Overseas	person	26	23	26

[1] The number of employees by geographical region (Chinese mainland, Hong Kong SAR, Macao SAR, Taiwan, and overseas) in this indicator is based on the place of identity registration or nationality of the employees.

89

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2024	Data in 2023	Data in 2022
Number of employees and breakdown					
Percentage of employees by rank and gender [1]	Senior management	person	33	28	19
	Percentage of male employees in senior management	%	90.9	89.3	94.7
	Percentage of female employees in senior Management	%	9.1	10.7	5.3
	Middle management	person	414	311	142
	Percentage of male employees in middle management	%	85.6	86.2	86.6
	Percentage of female employees in middle management	%	14.4	13.8	13.4
	Junior management	person	653	59	160
	Percentage of male employees in junior management	%	80.6	91.5	95.6
	Percentage of female employees in junior management	%	19.4	8.5	4.4
	General employees	person	31,047	31,193	19,075
Number of employees by function and gender	Total number of female employees in middle/senior management positions in revenue-generating functions	person	77	46	1
	Proportion of female in middle/senior management positions in revenue-generating function	%	14.1	13.6	5.3
	Total number of female employees in STEM-related Positions	person	922	999	746
	Proportion of female employees in STEM-related positions	%	16.1	15.2	15.4
Disabled employees		person	125	123	105
Ethnic minority employees		person	1,711	1,655	1,086
Overseas employees		person	26	22	26
New employee hires		person	12,959	16,037	13,736
Number of new employee hires by recruitment type	Social recruitment	person	9,695	14,722	11,086
	On-campus recruitment	person	3,264	1,315	2,650

[1] Li Auto reorganized and redefined the job sequence and rank sequence across the Company in 2024, thus redefining the definition of general employees as well as junior, middle level and senior managers.

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2024	Data in 2023	Data in 2022
Employee turnover and rate					
Total employee turnover and rate	Total employee turnover	person	12,302	7,037	6,218
	Employee turnover rate	%	38.2	22.3	32.1
Employee turnover rate by gender	Male	%	36.5	22.1	31.9
	Female	%	46.1	23.1	32.7
Employee turnover rate by age	29 and below	%	42.2	30.0	38.3
	30 to 39	%	35.7	15.7	26.6
	40 and above	%	21.0	9.9	15.5
Employee turnover rate by job type	Blue-collar employees	%	39.0	49.0	50.2
	White-collar employees	%	35.7	14.7	17.4
	Store employees Chinese mainland	%	39.3	36.3	32.9
Employee turnover rate by geographical region[1]	Chinese mainland	%	38.1	22.3	32.1
	Hong Kong SAR, Macau SAR and Taiwan	%	35.7	37.5	54.6
	Overseas	%	42.3	26.1	11.5
Employee turnover rate by rank	Senior management	%	6.1	10.7	10.5
	Middle management	%	10.1	6.4	15.4
	Junior management	%	24.0	11.9	7.5
	General employees	%	38.9	22.5	32.4

[1] The number of employees by geographical region (Chinese mainland, Hong Kong SAR, Macao SAR, Taiwan, and overseas) in this indicator is based on the place of identity registration or nationality of the employees.

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2024	Data in 2023	Data in 2022
Employees' development and training					
Total employee enrollments in professional training		/	311,546	34,729	25,880
Percentage of employees trained by gender	Male	%	75.5	88.9	91.5
	Female	%	85.9	94.3	93.9
Percentage of employees trained by rank	Directors	%	100.0	100.0	75.0
	Senior management	%	97.0	96.2	79.0
	Middle management	%	99.6	95.5	96.4
	Junior management	%	97.4	95.5	98.9
	General employees	%	76.3	89.8	91.9
Total training hours by gender	Male	hour	1,177,696	502,160	559,714
	Female	hour	326,413	112,679	117,982
Average training hours by gender	Male	hour	59	18	35.3
	Female	hour	69	17	33.4
Total training hours by rank	Senior management	hour	2,009	3,592	387
	Middle management	hour	63,824	8,071	4,548
	Junior managemen	hour	486,518	1,032	6,352
	General employees	hour	951,757	602,143	666,407
Average training hours by rank	Senior management	hour	59	120	20.4
	Middle management	hour	121	26	32.0
	Junior management	hour	704	16	39.7
	General employees	hour	32	18	34.9
Employee remuneration	Ratio of remuneration of Li Auto's female employees to male employees from on-campus recruitment was 1.16:1 in 2024.				

‹ ☰ › 92

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2024	Data in 2023	Data in 2022
Occupational health and safety					
Loss due to work-related injuries	Work-related fatality	person	0	0	0
	Employee work-related injury rate	%	0.03	0.04	0.07
	Work-related injuries	/	9	12	14
	Lost working days due to work-related injuries	Day	335	397	106.5
	Lost time injury frequency rate (LTIFR)[1]	/	0.14	0.2	/
	Lost workday rate /200,000 working hours (LWD)	/	0.84	1.3	/
Safety training	Annual safety training sessions	session	4,160	638	244
	Annual number of employees trained on safety	people	474,863	343,033	122,829
Safety inspection	Safety inspections	number	9,275	3,286	341
	Safety hazard inspections	number	31,192	30,659	11,947
Annual production safety accident		number	0	12	4
Annual amount of input in production safety		RMB million	50.2	26.1	16.2
Supply chain management					
Total number of suppliers		/	504	434	363
Total number of suppliers by geographical region	Chinese mainland	/	500	432	360
	Hong Kong SAR, Macau SAR and Taiwan	/	0	0	0
	Overseas	/	4	2	3
Total number of suppliers by type	Strategic suppliers	/	27	/	/
	Preferred suppliers	/	181	/	/
Supplier access	Percentage of suppliers certified to IATF 16949	%	99.1	99.4	100.0
	Percentage of suppliers certified to ISO 14001	%	94.6	93.7	89.0
	Percentage of suppliers certified to ISO 45001	%	82.8	80.9	/
	Percentage of suppliers certified to 9001	%	99.1	/	/

[1] In 2023, the scope of data collection was expanded from the manufacturing end to encompass the full scope of Li Auto.

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2024	Data in 2023	Data in 2022
Product quality and safety					
Quality and safety training	Training on quality and safety	person	74,240	29,834	27,546
	Training on quality and safety	session	2,509	350	/
	Annual quality and safety training	hour	41,064	44,752	28,000
Product R&D					
R&D Input		RMB billion	110.0	105.9	67.8
Patent	Cumulative number of granted patents	/	4,216	3,368	2,061
Trade mark	Cumulative number of trademarks registered	/	2,360	1,669	655
Copyright	Cumulative number of registered copyrights for software	/	123	98	54
Training on the protection of intellectual property rights	Total session	session	22	34	28
	/		777	/	/
Information security management					
Total sessions of information security training		session	67	4	19
Total sessions of privacy training		session	30	7	/
Total number of data breach incidents		/	0	0	0
Product and user services					
After-sales service training	Total session of after-sales service training	session	140	240	109
	Total hour of after-sales service training	hour	514,280	234,599	146,264
	Pre-job training rate of new hires	%	100.0	100.0	100.0
Satisfaction survey	After-sale service	%	99.6	99.8	99.8
	Product delivery	%	99.9	99.9	/
	Test drive	%	99.9	99.9	/
User complaint	Total complaints	/	400	10,088	2,676
	Percentage of user complaints handled	%	100.0	100.0	100.0
Philanthropy					
Philanthropic contributions		RMB million	4,730	3,324	568

ESG Key Performance Indicators

Governance

Indicators		Unit	Data in 2024	Data in 2023	Data in 2022
Anti-corruption					
Integrity training	Employee integrity training	session	76	48	17
	Total employee integrity training	hour	23,021	17,000	7,994
	Coverage of employee integrity training	%	100.0	100.0	100.0
	Integrity training for management	session	1	2	1
	Total integrity training for management	hour	150	120	20
Number of corruption cases concluded		/	2	1	0

HKEX ESG Reporting Code Content Index

Environmental

Aspects	KPIs	Page
A1 Emissions	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	P59
	A1.1 The types of emissions and respective emissions data.	P86
	A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P86
	A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P86
	A1.5 Description of emission target(s) set and steps taken to achieve them.	P59-60
	A1.6 Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s)set and steps taken to achieve them.	P59-60
A2 Use of Resource	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials.	P61-62
	A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in' 000s) and intensity (e.g. per unit of production volume, per facility).	P87
	A2.2 Total water consumption and intensity (e.g. per unit of production volume, per facility).	P87
	A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them.	P52, 62
	A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	P52, 62
	A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	P64, 87
A3 The Environment and Natural Resources	General Disclosure Policies on minimising the issuer's significant impacts on the environment and natural resources.	P59
	A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P53- 65

Social

Aspects	KPIs	Page
B1 Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	P67-69
	B1.1 Total workforce by gender, employment type, age group and geographical region.	P68
	B1.2 Employee turnover rate by gender, age group and geographical region.	P68
B2 Health and Safety	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	P73-80
	B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	P92
	B2.2 Lost days due to work injury.	P73
	B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored.	P76-80
B3 Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	P70-72
	B3.1 The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	P91
	B3.2 The average training hours completed per employee by gender and employee category.	P91

HKEX ESG Reporting Code Content Index

Social

Aspects	KPIs	Page
B4 Labour Standards	General Disclosure Information on: (a)the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	P67
	B4.1 Description of measures to review employment practices to avoid child and forced labour.	P67
	B4.2 Description of steps taken to eliminate such practices when discovered.	P67
B5 Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.	P40
	B5.1 Number of suppliers by geographical region.	P92
	B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	P39
	B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	P40
	B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	P40
B6 Product Responsibility	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.	P33-35, 44

Aspects	KPIs	Page
B6 Product Responsibility	B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	P35
	B6.2 Number of products and service-related complaints received and how they are dealt with.	P35
	B6.3 Description of practices relating to observing and protecting intellectual property rights.	P32
	B6.4 Description of quality assurance process and recall procedures.	P35
	B6.5 Description of consumer data protection and privacy policies and how they are implemented and monitored.	P21-22
B7 Anti corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	P17
	B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	P18
	B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	P18
	B7.3 Description of anti-corruption training provided to directors and staff.	P18
B8. Community investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	P82
	B8.1 Focus areas of contribution (e.g. education,environmental concerns, labour needs, health,culture, sport).	P82-83
	B8.2 Resources contributed (e.g.money or time) to the focus area.	P82

97

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

HKEX ESG Reporting Code Content Index

Climate-related disclosure

Aspects	KPIs	Page
Governance	Governance	P50
Strategy	Climate-related risks and opportunities	P51
	Business model and value chain	P51
	Strategy and decision-making	P51
	Financial position, financial performance and cash flows	/
	Climate resilience	/
	Financial impacts of climate-related risks and opportunities	P51
Risk management	Risk management	P52
Metrics and targets	Greenhouse gas emissions	P86
	Climate-related transition risks	P52
	Climate-related physical risks	P52
	Climate-related opportunities	P52
	Capital deployment	/
	Internal carbon prices	/
	Remuneration	/
	Industry-based metrics	/
	Climate-related targets	/
	Applicability of cross-industry metrics	/

GRI Content Index

Statement of use	Li Auto has reported in accordance with the GRI Standards for the period from January 1, 2024 to December 31, 2024.
GRI 1 used	GRI 1: Foundation 2021

GRI Standard	Disclosure	Location
GRI 2: General Disclosures 2021	2-1 Organizational details	P4
	2-2 Entities included in the organization's sustainability reporting	P3
	2-3 Reporting period, frequency and contact point	P3
	2-4 Restatements of information	P3
	2-5 External assurance	/
	2-6 Activities, value chain and other business relationships	P4-5
	2-7 Employees	P67-80
	2-8 Workers who are not employees	P67-80
	2-9 Governance structure and composition	P10
	2-10 Nomination and selection of the highest governance body	P10
	2-11 Chair of the highest governance body	P10
	2-12 Role of the highest governance body in overseeing the management of impacts	P10
	2-13 Delegation of responsibility for managing impacts	P10
	2-14 Role of the highest governance body in sustainability reporting	P12
	2-15 Conflicts of interest	P13
	2-16 Communication of critical concerns	P13
	2-17 Collective knowledge of the highest governance body	P11
	2-18 Evaluation of the performance of the highest governance body	P10
	2-19 Remuneration policies	P72
	2-20 Process to determine remuneration	P72
	2-21 Annual total compensation ratio	/

GRI Standard	Disclosure	Location
GRI 2: General Disclosures 2021	2-22 Statement on sustainable development strategy	P12
	2-23 Policy commitments	P17, 67
	2-24 Embedding policy commitments	P17, 67
	2-25 Processes to remediate negative impacts	P18, 48
	2-26 Mechanisms for seeking advice and raising concerns	P47
	2-27 Compliance with laws and regulations	P10
	2-28 Membership associations	P31
	2-29 Approach to stakeholder engagement	P13
	2-30 Collective bargaining agreements	/
GRI 3: Material Topics 2021	3-1 Process to determine material topics	P14
	3-2 List of material topics	P14
	3-3 Management of material topics	P14
GRI 201: Economic Performance	201-1 Direct economic value generated and distributed	/
	201-2 Financial implications and other risks and opportunities due to climate change	P50-52
	201-3 Defined benefit plan obligations and other retirement plans	P69
	201-4 Financial assistance received from government	/
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	/
	203-2 Significant indirect economic impacts	/
GRI 204: Procurement Practices	204-1 Proportion of spending on local suppliers	/
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	P17
	205-2 Communication and training about anti-corruption policies and procedures	P18
	205-3 Confirmed incidents of corruption and actions taken	P18
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	P18

99

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Low-Carbon Operation and Green Ambition

04 Inclusive Care and Shared Growth

05 Community Contribution for a Better Society

Appendix

GRI Content Index

GRI Standard	Disclosure	Location
GRI 301: Materials 2016	301-1 Materials used by weight or volume	P57
	301-2 Recycled input materials used	P57
	301-3 Recycled input materials used	P57
GRI 302: Energy 2016	302-1 Energy consumption within the organization	P87
	302-2 Energy consumption outside of the organization	P87
	302-3 Energy intensity	P87
	302-4 Reduction of energy consumption	P61-62
	302-5 Reductions in energy requirements of products and services	P54, 61-62
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	P62
	303-2 Management of water discharge-related impacts	P62
	303-3 Water withdrawal	P62
	303-4 Water discharge	P62
	303-5 Water consumption	P62
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	P63
	304-2 Significant impacts of activities, products and services on biodiversity	P63
	304-3 Habitats protected or restored	/
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	/
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	P86
	305-2 Energy indirect (Scope 2) GHG emissions	P86
	305-3 Other indirect (Scope 3) GHG emissions	/
	305-4 GHG emissions intensity	P86

GRI Standard	Disclosure	Location
GRI 305: Emissions 2016	305-5 Reduction of GHG emissions	P86
	305-6 Emissions of ozone-depleting substances (ODS)	/
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	P86
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	P60
	306-2 Management of significant waste-related impacts	P60
	306-3 Waste generated	P60
	306-4 Waste diverted from disposal	P60
	306-5 Waste directed to disposal	P60
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	P40
	308-2 Negative environmental impacts in the supply chain and actions taken	P40
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	P89, 91
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	P69
	401-3 Parental leave	P69
GRI 402: Labor/Management Relations 2016	402-1 Minimum notice periods regarding operational changes	/
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	P73
	403-2 Hazard identification, risk assessment, and incident investigation	P76
	403-3 Occupational health services	P78
	403-4 Worker participation, consultation, and communication on occupational health and safety	P76
	403-5 Worker training on occupational health and safety	P76
	403-6 Promotion of worker health	P78
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	P75-80
	403-8 Workers covered by an occupational health and safety management system	P78
	403-9 Work-related injuries	P73
	403-10 Work-related ill health	P73

GRI Content Index

GRI Standard	Disclosure	Location
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	P91
	404-2 Programs for upgrading employee skills and transition assistance programs	P71-72
	404-3 Percentage of employees receiving regular performance and career development reviews	P72
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	P67
	405-2 Ratio of basic salary and remuneration of women to men	P91
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	P67
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	/
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	/
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	/
GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving rights of indigenous peoples	/
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	/
	413-2 Operations with significant actual and potential negative impacts on local communities	/
GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria	P40
	414-2 Negative social impacts in the supply chain and actions taken	P40
GRI 415: Public Policy 2016	415-1 Political contributions	/
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories	P35
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	P35
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	P21-22

Create a Mobile Home, Create Happiness.
创造移动的家，创造幸福的家。

Li Auto Inc. Environmental, Social and Governance Report 2024